

Annual Report 2007

First National Bancshares, Inc.

FIRST NATIONAL

Annual Meeting

Reserve this date: MAY 19, 2008

The 2008 Annual Meeting of Shareholders will be held at 5:30 P.M. on Monday, May 19, 2008 in the Barnet Room of the Montgomery Building at Converse College at 580 East Main Street, Spartanburg, SC 29302.

Milestones

- Total assets surpassed $500 million
- Established the wholesale mortgage division
- Announced pricing and sale of preferred stock, totaling $18 million
- Expanded branch network to seven with the opening of new branches in Greenville, Greer and Charleston, as well as one new loan production office in Rock Hill
- Announced 7% stock dividend distribution to common shareholders
- Doubled the size of the Corporate Headquarters facility in Spartanburg with the opening of the new Operations Center
- Announced the merger of First National Bancshares, Inc. and Carolina National Corporation

Additional Awards

- Named one of South Carolina's 25 fastest-growing companies 2007 by Elliott Davis, LLC and the South Carolina Chamber of Commerce
- Named one of Nation's Top 50 community banks by *US Banker Magazine*
- Chief Financial Officer Kitty Payne named "Outstanding Young Banker" by South Carolina Bankers Association

Data is presented as of years ended December 31



$180,663
$236,344
$328,679
$465,382
$586,513
'03 '04 '05 '06 '07
ASSETS
$130,421
$188,508
$251,405
$379,490
$494,093
'03 '04 '05 '06 '07
LOANS
$154,733
$191,811
$271,695
$376,701
$471,828
'03 '04 '05 '06 '07
DEPOSITS

(dollars in thousands)

For further financial information about First National Bancshares, Inc., please refer to its Annual Report on Form 10-K, a copy of which is included with the package provided to its shareholders in connection with the 2008 annual meeting of shareholders.

Letter to Shareholders

2007 was an exciting and significant year for First National. We've grown in geography, in facilities, in customer base, and we've grown financially. First National Bank of the South's assets grew 26% in 2007, reaching $586.5 million by the end of the year. We're proud of what that growth means to you, with record earnings of approximately $4.1 million for 2007.

We announced our acquisition of Carolina National Bank and its four Columbia-area locations in 2007. These branches opened as First National Bank of the South on February 19, 2008, and First National became the ninth-largest financial institution headquartered in South Carolina with eleven full-service branches throughout the state with assets now exceeding $820 million. Soon, we will open a fifth Columbia-area location in Lexington. We welcome the former Carolina National shareholders and customers to the First National family and look forward to completing the integration of our two banks' operations later this year.

Earlier in the year we opened two Market Headquarters facilities in Greenville and Charleston, as well as our operations center adjacent to our corporate headquarters in Spartanburg. These facilities will support planned future offices in each of these market areas. During 2007, we laid the groundwork for future expansion as we opened a full-service branch in Greer, South Carolina, and loan production offices in Rock Hill, South Carolina, and Union County, North Carolina. Our York County Market Headquarters should be under construction soon in the Fort Mill/Tega Cay community. We are fortunate to be in these growth markets with such a talented staff and a supportive group of shareholders.

The growth in each of our market areas during the year positions us for continued growth in the near term as well as in years to come. We look forward not only to another prosperous year in 2008, but a future solidly rooted across South Carolina and expanding even further in the future.

All of us, directors, management and staff, realize that our success is possible because of your continued support and loyalty. Please let us know any time we can assist you with your financial needs and feel free to contact us with any questions or comments.

Best regards,

Jerry L. Calvert
President & CEO, Vice Chairman

Gaines W. Hammond, Jr., M.D.
Chairman



Left: **Jerry L. Calvert**
Right: **Gaines W. Hammond, Jr., M.D.**

Board of Directors



Seated Left to Right: **Martha C. :hapman, C. Dan Adams, William H. Stern, I.S. Leevy Johns(n;** *Middle Row Left to Right:* **Dr. C. Tyrone Gilmore, Sr., Jerry L. Calvert** *(Vice Chairmε ı),* **Peter E. Weisman, William A. Hudson, Gaines W. Hammc nd, Jr., M.D.** *(Chairman); Back Row Left to Right:* **Coleman L. Young, Jr., Joel A. Smith, III, W. Russel F oyd, Jr., Robert E. Staton, Mellnee G. Buchheit, Norman F. Pı ılliam** *(Chairman Emeritus),* **Donald B. Wildman, Benjamin R. Hines**

Executive Officers



Back Row Left to Right: **David ·I. Zabriskie,** Senior Lender; **Jerry L. Calvert,** President & CE), Vice Chairman; **Roger B. Whaley,** Executive Vice President
Front Row Left to Right: **Robe: W. Murdoch, Jr.,** Retail Banking Manager; **Kitty B. Payne,** C ıief Financial Officer

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)

As of the year ended December 31,

Income Statement Information	2007	2006
Interest income	$ 39,968	$ 28,886
Interest expense	22,465	14,725
Net interest income	17,503	14,161
Provision for loan losses	1,396	1,192
Net interest income after provision	16,107	12,969
Noninterest income	4,151	2,079
Noninterest expense	14,159	8,901
Net income before income taxes	6,099	6,147
Provision for income taxes	2,039	2,095
Net income	$ 4,060	$ 4,052
Balance Sheet Information		
Total assets	$ 586,513	$ 465,382
Securities available for sale	70,530	63,374
Loans, net of unearned income	474,685	379,490
Allowance for loan losses	4,951	3,795
Mortgage loans held for sale	19,408	–
Deposits	471,828	376,701
Borrowings	64,453	58,849
Shareholders' equity	$ 47,556	$ 26,990
Per Share Data(1)		
Basic net income	$ 0.93	$ 1.12
Weighted average basic shares outstanding	3,696,464	3,615,022
Diluted net income	$ 0.84	$ 0.94
Weighted average diluted shares outstanding	4,847,045	4,324,561
Book value	$ 8.49	$ 7.29
Selected Performance Ratios		
Net interest margin	3.39%	3.79%
Return on average assets	0.76%	1.05%
Return on average equity	10.89%	16.82%
Efficiency ratio	65.39%	54.81%

(1) All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

Total Return Performance



First National Bancshares, Inc.
NASDAQ Composite
SNL Bank and Thrift Index
Index
300
250
200
150
100
50
254.42
198.60
137.40
100
100
100
12/31/02
12/31/07
Period Ended

The above graph sets forth the performance of our common stock for the five-year period ended December 31, 2007, as compared to the NASDAQ Composite and The SNL Bank and Thrift Index. The graph assumes $100 in market value on December 31, 2002, and reflects all stock dividends and splits distributed during the periods presented.

The performance data featured represents past performance, which is no guarantee of future results. Investment return and principal value of an investment will fluctuate; therefore, you may have a gain or loss when you sell your shares. Current performance may be higher or lower than performance quoted.

Financial Information
We will furnish, upon request, free of charge, copies of our Annual Report on Form 10-K by contacting:

Kitty Payne
First National Bancshares, Inc.
PO Box 3508
Spartanburg, SC 29304
(864) 948-9001

SPARTANBURG REGION

Corporate Headquarters



Chapman Cultural Center, Spartanburg, South Carolina

First National is proud to be part of the lasting tradition of strong business development and community involvement in Spartanburg. Our growth in this region continues, not only in market share, but in facilities and personnel. After beginning our operations in Spartanburg just over eight years ago, we are now, according to the FDIC, fourth in Spartanburg market share based on deposits with three branch offices in this region. In April, we opened our new operations center adjacent to the main office and corporate headquarters.



Left to Right,
Van Clark, Human Resource Manager
Jeff Benjamin, Senior Credit Officer
Jimmy Pa e, Senior Financial Officer
Peter Seit , Senior Vice President



Circle of Friendship Sculpture, Barnet Park, Spartanburg, South Carolina

Our new operations facility houses both current and future operational staff supporting the growth in each of our regions, as well as supporting the wholesale mortgage division, which was organized in January 2007. The wholesale team provides services to community banks and mortgage brokers throughout the Carolinas and Virginia. Over the past year, we also added several experienced team members including senior leadership officers in Finance, Sales and Service, Credit Administration and Business Development.



Left to Right:
Louie Blanton, Commercial Banking & Business Development
John Higdon, Director of Wholesale Mortgage
Sid Walker, Commercial Banking Officer
Kent Dill, Retail Sales & Service Manager

NORTHERN REGION

York County
South Charlotte



Winthrop University, Rock Hill, South Carolina

Our first venture into the northern region, a loan production office in Rock Hill, opened in 2007 and provided ar excellent starting point for our future operations in this market. Plan: have been finalized for the York County Market Headquarters and ful -service branch in the Tega Cay community, which should open in th fourth quarter of 2008. We recently expanded in this region by open ng a loan production office in North Carolina's Union County, which ositions us to capitalize on the growth opportunities in the attractiv South Charlotte market.



Left to Right:
Chris Williams, York C unty Market Executive
Rick Manley, Norther Region Executive Officer

WESTERN REGION

Greenville
Greer



The Liberty Bridge in Falls Park, Greenville, South Carolina



Continuing to build our presence in this fast-growing region, we opened our Greenville Market Headquarters and full-service branch on Pelham Road in June of 2007. Expansion in Greenville County continued with the addition of a full-service branch in Greer in August of last year. Our Western Region is now supported by a regional board of community and business leaders who will serve as ambassadors for First National and offer insight to the financial needs of the market.

Barry Starling, Western Region Executive Officer



Arthur Ravenel Bridge, Charleston, South Carolina

Our Charleston Market Headquarters opened downtown on East Bay Street in April 2007, adding a second full-service branch to the existing office in Mount Pleasant. Keeping First National's growth goals for the market in mind, the lenders maintained a strong level of loan production throughout the year. The regional board of directors continues to be an excellent referral source, assisting management in pursuing business development opportunities.

Bob Whittemore, Coastal Region Executive Officer



MIDLANDS REGION

Columbia



State Capitol, Columbia, South Carolina



Our recent merger with Carolina National Bank added four Columbia offices to our branch network. A fifth office is under construction in Lexington, scheduled to open in the summer of 2008. This merger makes First National the ninth-largest financial institution headquartered in South Carolina with assets exceeding $800 million. As a result of this acquisition, we added four directors to our corporate board from this region. The management team will continue to work with a local regional board to pursue business development opportunities and provide quality services to the growing customer base in the Columbia market.

Left to Right:
Brook Moore, Midlands Commercial Banking Executive
Rick Manley, Midlands Region Executive Officer
Mary Ellis Gabriel, Midlands Consumer Banking Executive
Steve Waddell, Midlands Market Executive

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006 (dollars in thousands)

Assets	2007	2006
Cash and cash equivalents	$ 8,426	$ 8,205
Securities available for sale	70,530	63,374
Loans, net of allowance for loan losses of $4,951 and $3,795, respectively	469,734	375,695
Mortgage loans held for sale	19,408	–
Premises and equipment, net	2,974	6,906
Other	15,441	11,202
Total assets	**$ 586,513**	**$ 465,382**
Liabilities and Shareholders' Equity		
Liabilities:		
Deposits		
Noninterest-bearing	$ 44,466	$ 31,321
Interest-bearing	427,362	345,380
Total deposits	**471,828**	**376,701**
FHLB advances	41,690	37,476
Junior subordinated debentures	13,403	13,403
Federal funds purchased	9,360	7,970
Accrued expenses and other liabilities	2,676	2,842
Total liabilities	**538,957**	**438,392**
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, par value $.01 per share, 10,000,000 shares authorized; 720,000 and 0 shares issued and outstanding, respectively	7	–
Common stock, par value $.01 per share, 10,000,000 shares authorized; 3,724,548 and 3,700,439 shares issued and outstanding, respectively	37	37
Additional paid-in capital	43,809	26,906
Treasury stock, 14,181 shares, at cost	(224)	–
Unearned ESOP shares	(518)	(558)
Retained earnings	4,408	1,071
Accumulated other comprehensive income (loss)	37	(466)
Total shareholders' equity	**47,556**	**26,990**
Total liabilities and shareholders' equity	**$ 586,513**	**$ 465,382**

All share and per share amounts reflect the 3 for 2 stock split dis ributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30 2007.

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2007, 2006 and 2005 (dollars in thousands, except share data)

	2007	2006	2005
Interest income			
Loans	$ 35,661	$ 26,237	$ 15,461
Taxable securities	2,672	1,977	1,319
Nontaxable securities	621	352	262
Federal funds sold and other	1,014	320	299
Total interest income	**39,968**	**28,886**	**17,341**
Deposits	18,872	12,134	6,484
FHLB advances	1,957	1,570	925
Junior subordinated debentures	1,025	877	380
Federal funds purchased and other	611	144	41
Total interest expense	**22,465**	**14,725**	**7,830**
Net interest income	17,503	14,161	9,511
Provision for loan losses	1,396	1,192	594
Net interest income after provision for loan losses	16,107	12,969	8,917
Mortgage banking income	1,858	–	–
Service charges and fees on deposit accounts	1,270	1,080	961
Gain on sale of securities available for sale	117	33	–
Other	906	966	894
Total noninterest income	**4,151**	**2,079**	**1,855**
Salaries and employee benefits	7,876	5,128	3,744
Occupancy and equipment expense	2,030	1,046	660
Public relations	734	609	378
Data processing and ATM expense	702	587	487
Professional fees	648	284	251
Telephone and supplies	426	295	211
Other	1,743	952	745
Total noninterest expense	**14,159**	**8,901**	**6,476**
Net income before income taxes	6,099	6,147	4,296
Provision for income taxes	2,039	2,095	1,461
Net income	**$ 4,060**	**$ 4,052**	**$ 2,835**
Net income per share			
Basic	$ 0.93	$ 1.12	$ 0.90
Diluted	$ 0.84	$ 0.94	$ 0.73
Weighted average shares outstanding			
Basic	3,696,464	3,615,022	3,142,035
Diluted	4,847,045	4,324,561	3,933,760

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

CORPORATE HEADQUARTERS



FIRST NATIONAL

In April 2007, we completed our operations center adjacent to the existing corporate headquarters and full-service branch on North Pine Street in Spartanburg, creating a 30,000 square foot complex. The additional 14,500 square feet of office space houses loan, branch and deposit operations, as well as the information technology, facilities and security, human resources, credit administration and compliance departments. This addition allows us to consolidate and centralize our backroom operations in an effort to increase productivity and allow for future growth

SPARTANBURG

Main Office & Corporate Headquarters
215 North Pine Street

Westside
2680 Reidville Road

Boiling Springs
3090 Boiling Springs Road

COLUMBIA

Downtown Office & Market Headquarters
1350 Main Street

Downtown Drive-Thru
1340 Sumter Street

Trenholm Plaza
4840 Forest Drive

Northeast
10134 Two Notch Road

Garners Ferry
6041 Garners Ferry Road

Lexington
Opening Summer 2008!

CHARLESTON

Downtown Office & Market Headquarters
140 East Bay Street

Mount Pleasant
651 Johnnie Dodds Boulevard

GREENVILLE

Pelham Road Office & Market Headquarters
3401 Pelham Road

Greer
713 W. Wade Hampton Boulevard

YORK COUNTY

Fort Mill/Tega Cay Office & Market Headquarters
Opening Winter 2008!

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2007

or

☐ **Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file no. 000-30523

FIRST NATIONAL BANCSHARES, INC.

First National Bancshares, Inc.

(Exact name of registrant as specified in its charter)

South Carolina	**58-2466370**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
215 N. Pine St., Spartanburg, S.C.	**29302**
(Address of principal executive offices)	(Zip Code)

864-948-9001

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, $0.01 par value	The NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates (shareholders holding less than 5% of an outstanding class of stock, excluding directors and executive officers, computed by reference to the price at which the common stock was last sold) was $38,621,340, as of the last business day of the registrant's most recent completed second fiscal quarter.

6,367,521 shares of the registrant's common stock were outstanding as of March 31, 2008 (the latest practicable date).

DOCUMENTS INCORPORATED BY REFERENCE

Company's Proxy Statement for the 2008 Annual Shareholders Meeting (Part III)

IMPORTANT INFORMATION ABOUT THIS REPORT

In this report, the words "First National," "Company," "we" "us" and "our" mean First National Bancshares, Inc., including First National Bank of the South, our wholly-owned national bank subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report, including information included or incorporated by reference in this document, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to the financial condition, results of operations, plans, objectives, future performance, and business of First National. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "should," "will," "expect," "anticipate," "predict," "project," potential," "believe," "continue," "assume," "believe," "intend," "plan," "forecast," "goal," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to those described below under Item 1A-Risk Factors and the following:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- construction delays and cost overruns related to the expansion of our branch network;
- changes in technology;
- changes in deposit flows;
- changes in monetary and tax policies;
- adequacy of the level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth and the lack of seasoning of our loan portfolio;
- changes in accounting principles, policies or guidelines;
- our ability to maintain effective internal control over financial reporting;
- our reliance on secondary liquidity sources such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets;

- expected revenue synergies and cost savings from the acquisition of Carolina National Corporation ("Carolina National"), completed on January 31, 2008, and its wholly-owned banking subsidiary, with and into First National;
- revenues following the merger may be lower than expected; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1. Business.

First National Bancshares, Inc.

We are a South Carolina corporation organized in 1999 to serve as the holding company for First National Bank of the South, a national banking association, which is referred to herein as the "bank." The bank currently maintains a main office in Spartanburg, South Carolina, ten additional full-service branches and two loan production offices in select markets across the state.

Our assets consist primarily of our investment in the bank and liquid investments. Our primary activities are conducted through the bank. As of December 31, 2007, our consolidated total assets were $586.5 million, our consolidated total loans were $494.1 million, our consolidated total deposits were $471.8 million, and our total shareholders' equity was approximately $47.6 million. In January 2008, we acquired Carolina National Corporation and its wholly-owned bank subsidiary, Carolina National Bank and Trust Company. As of December 31, 2007, Carolina National's consolidated total assets were $220.6 million, its consolidated total loans were $206.2 million, its consolidated total deposits were $185.0 million, and its total shareholders' equity was approximately $32.3 million.

Our net income is dependent primarily on our net interest income, which is the difference between the interest income earned on loans, investments, and other interest-earning assets and the interest paid on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by our noninterest income derived principally from service charges and fees and income from the sale and/or servicing of financial assets such as loans and investments, as well as the level of noninterest expenses such as salaries, employee benefits and occupancy costs.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal, and regulatory policies of governmental agencies. Lending activities are influenced by a number of factors, including the general credit needs of individuals and small and medium-sized businesses in its market areas, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily the rates paid on competing investments, account maturities, and the levels of personal income and savings in our market areas.

First National Bank of the South

First National Bank of the South is a national banking association with its principal executive offices in Spartanburg, South Carolina. The bank is primarily engaged in the business of accepting deposits insured by the FDIC and providing commercial, consumer, and mortgage loans to the general public. We operate under a traditional community banking model, with a particular focus on commercial real estate and small business lending. We commenced banking operations in March 2000 in Spartanburg, South Carolina, where we operate three full-service branches under the name First National Bank of Spartanburg. Since 2003, we have expanded into four additional counties across the state of South Carolina under the name First National Bank of the South.

In October 2005, we successfully converted our Mount Pleasant loan production office, opened in October 2004, to a fourth full-service branch, our first in the Charleston area. In January 2006, we expanded into our state's capital with the opening of a loan production office in Columbia. In February 2006, we opened a loan production office on Daniel Island to expand our presence in the Charleston area.

In October 2006, we opened a fifth full-service branch, our first in the Greenville market, in a temporary location. In June 2007, we completed construction of our permanent branch and market headquarters on Pelham Road in Greenville and relocated our Greenville full-service branch to this location. In August 2007, we opened a full-service branch in an existing facility in Greer, South Carolina.

In April 2007, we opened a sixth full-service branch, its second in the Charleston market, in a leased facility located at 140 East Bay Street in downtown Charleston. We are expanding our banking operations into York and Lancaster Counties, beginning with a loan production office in Rock Hill that opened in February 2007. In December 2007, the Office of the Comptroller of the Currency ("OCC") approved the opening of a full-service branch and York County market headquarters to serve the Fort Mill/Tega Cay community, which is expected to open later in 2008.

In April 2007, we opened our new operations center adjacent to our corporate headquarters in Spartanburg, South Carolina, which resulted in a total of 29,500 square feet of office space, including its existing corporate headquarters facility which continues to house a full-service branch.

On February 19, 2008, the four Columbia full-service branches of Carolina National Bank and Trust Company began to operate as First National Bank of the South. In connection with the merger, we consolidated our Columbia loan production office into one of the Columbia full-service branches. In addition, we have received approval from the OCC for the fifth full-service branch in the Columbia market to be located in Lexington, South Carolina. This new facility is currently under construction and is projected to open in the summer of 2008.

In August 2002, we began to offer trust and investment management services through a strategic alliance with Colonial Trust Company, a South Carolina private trust company established in 1913. We also originate small business loans under the Small Business Administration's ("SBA") various loan programs. The SBA division operates from our Pelham Road location in Greenville and makes loans to customers located throughout the Carolinas and Georgia. In addition, we opened a wholesale mortgage division on January 29, 2007, as an enhancement to our current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of ten individuals. We offer a wide variety of conforming and non-conforming loans with fixed and variable rate options, although the trend is to move towards all loans being conforming or traditional mortgage loans. Conforming loans are those that are fully documented and are in amounts less than $417,000. The division also offers FHA/VA and construction/permanent products to its customers. The division's customers are located primarily in South Carolina. We anticipate the wholesale mortgage division will continue to serve our existing base of other community banks and mortgage brokers.

Growth Strategy

We target both individuals and small to medium-sized businesses in our markets and have adopted a decentralized strategy that focuses on providing superior service through our employees who are relationship-oriented and committed to their respective communities. Through this strategy we intend to grow our business, expand our customer base, and improve profitability. The key elements of our strategy are:

Deliver superior community banking. First National effectively competes with its super-regional competitors by providing superior customer service with localized decision-making capabilities. First National emphasizes to its employees the importance of delivering superior customer service and seeking opportunities to strengthen relationships both with customers and in the communities First National serves. First National's organizational structure with its designation of regional executives allows it to provide local decision-making consistent with its community banking philosophy. First National has created and will continue to create regional boards comprised of local business and community leaders in each of its markets. First National currently maintains a regional board in Charleston and in Greenville. First National has also formed a Columbia regional board made up of five of the former Carolina National board members as advisors.

Maintain excellent asset quality. First National considers credit quality to be of primary importance and has taken measures to help assure that it consistently maintains excellent asset quality through a strong credit culture, extensive underwriting procedures, and comprehensive loan review. First National has developed an operations infrastructure designed to support its rapid growth and expansion plans without sacrificing credit quality. First National's continued focus on asset quality has resulted in a ratio of net charge-offs to average total loans at or below 0.07% for the past five years. For the year ended December 31, 2007, First National's ratio of net charge-offs to average total loans was .06%.

Expand into high growth markets. First National has pursued growth through both de novo branching and bank acquisitions into attractive markets based on its analysis of demographic and competitive data. First National's strategy for the development of de novo branches is to identify experienced bankers in each target market who share its philosophies regarding community banking, strong credit policies, and customer service. After retaining these key executives, First National then opens a loan production office in the market. Once there is a sufficient loan and customer base at the loan production office, First National converts the loan production office into a full-service branch to further serve the market. First National's expansion in both Charleston and Greenville followed this approach. First National believes its expansion philosophy enables it to enter markets with less risk and operate more efficiently upon the opening of a full-service branch. While organic growth has been in the past First National's primary focus, through the merger with Carolina National Corporation it recently acquired four full-service branches in the Columbia market to create a statewide presence for First National. First National may continue to consider select bank and non-bank (e.g. brokerage and insurance) acquisitions in the future to facilitate growth in target markets.

Build core deposit base. First National's primary competition in its markets is large regional and super regional banks. First National believes that its community banking philosophy and emphasis on customer service allows it to take market share from its competitors. As a result, First National intends to decrease its reliance on non-core funding as more loan production offices are converted into full service branches and these branches mature. While building a core deposit base takes time, First National's strategy has experienced considerable success. First National entered Charleston in October 2005 with a loan production office. In October 2006, due to significant loan demand and the creation of a core customer base, First National converted the office into a full service branch. Within one year, deposits had grown substantially and the loan to deposit ratio had fallen to 100%. First National is now leveraging its success in this market with its new branch in downtown Charleston. In January 2008, First National acquired Carolina National Corporation and its wholly-owned bank subsidiary located in Columbia, which as of December 31, 2007 had $185.0 million in deposits. First National's goal is to be in the top five institutions in deposit market share in each of its markets.

Enhance current banking operations by diversifying revenue mix. First National seeks to provide a broad range of products and services to better serve its customers, while also increasing noninterest income as a percentage of its gross income (net interest income plus noninterest income). First National offers trust and investment management services through its strategic alliance with Colonial Trust Company, a South Carolina private trust company, established in 1913. In January 2007, First National opened a wholesale mortgage division to originate residential real estate mortgage loans through other community banks and mortgage brokers and sell them in the secondary market. First National will evaluate future opportunities to increase noninterest income as they arise. First National expects these efforts to allow it to diversify its revenue sources.

Merger with Carolina National

On January 31, 2008, Carolina National Corporation, the holding company for Carolina National Bank and Trust Company, merged with and into First National (the "Merger"). On February 18, 2008, Carolina National Bank and Trust Company merged with and into First National Bank of the South.

Unless otherwise noted in this report, the financial information presented for First National as of the year ended December 31, 2007 and for all prior periods represent the financial condition of First National prior to the merger. Unless otherwise noted in this report, any financial information presented for Carolina National as of the year ended December 31, 2007 is unaudited and represents the financial condition of Carolina National prior to the merger.

As a result of this acquisition, we have added four full-service branches in the Columbia market to our operations that had been previously operated by Carolina National Bank and Trust Company. Columbia's central location in the state and convenient access to I-20, I-26, and I-77 makes this area one of the fastest growing areas in South Carolina according to U.S. Census data. Home to the state capital, the University of South Carolina, and a variety of service-based and light manufacturing companies, this area provides a growing and diverse economy. According to SNL Financial ("SNL"), Columbia had an estimated population of 356,842 residents as of July 1, 2007 and is projected to grow 7.6% from 2007 to 2012. The South Carolina Department of Commerce reports that Richland County attracted over $442.0 million in announced capital investment since 2000. Additionally, as reported by the Central Midlands Council of Governments, new single family housing units approved for construction in Richland County and surrounding areas increased from 2,172 in 1990 to 4,941 in 2004, an increase of over 127%. As of June 30, 2007, FDIC-insured institutions in Richland County and the Columbia metropolitan area had approximately $8.71 billion and $12.4 billion in deposits respectively.

Carolina National was a South Carolina corporation registered as a bank holding company with the Federal Reserve Board. Carolina National engaged in a general banking business through its subsidiary, Carolina National Bank and Trust Company, a national banking association, which commenced operations in July 2002. As a result of the Merger, First National moved its Columbia loan production office to Carolina National's former main office and branch and the former Carolina National loan production office in Rock Hill moved to the existing First National Rock Hill location.

We expect that the Merger will render a combined company which will possess more financial resources than First National or Carolina National alone, with which to compete in the marketplace for banking and financial services. The combined organization will be a more effective competitor than either existing bank alone, not only because of its larger market capitalization and asset base, but also because of its greater efficiency.

Consolidating the resources, expertise and market knowledge of First National and Carolina National will also provide numerous benefits to the consumers and businesses in the communities they serve. By bringing First National's successful retail culture to Carolina National's attractive branch footprint, the combined organization will offer expanded loan and deposit products and services to Carolina National's existing customers. In addition, the broader geographic diversification brought about by combining the complementary branch networks is expected to reduce credit risk concentration for the combined entity. In addition, the Merger will enable the combined organization to meet the credit needs of the businesses in the communities each institution currently serves, due to, among other things, higher aggregate credit limits. Accordingly, the combined company can more readily support economic growth and development in these communities.

Under the terms of the definitive agreement, Carolina National's shareholders were given the option to elect to receive either 1.4678 shares of our common stock or $21.65 of cash for each share of Carolina National common stock held, or a combination of stock and cash, provided that the aggregate consideration consisted of 70% stock and 30% cash. Based on the "Final Buyer Stock Price", as defined in Section 9.1(g) of the Agreement and Plan of Merger dated August 26, 2007 by and between First National and Carolina National Corporation (the "Merger Agreement"), of $12.85, and including the value of Carolina National's outstanding options and warrants, the transaction closed with an aggregate value of $54.1 million. After the allocation and proration processes set forth in the Merger Agreement were applied to the elections made by Carolina National shareholders, the total Merger consideration resulted in an additional 2,663,673 shares of First National common stock. In addition, cash consideration of $16,848,809 will be paid in exchange for shares of Carolina National common stock.

Our Market Areas

To better execute our strategic plan for growth and expansion, we have organized our banking operations into five regions:

- Spartanburg Region;
- Coastal Region;
- Western Region;
- Northern Region; and
- Midlands Region.

The Spartanburg Region serves as the backbone and support center for First National's expanding branch network. First National's corporate headquarters are located in the Spartanburg Region, along with two other full service branches. Within each other region, First National conducts its banking operations in selected market areas which meet the criteria for its business plan. In addition, First National is continually evaluating other high-growth areas to further expand its asset base and resulting branch network. First National has appointed an officer to each region, other than the Spartanburg Region, to oversee each region's banking and business development activities and assist the executive management team in evaluating market areas within the region for growth and expansion opportunities. These regional officers also serve as the liaison to their region's business community and function as the primary point of contact for the local regional board members.

Spartanburg Region

Our primary market area is Spartanburg County, which is located in the upstate region of South Carolina between Atlanta and Charlotte on the I-85 business corridor. According to SNL, as of July 1, 2007, Spartanburg County's population totaled 275,235 residents. Population growth from 2007 to 2012 for Spartanburg County is projected to be 5.8%.

According to the South Carolina Department of Commerce, Spartanburg County attracted over $160 million in capital investment in 2005. In addition, the Spartanburg Area Chamber of Commerce reports that since 2001, downtown Spartanburg has attracted more than $170 million in investments and 1,200 new jobs. As of 2007, estimated median family income for the Spartanburg metropolitan statistical area was $51,000, as compared to $50,800 for South Carolina, according to the U.S. Department of Housing and Urban Development. According to the South Carolina Department of Commerce, more than 110 international firms, representing 15 nations, conduct business in Spartanburg County, including Michelin, BMW, and Invista. BMW's North American assembly plant in Spartanburg began production in September 1995 and is now the sole producer of both the Z4 roadster and coupe and the X5 sports activity vehicle. Spartanburg is also home to many domestic corporations, including Milliken, Cryovac, Denny's, QS/1, and Advance America. We believe that Spartanburg has a strong economic environment that will continue to support the community and our business in the future.

We advertise heavily in the Spartanburg market and, through our three full-service branches in Spartanburg, have positioned ourselves as the leading local community bank in this market. As of June 30, 2007, we were the fourth largest bank in Spartanburg County, with $391.5 million in total deposits, or 11.35% of the approximately $3.5 billion of deposits in the market. The following table includes information from the FDIC website regarding our deposit market share in Spartanburg County relative to top competitor banks as of June 30, 2007:

Rank	Bank	Branches	Total Deposits	Market Share
1	Wachovia	7	$557.0 million	16.15%
2	Bank of America	8	512.4 million	14.86%
3	BB&T	9	444.4 million	12.89%
4	**First National Bank**	**3**	**391.5 million**	**11.35%**
5	First Citizens	10	321.2 million	9.31%
6	Suntrust Bank	12	283.0 million	8.20%
7	Arthur State Bank	7	199.6 million	5.79%
8	First South Bank	2	170.6 million	4.94%
	All others (8 institutions)	21	569.6 million	16.51%
	Total	79	$3.5 billion	100.00%

The Spartanburg Region also serves as the backbone and support center for our expanding branch network. We operate our corporate headquarters and operations in this region and opened our new operations center adjacent to our corporate headquarters in April 2007. The completion of this addition added 29,500 square feet of office space while continuing to house a full-service branch.

Coastal Region

The Eastern Region consists of historic Charleston and will also encompass future expansion into other fast-growing coastal areas of South Carolina. Our full-service branch in Mount Pleasant and our loan production office on Daniel Island serve the fast-growing Charleston market. First National opened another full-service branch in the Charleston market at 140 East Bay Street in downtown Charleston in April 2007. This location serves as First National's headquarters for the Charleston market area. According to the FDIC, total deposits in Charleston were $7.04 billion as of June 30, 2007.

Charleston

As of July 1, 2006, Charleston County's estimated population totaled 342,194 residents and the Charleston-North Charleston Metropolitan Statistical Area ("MSA") estimated population totaled 616,148, according to SNL. Population growth for Charleston County and the Charleston-North Charleston MSA is projected to be 8.79% and 10.88%, respectively, from 2006 to 2011. The Charleston area achieved an employment growth rate of 9.1% from 2000 through 2005, outpacing national employment growth of 3.5% during that same period, according to the Charleston Regional Development Alliance.

Charleston is the beneficiary of significant investment and development. The South Carolina Department of Commerce reports that Charleston County has attracted over $653.7 million in announced capital investment since 2004. The Charleston Regional Development Alliance reports that since 1995, new and expanding companies invested more than $5 billion in the region. In its May 2006 issue, *Inc.* magazine ranked Charleston as one of "The Top U.S. Cities for Doing Business." The Charleston regional economy has attracted approximately 70 firms with internationally-owned operations, according to the Charleston Regional Development Alliance. These firms include Bosch, Berchtold, Maersk Sealand, Rhodia, and Holset Engineering. Domestic firms also maintain significant operations in the Charleston area, including MeadWestvaco, Nucor Steel, Alcoa, Arborgen, Blackbaud, and Piggly Wiggly. In addition, as of 2006, the U.S. Navy and the Charleston Air Force Base collectively employed over 21,800 full-time employees, according to the Charleston Metro Chamber of Commerce.

Charleston is also a popular travel destination, which helps fuel the local economy. *Conde Nast Traveler* magazine has ranked Charleston as one of the country's top 10 domestic travel destinations for the past 13 years. According to the Charleston Metro Chamber of Commerce, in 2004, there were over 4.7 million visitors to the Charleston region with an aggregate regional economic impact of $5.7 billion. In addition, the total direct and indirect jobs in the Charleston region related to tourism were approximately 105,000 in 2004, resulting in aggregate earnings for local residents exceeding $1.45 billion.

As of June 30, 2007, with two full-service branches in the Charleston market, we were the 17th largest bank in Charleston County, with $38.8 million in total deposits, or 0.55% of the approximately $7.04 billion of deposits in the market. The following table includes information from the FDIC website regarding deposit market share in Charleston County as of June 30, 2007:

Rank	Bank	Branches	Total Deposits	Market Share
1	Wachovia	20	$ 2.04 billion	28.98%
2	Bank of America	16	1.12 billion	15.84%
3	First FS&LA of Charleston	17	929.8 million	13.21%
4	National Bank of South Carolina	6	467.0 million	6.64%
5	BB&T	7	369.5 million	5.25%
6	Tidelands	2	323.2 million	4.59%
7	First Citizens	14	293.6 million	4.17%
8	Community FirstBank	4	282.5 million	4.01%
9	Southcoast Community Bank	7	258.7 million	3.68%
10	Carolina First Bank	4	245.5 million	3.49%
	All others (5 institutions)	32	712.8 million	39.21%
	Total	129	$ 7.04 billion	100.00%
17	First National Bank	2	38.8 million	0.55%

Western Region

The Western Region stretches from Spartanburg to the Georgia border along South Carolina's I-85 corridor. We opened a full-service branch at a temporary location in Greenville in October 2006. In June 2007, we completed our permanent branch and market headquarters on Pelham Road and relocated our Greenville full-service branch to this location. In August 2007, we opened a full-service branch in an existing facility in Greer, South Carolina.

Greenville County is South Carolina's most populous county with 420,579 residents as of July 1, 2007 according to SNL. Greenville County's projected population growth from 2007 to 2012 is 7.3%. Greenville is also one of the state's wealthiest counties, with an estimated median income of $52,900 in 2007 versus $51,000 for the state of South Carolina according to U.S. Department of Housing and Urban Development.

In the past decade, Greenville County has attracted more than $6 billion in new business investment, 43,000 new jobs and, according to the 2005 Greenville County Annual Report, is now considered the "economic engine of South Carolina." During the same period, Greenville County was rated first in the United States by *Site Selection* Magazine for both new and expanding international firms and, in 2002 was ranked fifth out of America's top 50 cities for European business expansion.

As of June 30, 2007, with two full-service branches in the Greenville market, we were the 25th largest bank in Greenville County, with $17.8 million in total deposits, or 0.19% of the approximately $9.59 billion of deposits in the market. The following table includes information from the FDIC website regarding deposit market share in Greenville County as of June 30, 2007:

Rank	Bank	Branches	Total Deposits	Market Share
1	Carolina First Bank	13	$ 2.43 billion	25.39%
2	Wachovia	19	1.62 billion	16.88%
3	BB&T	20	1.34 billion	13.99%
4	Bank of America	16	917.8 million	9.57%
5	Suntrust Bank	17	467.0 million	4.87%
6	Greenville First Bank	3	388.6 million	4.05%
7	Bank of Travelers Rest	7	337.5 million	3.52%
8	Palmetto Bank	12	324.8 million	3.39%
9	First Citizens	11	269.7 million	2.81%
10	Greer State Bank	4	237.3 million	2.47%
	All others (19 institutions)	35	1.25 billion	13.06%
	Total	157	$ 9.59 billion	100.00%
25	First National Bank	1	17.8 million	0.19%

Northern Region

York County

The opening of our loan production office in February 2007 in Rock Hill marked our entry into the Northern Region of our franchise. This region includes growing York and Lancaster counties and the suburbs south of Charlotte, North Carolina and stretches down to the midlands area of South Carolina to encompass the Columbia market, in Richland County. Rock Hill is located 20 minutes south of Charlotte, North Carolina along the I-77 corridor. It is the home of Winthrop University and several business parks. Lancaster County has a population of 65,083 residents while York County has a population of 198,269 residents, of which 57,073 reside in Rock Hill according to SNL. York County attracted over $47.44 million in announced capital investment in 2005, according to the South Carolina Department of Commerce.

According to SNL, York County had one of the highest median household incomes in the state at $53,522 projected for 2009. The three largest employers in York County are Wells Fargo Home Mortgage, Bowater and Duke Power. York and Lancaster Counties, combined, had $1.91 billion in deposits, as of June 30, 2007, according to the FDIC. We have received approval from the OCC to open a full-service branch, which will also serve as our York County market headquarters, at 2471 Hwy. 160, Ft. Mill, South Carolina 29715 in York County.

Midlands Region

As discussed previously under "Merger with Carolina National", Columbia's central location in the state and convenient access to I-20, I-26, and I-77 makes this area one of the fastest growing areas in South Carolina according to U.S. Census data. Home to the state capital, the University of South Carolina, and a variety of service-based and light manufacturing companies, this area provides a growing and diverse economy. We plan to capitalize on Carolina National's existing footprint in our future development of our newly established Midlands Region.

Lending Activities

General. We offer a variety of lending services, including real estate, commercial, and consumer loans, including home equity lines of credit, primarily to individuals and small- to mid-size businesses that are located, or conduct a substantial portion of their business in the Spartanburg, Charleston,

Columbia, Greenville or Rock Hill markets. As of December 31, 2007, we had total loans, including mortgage loans held for sale, of $494.1 million, representing 84.2% of our total assets. We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced relationship managers. We have adopted a credit grading system designed to help reduce the risk in our loan portfolio and to assist us in setting performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. In addition to having developed our own in-house credit review function, we engage outside firms to evaluate our loan portfolio. As of December 31, 2007, there were no loans accruing interest that were 90 days or more past due, we had no restructured loans, and our ratio of nonperforming assets to total assets was 2.8%. However, due to the recent deterioration of the South Carolina real estate market, we have identified adverse developments with respect to certain loans in our loan portfolio. In response to this determination, we increased the amount of impaired loans subsequent to the fourth quarter to $[illegible].2 million as of December 31, 2007 to address the risks within our loan portfolio. Recent developments, including deterioration in the South Carolina real estate market as a whole, may cause management to adjust its opinion of the level of credit quality in our loan portfolio.

Our underwriting standards vary for each type of loan. While we generally underwrite the loans in our portfolio in accordance with our internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans that exceed either our internal underwriting guidelines, supervisory guidelines, or both. We are permitted to hold loans that exceed supervisory guidelines up to 100% of our capital. We have made loans that exceed our internal guidelines to a limited number of our customers who have significant liquid assets, net worth, and amounts on deposit with the bank. As of December 31, 2007, $13.8 million, or approximately 2.9% of our loans and 29.0% of our capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines.

We have focused our lending activities primarily on small- and medium-sized business owners, commercial real estate developers, and professionals. We also strive to maintain a diversified loan portfolio and limit the amount of our loans to any single customer. As of December 31, 2007, our 10 largest customer loan balances represented approximately $39.4 million, or 8.0% of the loan portfolio.

Real Estate Mortgage Loans. Loans secured by real estate mortgages are the principal component of our loan portfolio. To increase the likelihood of the ultimate repayment of the loan, we obtain a security interest in real estate whenever possible, in addition to other available collateral. As of December 31, 2007, loans secured by first or second mortgages on real estate made up approximately $434.3 million, or 87.8% of our loan portfolio.

Within the broader category of real estate mortgage loans, the following table describes the loan categories of one-to-four family residential real estate loans, multi-family residential real estate loans, home equity loans, commercial real estate loans, and land loans as of December 31, 2007 (dollars in thousands):

Type of Real Estate Loan	Amount
One-to-four residential	$ 80,458
Multi-family residential	1,589
HELOC	31,032
Commercial real estate	226,194(1)
Land	95,024
Total	$434,297(2)

(1) Includes SBA loans.

(2) Total real estate loans does not include mortgage loans held for sale.

Most of our real estate loans are secured by residential or commercial property. Real estate loans are subject to the same general risks as other loans and are particularly sensitive to fluctuations in the value of real estate. Fluctuations in the value of real estate, as well as other factors arising after a loan has been made, could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan.

Commercial Real Estate Loans. As of December 31, 2007, our individual commercial real estate loans ranged in size from $6,700 to $4.5 million. The average commercial real estate loan size was approximately $440,000. Other than the SBA loans discussed below, these loans generally have terms of five years or less, although payments may be structured on a longer amortization basis. We evaluate each borrower on an individual basis and attempt to determine the business risks and credit profile of each borrower. We attempt to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied properties where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. We prepare a credit analysis in addition to a cash flow analysis to support the loan. In order to ensure secondary sources of payment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. These commercial real estate loans include various types of business purpose loans secured by commercial real estate.

Residential Real Estate Loans. As of December 31, 2007, our individual residential real estate loans ranged in size from less than $1,000 to $1.9 million, with an average loan size of approximately $144,000. Generally, we limit the loan-to-value ratio on our residential real estate loans to 80%. We offer fixed and adjustable rate residential real estate loans with amortizations up to 20 years. To limit our risk, we offer fixed rate and variable rate loans for terms greater than 20 years through a third party, rather than originating and retaining these loans ourselves. Generally, we do not originate traditional long term residential mortgages for our portfolio, but we do issue traditional first and second mortgage residential real estate loans and home equity lines of credit. As of December 31, 2007, included in the residential real estate loans was $27.8 million, or 34.7% of our residential loan portfolio, in first and second mortgages on individuals' homes.

Home Equity Lines of Credit. As of December 31, 2007, our individual home equity lines of credit ranged in size from less than $1,000 to $900,000, with an average balance of approximately $40,000. Our underwriting criteria for and the risks associated with home equity loans and lines of credit are generally the same as those for first mortgage loans. Home equity lines of credit typically have terms of 15 years or less. We generally limit the extension of credit to 90% of the available equity of each property, although we may extend up to 100% of the available equity. Approximately $31 million, or 7.1% of First National's real estate loans, are home equity lines of credit.

Small Business Loans. We offer small business loans that typically have terms of 25 years and are made with floating rates. These loans utilize government enhancements such as the SBA's 7(a) program and 504 programs and are partially guaranteed, which help to reduce their risk. These loans are generally secured by first or second mortgages on commercial real estate. Government guarantees of SBA loans are generally 75% of the loan. We usually sell the portion of loans that are secured by the SBA guarantee in the secondary market to provide additional liquidity and to provide a source of noninterest income. We typically retain servicing for these loans as at an agreed upon servicing rate for the life of the loan. In order to secure secondary sources of payment and liquidity, we typically require the personal guarantees of the principal owners.

Wholesale Mortgage Loans Held for Sale. Our wholesale mortgage division began operations in January 2007. This division offers a wide variety of conforming and non-conforming loans with fixed and variable rate options, although the trend is to move towards all loans being conforming or traditional mortgage loans. Conforming loans are those that are fully documented and are in amounts less than $417,000. The division offers FHA/VA and construction/permanent products to its customers.

The division's customers are located primarily in South Carolina. We anticipate the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

Real Estate Construction and Land Development Loans. We offer adjustable and fixed rate residential and commercial construction loans to builders and developers. As of December 31, 2007, our commercial construction and development real estate loans ranged in size from approximately $2,000 to $4.7 million, with an average loan size of approximately $569,000. As of December 31, 2007, our individual residential construction and development real estate loans ranged in size from less than $1,000 to $467,000, with an average loan size of approximately $143,000. The duration of our construction and development loans generally is limited to 12 months, although payments may be structured on a longer amortization basis. We attempt to reduce the risk associated with construction and development loans by obtaining personal guarantees and by keeping the loan-to-value ratio of the completed project at or below 80%. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Specific risks include:

- cost overruns;
- mismanaged construction;
- inferior or improper construction techniques;
- economic changes or downturns during construction;
- rising interest rates that may prevent sale of the property; and
- failure to sell completed projects in a timely manner.

As of December 31, 2007, total construction and development loans amounted to $180.3 million, or 36.5% of our total loan portfolio. Included in the $180.3 million were $34.7 million in construction loans, or 19.3% of our construction and development loan portfolio that were made to commercial construction developers.

Commercial Business Loans. Most of our commercial business loans are secured by first or second mortgages on real estate, as described above. We also make some commercial business loans that are not secured by real estate. We make loans for commercial purposes in various lines of business, including retail, service industry, and professional services. As of December 31, 2007, our individual commercial business loans ranged in size from less than $1,000 to $1.4 million, with an average loan size of approximately $84,000. As with other categories of loans, the principal economic risk associated with commercial loans is the creditworthiness of the borrower. The risks associated with commercial loans vary with many economic factors, including the economy in our market areas. Commercial loans are generally considered to have greater risk than first or second mortgages on real estate because commercial loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease than real estate. As of December 31, 2007, commercial business loans amounted to $34.4 million, or 7.0%, of our total loan portfolio.

Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower's income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to 60 months. However, we will offer consumer loans with a single maturity date when a specific source of repayment is available. We typically require monthly payments of interest and a portion of the principal on our revolving loan products. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because consumer loans may be unsecured, or if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. As of December 31, 2007, consumer loans amounted to $6.5 million, or 1.3% of our loan portfolio.

Loan Approval. Certain credit risks are inherent in making loans. These include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit policies and procedures. These policies and procedures include officer and customer lending limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer's lending authority, the loan request will be reviewed by the internal management loan committee comprised of voting members Mr. Calvert, Mr. Zabriskie, Mr. Murdoch, and Ms. Payne. Individual loan authorities for secured loans range from $5,000 for our retail lenders, to $500,000 for our senior lenders, and up to $750,000 for our chief executive officer. Any three concurring members of our management loan committee can approve loans up to $3.0 million. If the loans exceed $3.0 million, then a board of directors' loan committee comprised of Mr. Calvert and seven other directors may approve loans up $5.0 million. The Board of Directors, with any seven concurring members, can approve loans up to our legal lending limit.

Credit Administration and Loan Review. We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced relationship managers. We maintain a continuous internal loan review system and engage an independent consultant on an annual basis to review loan files on a test basis to confirm our loan grading. Each loan officer is responsible for every loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another officer. The compensation of our lending officers is dependent in part on the asset quality of their loan portfolios. We have adopted an incentive plan under which our loan officers are eligible to receive cash bonuses for achieving monthly and annual goals relating to, among other things, loan production and maintenance of minimum quality levels for the officer's loan portfolio.

Our dedication to strong credit quality is reinforced by our internal credit review process and performance benchmarks in the areas of nonperforming assets, charge-offs, past dues, and loan documentation. As we continue to grow, we intend to add additional employees to assist with credit administration and loan review. In addition to our own in-house credit review function, we currently engage an outside firm to evaluate our loan portfolio on a quarterly basis for credit quality, a second outside firm for compliance issues on an annual basis, and a third outside firm to provide advice and recommendations and respond to specific inquiries at any time.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal limit on loans to a single borrower equal to 15% of the bank's capital and unimpaired surplus. This limit will increase or decrease as the bank's capital increases or decreases. Based upon the capitalization of the bank as of December 31, 2007, our legal lending limit was approximately $7.8 million. We sell participations in our larger loans to other financial institutions, which allows us to manage the risk involved in these loans and to meet the lending needs of our customers requiring extensions of credit in excess of this limit.

Deposit Services

One of our principal sources of funds is core deposits (deposits other than time deposits of $100,000 or more). As of December 31, 2007, approximately 81.2% of our total deposits were obtained from within our branch network. We also rely on time deposits of $100,000 or more to support our growth, which are generally obtained through brokers with who we maintain ongoing relationships. We do not obtain time deposits of $100,000 or more through the internet. As of December 31, 2007, 59.9% of our total time deposits were deposits of $100,000 or more.

We offer a full range of deposit services, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to long-term certificates of deposit. We regularly review our deposit rates to ensure that we remain competitive in our markets.

Trust and Investment Management Services

Since August 1?, 2002, we have offered trust and investment management services through an alliance with Colonial Trust Company, a South Carolina private trust company established in 1913 with offices in Greenville and Spartanburg. This arrangement allows our consumer and commercial customers access to a wide variety of services provided by Colonial Trust Company, including trust services, professional portfolio management, estate administration, individual financial and retirement planning, and corporate retirement planning services. We receive a residual fee from Colonial Trust Company based on a percentage of the aggregate assets under management generated by referrals from the bank.

Wholesale Mortgage Services

We opened a wholesale mortgage division on January 29, 2007, as an enhancement to our current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of ten individuals. It offers a wide variety of conforming and non-conforming loans with fixed and variable rate options, although the trend is to move towards all loans being conforming or traditional mortgage loans. Conforming loans are those that are fully documented and are in amounts less than $417,000. The division does not engage in the practice of subprime lending which refers to making loans to borrowers who do not qualify for market interest rates due to various risk factors, such as income level, size of the down payment made, credit history and employment status. The division also offers FHA/VA and construction/permanent products to its customers. Loans originated through the division are sold to secondary market investors pursuant to commitments secured at the time the loan rate is locked in for the customer. The division's customers are located primarily in South Carolina. First National anticipates the wholesale mortgage division will continue to serve its existing base of other community banks and mortgage brokers.

Other Banking Services

We offer other bank services including safe deposit boxes, traveler's checks, direct deposit, United States savings bonds, and banking by mail. We earn fees for most of these services, including debit and credit card transactions, sales of checks, and wire transfers. We provide ATM transactions to our customers at no charge; however, we receive ATM transaction fees from transactions performed at our branches by persons who are not customers of the bank. We are associated with the Cirrus and Pulse ATM networks, which are available to our customers throughout the country. Since we outsource our ATM services, we are charged related transaction fees from our ATM service provider. We have contracted with an outside vendor to provide our core data processing services and our ATM processing. Given our current size, we believe that outsourcing these services reduces our overhead by matching the expense in each period to the transaction volume that occurs during the period, as a significant portion of the fee charged is directly related to the number of loan and deposit accounts and the related number of transactions we have during the period.

First National Online, our internet website www.firstnational-online.com, provides our customers access to internet banking services, including electronic bill payment services and cash management services including account-to-account transfers. The internet banking services are provided through a contractual arrangement with an outside vendor.

We offer our customers insurance services, including life, long term care, and annuities through vendors associated with the South Carolina Bankers Association. Additionally, we provide equipment leasing arrangements through an outside vendor.

SUPERVISION AND REGULATION

Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

First National Bancshares, Inc.

We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956 (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and its regulations promulgated thereunder. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;
- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;

- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

As a bank holding company we have elected to be treated as a "financial holding company," which allows us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. Now that we have elected for financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the CRA (discussed below).

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Change in Control. In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. In certain cases, a company may also be presumed to have control under the BHCA if it acquires 5% or more of any class of voting securities of a bank holding company. Our common stock is registered under Section 12 of the Securities Exchange Act. The regulations provide a procedure for rebutting control when ownership of any class of voting securities is below 25%.

Source of Strength. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. If the bank were to become "under-capitalized (see below "First National Bank of the South—Prompt Corrective Action"), we would be required to provide a guarantee of the bank's plan to return to capital adequacy. Additionally, under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary, other than a non-bank subsidiary of a bank, upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of a bank holding company. Federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition. Further, any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank at a certain level would be assumed by the bankruptcy trustee and entitled to priority payment.

Capital Requirements. The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and minimum ratios of "certain" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the bank and are described below under "First National Bank of the

South—Capital Regulations." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends depends on the bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "First National Bank of the South—Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions (the "S.C. Board"). We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

First National Bank of the South

The bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the OCC. Deposits in the bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum amount, which is currently $100,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors. Accordingly, the FDIC also has enforcement authority over the bank. Together, the OCC and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

- security devices and procedures;
- adequacy of capitalization and loss reserves;
- loans;
- investments;
- borrowings;
- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;
- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

The OCC requires that the bank maintain specified capital ratios of capital to assets and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. Two categories of regulatory capital are used in calculating these ratios—Tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of Tier 1 capital plus Tier 2 capital, which includes the allowance for loan losses, preferred stock that did not qualify as Tier 1 capital, certain types of subordinated debt and a limited amount of other items.

The bank is required to calculate three ratios: the ratio of Tier 1 capital to risk-weighted assets, the ratio of Total capital to risk-weighted assets, and the "leverage ratio," which is the ratio of Tier 1 capital to assets on a non-risk-adjusted basis. For the two ratios of capital to risk-weighted assets, certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial and consumer loans, have a 100% risk weighting. Some assets, notably purchase-money loans secured by first-liens on residential real property, are risk-weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit These potential assets are assigned to risk categories in the same manner as funded assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

The minimum capital ratios for both the company and the bank are generally 8% for total capital, 4% for Tier 1 capital and 4% for leverage. To be eligible to be classified as "well-capitalized," the bank must generally maintain a total capital ratio of 10% or more, a Tier 1 capital ratio of 6% or more, and a leverage ratio of 5% or more. Certain implications of the regulatory capital classification system are discussed in greater detail below.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established a "prompt corrective action" program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The OCC and the other federal banking regulators are permitted to take increasingly severe action as a bank's capital position or financial condition declines below the "Adequately Capitalized" level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The OCC's regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

- Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

- Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

- Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a leverage capital ratio of less than 3%.

- Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.
- Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the OCC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If the bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, if the bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the OCC that is subject to a limited performance guarantee by the corporation. The bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate Federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the bank to become undercapitalized, it could not pay a management fee or dividend to us.

As of December 31, 2007, the bank was deemed to be "well capitalized."

Standards for Safety and Soundness. The FDIA also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the OCC determines that the bank fails to meet any standards prescribed by the guidelines, the agency may require the bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the OCC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Regulatory Examination. The OCC also requires the bank to prepare annual reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and
- asset quality.

Deposit Insurance and Assessments. Deposits at the bank are insured by the Deposit Insurance Fund (the "DIF") as administered by the FDIC, up to the applicable limits established by law—generally $100,000 per accountholder and $250,000 for certain retirement accountholders. In November 2006, the FDIC adopted final regulations that set the deposit insurance assessment rates that took effect in 2007. The FDIC uses a risk-based assessment system that assigns insured depository institutions to one of four risk categories based on three primary sources of information—supervisory risk ratings for all institutions, financial ratios for most institutions, including the company, and long-term debt issuer ratings for large institutions that have such ratings. The new premium rate structure imposes a minimum assessment of from five to seven cents for every $100 of domestic deposits on institutions that are assigned to the lowest risk category. This category is expected to encompass substantially all insured institutions, including the bank. A one time assessment credit is available to offset up to 100% of the 2007 assessment. Any remaining credit can be used to offset up to 90% of subsequent annual assessments through 2010. For institutions assigned to higher risk categories, the premium that took effect in 2007 ranges from ten cents to forty-three cents per $100 of deposits.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of The Financing Corporation (FICO). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2006 ranged from 1.32 cents to 1.24 cents per $100 of assessable deposits. For the first quarter of 2007, the FICO assessment rate was 1.22 cents per $100 of assessable deposits.

Transactions with Affiliates and Insiders. The company is a legal entity separate and distinct from the bank and its other subsidiaries. Various legal limitations restrict the bank from lending or otherwise supplying funds to the company or its non-bank subsidiaries. The company and the bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

The bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates, and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Dividends. The company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the bank. Statutory and regulatory limitations apply to the bank's payment of dividends to the company. As a general rule, the amount of a dividend may not exceed, without prior regulatory approval, the sum of net income in the calendar year to date and the retained net earnings of the immediately preceding two calendar years. A depository institution may not pay any dividend if payment would cause the institution to become undercapitalized or if it already is undercapitalized. The OCC may prevent the payment of a dividend if it determine that the payment would be an unsafe and unsound banking practice. The OCC also has advised that a national bank should generally pay dividends only out of current operating earnings.

Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks. South Carolina law, with limited exceptions, currently permits branching across state lines only through interstate mergers.

Anti-Tying Restrictions. Under amendments to the BHCA and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act. The Community Reinvestment Act requires that the OCC evaluate the record of the bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank.

Finance Subsidiaries. Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations. Activities of the bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers. The bank and its "institution-affiliated parties," including its management, employees agents independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The company and the bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA Patriot Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

USA PATRIOT Act/Bank Secrecy Act. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The USA PATRIOT Act, amended, in part, the Bank Secrecy Act and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the FBI can send to the banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Privacy and Credit Reporting. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is our policy not to disclose any personal information unless required by law. The OCC and the federal banking agencies have prescribed standards for maintaining the security and confidentiality of consumer information. We are subject to these standards, as well as standards for notifying consumers in the event of a security breach.

Like other lending institutions, our bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

Check 21. The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- allowing check truncation without making it mandatory;
- demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- legalizing substitutions for and replacements of paper checks without agreement from consumers;
- retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Competition

The banking business is highly competitive, and we experience competition in our markets from many other financial institutions. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in the Spartanburg, Charleston, Greenville, Columbia and Rock Hill markets and elsewhere.

As of June 30, 2007, there were 15 other financial institutions in Spartanburg County, 24 other financial institutions in Charleston County, 28 other financial institutions in Greenville County, 18 other financial institutions in Richland County, and 12 other financial institutions in York County. We compete with institutions in these markets both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well established, larger financial institutions with substantially greater resources and lending limits, such as BB&T, Bank of America, and Wachovia. These institutions offer some services, such as extensive and established branch networks, that we do not provide. Other local or regional financial institutions, such as First Citizens Bank of South Carolina and Arthur State Bank in Spartanburg, The Bank of South Carolina and Community FirstBank in Charleston, Greenville First and Grand South Bank in Greenville, and the National Bank of South Carolina and Carolina National Bank and Trust in Columbia, have considerable business relationships and ties in their respective communities that assist them in competing for attracting customers.

We also compete with credit unions, in particular, in attracting deposits from retail customers. Additionally, many of our non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally-insured banks.

We believe our emphasis on decision-making by our market executives and our management's and directors' ties to the communities in which we operate provide us with a competitive advantage.

Employees

As of February 6, 2008, we had 136 employees, of which 15 were part-time. These employees provide the majority of their services to our bank.

Item 1A. Risk Factors.

Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely. Shareholders should carefully consider the risks described below in conjunction with the other information in this Form 10-K and the information incorporated by reference in this Form 10-K..

Changes in interest rates and our ability to successfully manage interest rates may reduce our profitability.

Our profitability depends in large part on the net interest income, which is the difference between interest income from interest-earning assets, such as loans and investment securities, and interest expense on interest bearing liabilities, such as deposits and borrowings. We believe that we are asset sensitive over a one-year time frame, which means that our net interest income will generally rise in higher interest rate environments and decline in lower interest rate environments. Our net interest income will be adversely affected if the market interest rate changes such that the interest we pay on deposits and borrowings increases faster than the interest we earn on loans and investments. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. The Federal Reserve has made significant changes in interest rates during the last few years, including three cuts in the first quarter of 2008 totaling 200 basis points, following three cuts totaling 100 basis points made during late 2007. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective, which could adversely affect our financial condition and results of operations. In addition, there are costs associated with our risk management techniques, and these costs could be material.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Fluctuations in interest rates are not predicable or controllable and therefore, there can be no assurances of our ability to continue to maintain a consistent positive spread between the interest earned on our earning assets and the interest paid on our interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume.

Significant risks accompany our recent and continued expansion.

We have recently experienced significant growth, and will likely continue to grow by opening new branches or loan production offices and through acquisitions. Such expansion could place a strain on our resources, systems, operations, and cash flow. Our ability to manage this expansion will depend on our ability to monitor operations and control costs, maintain effective quality controls, expand our internal management and technical and accounting systems and otherwise successfully integrate new branches and acquired businesses. If we fail to do so, our business, financial condition, and operating results will be negatively impacted. Because we may continue to grow by opening new branches or loan production offices and acquiring banks or branches of other banks that we believe provide a strategic fit with our business, we cannot assure you that we will be able to adequately or profitably manage this growth. Risks associated with acquisition activity include the following:

- difficulties and expense associated with identifying and evaluating potential acquisitions and merger partners;
- inaccuracies in estimates and judgments to evaluate credit, operations, management, and market risks with respect to the target institution or assets;
- our ability to finance an acquisition;
- the diversion of management's attention to negotiate a transaction and integrate the operations and personnel of an acquired business;
- our lack of experience in markets into which we may enter;
- difficulties and expense in integrating the operations and personnel of the combined businesses;
- loss of key employees and customers as a result of an acquisition that is poorly received; and
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations.

We expect to compete with other financial institutions regarding any potential acquisitions. We may be unable to identify attractive acquisition candidates or to complete acquisitions on terms favorable to us, or at all. We may not be able to integrate any banks we acquire successfully. We may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions. Our inability to overcome these risks could have a material adverse effect on our ability to achieve our business strategy and on our financial condition and results of operations. Also, we may issue equity securities, including common stock, and securities convertible into shares of our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders.

Our decisions regarding credit risk may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed our loan loss reserves. The risk of nonpayment is affected by a number of factors, including:

- the duration of the credit;
- credit risks of a particular customer;
- changes in economic and industry conditions; and
- in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory limits, in certain circumstances we have made loans that exceed either our internal underwriting guidelines, supervisory limits, or both. As of December 31, 2007, approximately $13.8 million, or approximately 2.91% of our loans, net of unearned income, had loan-to-value ratios that exceeded regulatory supervisory limits. We generally consider making such loans only after taking into account the financial strength of the borrower. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory limits, our internal guidelines, or both could increase the risk of delinquencies or defaults in our portfolio. Any such delinquencies or defaults could have an adverse effect on our results of operations and financial condition.

We could sustain losses from a decline in credit quality.

Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. We could sustain losses if borrowers, guarantors, or related parties fail to perform in accordance with the terms of their loans or if we fail to detect or respond to deterioration in asset quality in a timely manner. Problems with credit quality or asset quality could cause our interest income and net interest margin to decrease, which could adversely affect our business, financial condition, and results of operations. During December of 2007, we identified adverse developments with respect to certain loans in our loan portfolio. In response to this determination, we increased the amount of nonperforming assets during the fourth quarter of 2007 to $14.3 million to address the risks within our loan portfolio. In our earnings release on January 16, 2008, we initially reported $7 million in nonperforming loans as of December 31, 2007, in addition to $2.3 million in other real estate owned. However, due to recent developments since December 31, 2007, we have recognized and retroactively reflected an additional $5 million in nonperforming assets for a total of $9.3 million in nonperforming assets. Recent developments, including deterioration in the South Carolina real estate market as a whole, may cause management to adjust its opinion of the level of credit quality in our loan portfolio. Such a determination may lead to an additional increase in our provisions for loan losses to increase, which could also adversely affect our business, financial condition, and results of operations.

We have a concentration of credit exposure in commercial real estate and a downturn in commercial real estate could adversely affect our business, financial condition, and results of operations.

As of December 31, 2007, we had approximately $322.8 million in loans outstanding to borrowers in the commercial real estate industry, representing approximately 65.3% of our total loans outstanding as of that date. The real estate consists primarily of owner-occupied properties, warehouse and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 8.2%, or $17.1 million, since December 31, 2006. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

We have a high concentration of construction and development loans in our loan portfolio, which carry a higher degree of risk than long-term financing of existing properties.

As of December 31, 2007, total construction and development loans amounted to $180.3 million, or 36.5%, of our total loan portfolio. Included in the $180.3 million was $34.7 million outstanding under construction loan facilities, or 19.3% of our construction and development loan portfolio, that were made to commercial construction developers. Construction and development loans generally carry a higher degree of risk than long-term financing of existing properties because repayment depends on the ultimate completion of the project or home and usually on the sale of the property or permanent financing. Specific risks include:

- cost overruns;
- mismanaged construction;
- inferior or improper construction techniques;
- economic changes or downturns during construction;
- rising interest rates that may prevent sale of the property; and
- failure to sell completed projects or units in a timely manner.

The occurrence of any of the preceding risks could result in the deterioration of one or more of these loans which could significantly increase First National's percentage of non-performing assets. An increase in non-performing loans may result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on First National's financial condition and results of operations.

A downturn in the real estate market in our market areas could adversely affect our profitability and financial condition.

A downturn in the real estate market could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses. If during a period of reduced real estate values we are required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, it could materially reduce our profitability and adversely affect our financial condition. Although we closely monitor and manage risk concentrations and utilizes various portfolio management practices, our loan portfolio contains a number of real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, and an increase in overall nonperforming loans could result in a net loss of earnings, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

We intend to expand our banking network over the next several years, not just in our current market areas of Spartanburg, Charleston, Greenville, Columbia, and Rock Hill but also in other fast-growing markets throughout South Carolina, and in contiguous states. We believe that to expand into new markets successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established banks. Many experienced banking professionals employed by our competitor are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. The market for highly qualified banking professionals is competitive, and we cannot assure that we will be successful in attracting, hiring, motivating or retaining them.

In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new branches effectively and in a timely manner would limit our growth and could materially adversely affect our business, financial condition, and results of operations.

We depend on key individuals, and the unexpected loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Jerry L. Calvert, our president and chief executive officer, has substantial experience with our operations and has contributed significantly to our growth since our founding. If we lose Mr. Calvert's services, he would be difficult to replace and our business and development could be materially and adversely affected. Our success is dependent on the personal contacts and local experience of Mr. Calvert and other key management personnel in each of our market areas. Our success also depends in part on our continued ability to attract and retain experienced loan originators, as well as our ability to retain current key executive management personnel, including our chief financial officer, Kitty B. Payne, our retail banking manager, Robert W. Murdoch, Jr., and our chief lending officer, David H. Zabriskie We have entered into employment agreements with each of these executive officers. The existence of such agreements, however, does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of the services of several of these key personnel could adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel.

Our business strategy includes the continuation and successful management of significant growth, and if we fail to grow or fail to manage our growth effectively as we pursue our strategy, these failures could negatively affect our financial condition and results of operations.

We intend to continue developing our business by pursuing a significant growth strategy primarily centered around a branching strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. In order to execute our growth strategy successfully, we must, among other things, continue our loan growth, improve our profitability and utilize technology to enhance customer service and maximize deposit growth. In addition, our ability to successfully grow will depend on the continued availability of desirable business opportunities, our ability to attract and retain highly qualified employees and the competitive responses from other financial institutions in our market. If we are unable to hire additional employees or if we are unable to retain our current employees, our staffing levels will be insufficient to support the planned growth, and our business, financial condition, and results of operations would be adversely affected.

We may not be able to expand our market presence in our existing markets or successfully enter new markets or guarantee that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

The building of market share through our de novo branching strategy could cause our expenses to increase faster than our revenues.

We intend to continue to build market share through our de novo branching strategy in addition to our acquisition strategy. We opened a new branch in downtown Charleston in April 2007 and relocated our Greenville branch, which originally opened in October 2006, to a permanent location at our new Greenville market headquarters in June 2007. We also opened a new branch in Greer, South Carolina in August 2007. We have received OCC approval and intend to open at least two new branches in 2008, one in Lexington, South Carolina and one in York County, South Carolina. We may identify other branch locations and request approval from our banking regulators to open full-service branches. There are considerable costs involved in opening branches. New branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least one year or more. Accordingly, our new branches can be expected to negatively impact our earnings for some period of time until they reach certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of any of new branches. In addition, we may be unable to open any additional branches and, if we do open these branches, they may not be profitable.

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately.

We attempt to maintain an appropriate allowance for loan losses to provide for losses inherent in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

- an ongoing review of the quality, mix, and size of our overall loan portfolio;
- our historical loan loss experience;
- evaluation of economic conditions;
- regular reviews of loan delinquencies and loan portfolio quality; and
- the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of estimating credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as seasoning. As a result, a portfolio of more mature loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or that our loan loss allowance will be adequate in the future. Excessive loan losses could have a material impact on our financial performance. Consistent with our loan loss reserve methodology, we expect to make additions to our loan loss reserve levels as a result of our loan growth, which may affect our short-term earnings.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

We depend on the accuracy and completeness of information about clients and counterparties and our financial condition could be adversely affected if it relies on misleading information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer's audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Our small- to medium-sized business target markets may have fewer financial resources to weather a downturn in the economy.

We target the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital borrowing capacity than larger entities. If general economic conditions negatively impact these businesses in the markets in which we operate, our business, financial condition, and results of operation may be adversely affected.

An economic downturn, especially one affecting the market areas of Spartanburg, Charleston, Greenville, Rock Hill, or Columbia, could reduce our customer base, our level of deposits, and demand for financial products such as loans.

Our success significantly depends upon the general economic conditions in our markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. An economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business Interest received on loans represented approximately 89.2% of our interest income for the year ended December 31, 2007. If an economic downturn occurs in the economy as a whole, or in the market areas of Spartanburg, Charleston, Greenville, Rock Hill or Columbia, borrowers may be less likely to repay their loans as scheduled.

Moreover, the value and liquidity of real estate or other collateral that may secure our loans in our market areas could be adversely affected by an economic downturn. Real estate values in our market areas have risen substantially over the last several years. If the value of real estate decreases or does not continue to rise, our business could be adversely affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies or markets. We often secure loans with real estate collateral. As of December 31, 2007, approximately 87.8% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our business, financial condition, and results of operations could be negatively affected. An economic downturn, including a decline in the real estate market, could, therefore, result in losses that materially and adversely affect our business.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

Our loan losses could exceed our allowance for loan losses. Our average loan size continues to increase and reliance on our historic allowance for loan losses may not be adequate. Approximately

72.2% of our loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or even grow our business at all. As we continue to expand, it will become increasing difficult for us to replicate our historical earnings growth. Consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our business, financial condition, and results of operation may be adversely affected because a high percentage of our operating costs are fixed expenses and would not experience a proportionate decrease.

Liquidity needs could adversely affect our financial condition and results of operation.

We rely on dividends from our bank as our primary source of funds. The primary sources of funds of our bank subsidiary are customer deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability.

Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include proceeds from Federal Home Loan Bank advances, sales of investment securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the OCC, the FDIC, and the Federal Reserve Board. Compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of branches. We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity, and results of operations would be materially and adversely affected. Our failure to remain "well capitalized" and "well managed" for regulatory purposes could affect customer confidence, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on our capital stock, and our ability to make acquisitions.

The laws and regulations applicable to the banking industry could change at any time, and the effects of these changes on our business and profitability cannot be predicted. For example, new legislation or regulation could limit the manner in which we may conduct business, including our ability to obtain financing, attract deposits, make loans and expand our business through opening new branch offices. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to us have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. The cost of compliance with these laws and regulations could adversely affect our ability to operate profitably. Moreover, as a regulated entity, we can be requested by regulators to implement changes to our operations. We have addressed areas of regulatory concern, including interest rate risk, through the adoption of board resolutions and improved policies and procedures.

Changes in federal laws could adversely affect our wholesale mortgage division.

Changes in federal laws regarding the oversight of mortgage brokers and lenders could adversely affect our ability to originate, finance, and sell residential mortgage loans. The enactment of federal laws, such as licensing requirements for mortgage brokers, applicable to the types of mortgage loans originated could increase costs of operations and adversely affect origination volume, which would negatively impact our business, financial condition, and results of operation.

We face strong competition for customers in our market areas, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract deposits.

The banking business is highly competitive and the level of competition facing us may increase further. We experience competition in our markets from commercial banks, savings and loan associations, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. Competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many competitors are well-established, larger financial institutions, such as BB&T, Bank of America, and Wachovia with substantially greater access to capital and other resources. These institutions offer larger lending limits and some services, such as extensive and established branch networks, that we do not provide. In new markets, we will also compete against well-established community banks that have developed relationships within the community.

Our relatively smaller size can be a competitive disadvantage due to the lack of multi-state geographic diversification and the inability to spread our marketing costs across a broader market. We may not be able to compete successfully with other financial institutions in our markets may have to pay higher interest rates, as we have done in some marketing promotions in the past to attract deposits, resulting in reduced profitability. In addition to paying higher interest rates to attract deposits, we may need to find alternative funding sources to fund the growth in our loan portfolio. In 2007, deposit growth was not sufficient to fund our loan growth and we have used proceeds from the sale of our Series A Preferred Stock, Federal Home Loan Bank advances, out-of-market time deposits and principal and interest payments on available-for-sale securities to make up the difference. However, our borrowing ability is limited and we may be put in the position of choosing between slowing the growth of our loan portfolio or contraction in our net interest margin if we must pay higher rates for deposits and borrowings.

Our growth may require us to raise additional capital that may not be available when it is needed, or at all.

Regulatory authorities require us to maintain adequate levels of capital to support our operations. In the future, it may need to raise additional capital to support continued growth. The ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, additional capital may not be raised, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we issue additional equity capital, its existing shareholders' interest would be diluted.

Efforts to comply with the Sarbanes-Oxley Act of 2002 will continue to involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act of 2002 may adversely affect business.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the SEC that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and expect to continue to experience, greater compliance costs, including costs of completing our audit and the costs related to maintaining and certifying internal controls, as a result of the Sarbanes-Oxley Act. We expect these new rules and regulations to continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, the trading price of our common stock could decline, our ability to obtain any necessary equity or debt financing could suffer, and our common stock could ultimately be delisted from The Nasdaq Global Market. In this event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

In addition, the rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We may identify a material weakness or a significant deficiency in our internal control over financial reporting that may adversely affect our ability to properly account for non-routine transactions.

As we have grown and expanded, we have added, and expect to continue to acquire or continue to add, businesses and other activities that complement our core retail and commercial banking functions. Such acquisitions or additions frequently involve complex operational and financial reporting issues that can influence management's internal control system. While we make every effort to thoroughly understand any new activity or acquired entity's business process and properly integrate it into our company, we can give no assurance that we will not encounter operational and financial reporting difficulties impacting our internal control over financial reporting.

Item 1B. Unresolved Staff Comments.

We have no unresolved staff comments with the SEC regarding our periodic or current reports under the Exchange Act.

Item 2. Properties.

Properties

The following table provides information about our properties:

Location	Owned/Leased	Expiration	Square Footage and Description
Spartanburg County, South Carolina			
Corporate Headquarters and Main Office 215 North Pine Street Spartanburg, South Carolina	Leased(1)	02/15/2032	Approximately 3.0 acre site which includes a 15,000 square foot building with office space and a full-service branch opened in February 2001 as well as an additional 14,500 square feet of finished space housing our operations center completed in April 2007
2680 Reidville Road Spartanburg, South Carolina	Owned/Leased(2)	05/30/2020	3,500 square foot branch office opened in 2000
3090 Boiling Springs Road Boiling Springs, South Carolina . .	Leased(1)	02/15/2032	3,000 square foot branch office opened in 2002
Charleston County, South Carolina			
Market Headquarters 140 East Bay Street Charleston, South Carolina	Leased	08/31/2016	5,379 square foot market headquarters and full-service branch office in historic downtown Charleston opened in April 2007
651 Johnnie Dodds Blvd. Mount Pleasant, South Carolina .	Leased(3)	10/09/2032	1,700 square foot branch office opened in 2005
260 Seven Farms Dr., Suite B Daniel Island, South Carolina . . .	Leased	01/31/2009	853 square foot loan production office opened in February 2006

Location	Owned/Leased	Expiration	Square Footage and Description
Greenville County, South Carolina			
Market Headquarters 3401 Pelham Road Greenville, South Carolina	Leased(3)	10/9/2032	6,000 square foot full-service branch office and market headquarters opened in June 2007
713 Wade Hampton Blvd. Greer, South Carolina	Leased(3)	10/9/2032	3,000 square foot full-service branch office opened in August 2007
200 North Main Street Suite 200 Greenville, South Carolina	Leased	10/31/2008	1,700 square foot office housing our wholesale mortgage division opened in January 2007
Richland County, South Carolina(4)			
Market Headquarters 1350 Main Street Columbia, South Carolina	Leased	1/31/2012	9,718 square foot full-service branch office acquired in Carolina National acquisition in January 2008
4840 Forest Drive Columbia, South Carolina	Leased	1/31/2012	2,000 square foot full-service branch office acquired in Carolina National acquisition in January 2008
Corner of Two Notch Road and Sparkleberry Lane Columbia, South Carolina	Leased	8/31/2015	2,000 square foot full-service branch office acquired in Carolina National acquisition in January 2008
6041 Garner's Ferry Road Columbia, South Carolina	Leased	4/30/2021	3,309 square foot full-service branch office acquired in Carolina National acquisition in January 2008

Location	Owned/Leased	Expiration	Square Footage and Description
York County, South Carolina			
724 Arden Way, Suite 230 Rock Hill, South Carolina	Leased	03/01/2008	1,188 square foot loan production office opened in February 2007

(1) These properties were part of the sale/leaseback transaction we entered into in February 2007 with First National Holdings, LLC, a limited liability company owned by nine non-management directors. See "First National Relationships and Related Transactions" for a more detailed description of this transaction.

(2) We have a ground lease for the land and own the building and land improvements.

(3) These properties were part of a sale/leaseback transaction we entered into in October 2007 with First National Holdings II, LLC, a limited liability company owned by eight non-management directors. See "First National Relationships and Related Transactions" for a more detailed description of this transaction.

(4) We also lease a parcel of land one block from the market headquarters office on which we operate a drive-through facility under a long-term lease. We lease office space in the St. Andrews area of western Richland County on a month-to-month basis where we operate a loan production office.

We intend to open a full-service branch office in Lexington County, South Carolina in 2008 on a parcel of land which we currently lease on a long-term basis. We also intend to open a full-service branch in York County, South Carolina in 2008 on a parcel of land that we purchased in January of 2008 for approximately $1.4 million. As part of our strategy to minimize nonearning assets, we may exercise future sale/leaseback transactions for the remaining properties we own. As part of our growth and expansion strategy, we may contract to acquire additional sites in the future to further expand our branch network and support infrastructure growth. We analyze each transaction to determine whether owning or leasing the real property is the most efficient method of ownership of these properties and may contract to sell and lease back future acquired sites.

Item 3. Legal Proceedings.

There are no material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

We held a special meeting of shareholders on December 13, 2007 to consider and vote upon (i) a proposal to approve the Agreement and Plan of Merger dated August 26, 2007, by and between First National and Carolina National Corporation (the "Merger Agreement") pursuant to which Carolina National would merge with and into First National and (ii) a proposal to authorize the board of directors to adjourn the special meeting to allow time for further solicitation of proxies in the event there were insufficient votes present at the special meeting, in person or by proxy, to approve the Agreement and Plan of Merger. There were 2,667,235 votes cast in favor of the proposal to approve the Merger Agreement, 29,284 votes cast against or withheld in respect of the proposal, and 14,246 votes abstained.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on The NASDAQ Global Market under the symbol "FNSC." As of March 31, 2008, there were 1,341 shareholders of record.

The following table shows the high and low sales prices published by NASDAQ beginning with the fourth quarter of 2007. For the prior periods indicated, the table shows the reported high and low bid information on the OTC Bulletin Board. The OTC Bulletin Board prices are quotations, which reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The prices shown reflect historical activity and have been adjusted for the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

	2007		2006		2005	
	High	Low	High	Low	High	Low
First Quarter	$19.39	$14.87	$20.32	$15.94	$16.46	$14.10
Second Quarter	18.73	14.40	19.63	14.32	17.64	13.81
Third Quarter	15.50	12.95	18.00	14.72	17.64	13.34
Fourth Quarter	15.47	11.60	15.61	14.52	18.22	12.35

Our ability to pay cash dividends is dependent upon receiving cash in the form of dividends from our bank. However, certain restrictions exist regarding the ability of the bank to transfer funds to the company in the form of cash dividends. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus. Further, we cannot pay cash dividends on our common stock during any calendar quarter unless full dividends on the Series A Preferred Stock for the dividend period ending during the calendar quarter have been declared and we have not failed to pay a dividend in the full amount of the Series A Preferred Stock with respect to the period in which such dividend payment in respect of our common stock would occur.

All of our outstanding shares of common stock are entitled to share equally in dividends from funds legally available therefore, when, as and if declared by the Board of Directors. To date, we have not paid cash dividends on our common stock. We currently intend to retain earnings to support operations and finance expansion and, therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

The following table sets forth equity compensation plan information as of December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	299,965	$7.04	100,355
Equity compensation plans not approved by security holders(2)	663,509	$3.92	—
Total	963,474	$4.89	100,355

(1) Pursuant to the Merger Agreement approved at special meetings of the First National and Carolina National shareholders held in December of 2007, an additional 141,346 shares of common stock are reserved for issuance upon the exercise of options outstanding as of the effective date of the Merger that were converted into options to purchase shares of First National common stock

(2) Each of our organizers received, for no additional consideration, a warrant to purchase two shares of common stock for $3.92 per share (adjusted for 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, and 6% stock dividend distributed May 16, 2006 and the 7% stock dividend distributed on March 30, 2007) for every three shares purchased during our initial public offering completed in February 2000. The warrants are represented by separate warrant agreements. One-fifth of the warrants vested on each of the first five anniversaries of the completion of the offering and they are exercisable in whole or in part during the ten-year period following that date. The warrants may not be assigned, transferred, pledged or hypothecated in any way. The shares issued pursuant to the exercise of such warrants are transferable, subject to compliance with applicable securities laws. If the OCC or the FDIC issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited if not immediately exercised.

Item 6. Selected Financial Data.

Selected Consolidated Financial and Other Information
(dollars in thousands, except per share data)

	2007	2006	2005	2004	2003
Summary of Operations					
Net interest income	$ 17,503	$ 14,161	$ 9,511	$ 6,512	$ 4,570
Provision for loan losses	1,396	1,192	594	679	518
Noninterest income	4,151	2,079	1,855	1,771	1,377
Noninterest expense	14,159	8,901	6,476	4,966	4,087
Income taxes	2,039	2,095	1,461	823	425
Net income	$ 4,060	$ 4,052	$ 2,835	$ 1,815	$ 916
Per common share—basic	$ 0.93	$ 1.12	$ 0.90	$ 0.59	$ 0.30
Per common share—diluted	$ 0.84	$ 0.94	$ 0.73	$ 0.49	$ 0.26
Year End Balance Sheets					
Investment securities	$ 70,530	$ 63,374	$ 45,151	$ 36,165	$ 36,174
Loans, net of unearned income	474,685	379,490	251,405	188,508	130,421
Allowance for loan losses	4,951	3,795	2,719	2,259	1,630
Mortgage loans held for sale	19,408	—	—	—	—
Total assets	586,774	465,382	328,769	236,344	180,663
Noninterest-bearing deposits	44,466	31,321	18,379	15,695	13,345
Interest-bearing deposits	427,362	345,380	253,316	176,116	141,388
FHLB advances and other borrowed funds	51,051	45,446	26,612	23,079	9,500
Junior subordinated debentures	13,403	13,403	6,186	6,186	3,093
Shareholders' equity	47,556	26,990	22,029	13,911	12,228
Book value per share (diluted)	$ 8.49	$ 7.29	$ 6.21	$ 4.53	$ 3.99
Average Balance Sheets					
Investment securities	$ 69,785	52,423	39,683	35,352	$ 27,989
Loans, net of unearned income	430,683	314,610	222,026	160,914	112,804
Total interest-earning assets	516,757	373,253	269,745	199,653	149,804
Noninterest-bearing demand deposits	32,588	23,056	18,009	15,641	12,206
Interest-bearing deposits	394,223	285,522	208,854	159,386	124,256
FHLB advances	$ 41,014	33,421	27,966	13,657	$ 8,436
Ratios and Other Data					
Return on average assets	0.76%	1.05%	1.01%	0.87%	0.58%
Return on average equity	10.89%	16.82%	17.72%	13.87%	7.68%
Net interest margin	3.39%	3.79%	3.53%	3.26%	3.05%
Efficiency ratio	65.39%	54.81%	56.98%	59.94%	68.72%
Total risk-based capital ratio	13.48%	11.13%	13.16%	12.21%	12.91%
Net chargeoffs to average loans	0.06%	0.04%	0.06%	0.03%	0.05%
Nonperforming assets to loans year end	3.02%	0.15%	0.16%	0.03%	0.23%
Allowance for loan losses to loans, year end	1.04%	1.00%	1.08%	1.20%	1.25%
Closing market price per share	$ 13.14	$ 14.95	$ 17.60	$ 15.58	$ 7.35
Price to earnings, year end	15.64	15.90	24.11	31.80	28.26

All share and per share data reflects the 3 for 2 stock splits distributed on March 1, 2004, and January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

FIRST NATIONAL BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Overview

Our business strategy has produced consistent growth in assets, loans and deposits, with strong earnings performance. We became cumulatively profitable during the third quarter of 2003, and we have been profitable in each quarter since recording our first quarterly profit in the fourth quarter of 2001.

The following table sets forth selected measures of our financial performance for the periods indicated (dollars in thousands).

As of or for the Years Ended December 31,

	2007	2006	2005
Total revenue(1)	$ 21,654	$ 16,240	$ 11,366
Net income	4,060	4,052	2,835
Total assets	586,513	465,382	328,679
Total loans(2)	474,685	379,490	251,405
Total deposits	471,828	376,701	271,695

(1) Total revenue equals net interest income plus total noninterest income.

(2) Includes nonperforming loans, net of unearned income; does not include mortgage loans held for sale.

Like most financial institutions, we derive the majority of our income from interest we receive on our interest-earning assets, such as loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income or the difference between the income on our interest-earning assets and the expense on our interest-bearing liabilities, such as deposits and borrowings. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities, which is called our net interest spread.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We maintain this allowance by charging a provision for loan losses against our operating earnings. We have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through other sources, such as fees and surcharges to our customers and income from the sale and/or servicing of financial assets such as loans and investments. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

Critical Accounting Policies

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and that are consistent with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in footnote 1 to our audited consolidated financial statements as of December 31, 2007, as included in our annual report.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgments and estimates when preparing our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, cash flow assumptions, the determination of loss factors for estimating credit losses, the impact of current events, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Please see "Allowance for Loan Losses" for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Results of Operations

Income Statement Review

Summary

Our net income was $4.1 million, or $0.84 per diluted share, for the year ended December 31, 2007, as compared with $4.0 million, or $0.94 per diluted share, for the year ended December 31, 2006. Diluted shares outstanding for the year ended December 31, 2007 increased by 12.1% over 2006, primarily due to the dilutive effects resulting from the noncumulative convertible perpetual preferred stock issued in July 2007, and this reduced earnings per diluted share. Net interest income for the year ended December 31, 2007 increased by 23.6%, or $3.3 million, as compared to the same period in 2006, primarily due to the growth in average earning assets during 2007 of $144 million, or 38.4%. The relatively smaller increase in net interest income during 2007 resulted from a reduction in net interest margin of 40 basis points during the year to 3.39%, primarily due to the 100 basis point reduction in the federal funds rate during 2007. Since the majority of our earning assets earn interest at floating rates, these interest rate changes have resulted in decreased levels of interest income. As interest rates on deposit and other interest-bearing liabilities, most of which pay interest at fixed rates, decline, interest expense should decrease, allowing the net interest margin to stabilize. Due to continued rate cuts by the Federal Reserve, our net interest margin has not stabilized during the early months of 2008.

Our net income was $4.0 million, or $0.94 per diluted share, for the year ended December 31, 2006, as compared with $2.8 million, or $0.73 per diluted share, for the year ended December 31, 2005. The 42.9% increase in net income in 2006 over 2005 was primarily driven by a $4.7 million, or 48.9%, increase in net interest income. The increase in net interest income was due primarily to the growth of our loan portfolio, which is largely made up of variable-rate loans. The favorable blend of variable-rate to fixed-rate loans more than offset the increase in deposits. In our deposit portfolio, the cost of funds was driven by increased rates, which outweighed the increase in volume for 2006.

Our return on average assets decreased by 29 basis points from 1.05% in 2006 to 0.76% in 2007 due to the flat net income compared to an increased average asset base. The diminished return on assets reflects the impact of the decreased net interest margin. Loans continued to grow consistently and to contribute to net interest income as our most lucrative earning asset, but their positive contribution was outweighed by the increased cost of funds, whereas deposit rates contributed approximately $7.0 million in costs, while deposit growth generated substantially less expense at $3.5 million. In contrast, loan growth, at $8.1 million, contributed almost the same level of expense as loan rates, at $9.2 million.

Our return on average assets increased four basis points from 1.01% in 2005 to 1.05% in 2006. We were able to accomplish this result due to an increase in the net interest margin from 3.53% in 2005 to 3.79% in 2006, an increase in average loans as a percentage of average earning assets from 82.3% as of December 31, 2005 to 84.3% as of December 31, 2006, and an improvement in the efficiency ratio from 56.98% in 2005 to 54.81% in 2006. While the increase in net interest margin is significant in 2006, the increased loan volume was the dominant force behind our improved return on average assets. Loan volume contributed approximately $6.4 million to the increase in our net interest income of $4.6 million, while loan rates generated $4.3 million.

Our return on average equity decreased dramatically by 593 basis points, from 16.82% in 2006 to 10.89% in 2007. This decrease is driven by the large increase in our average equity due to the $16.5 million in net proceeds received from the completion of the preferred stock offering in July 2007, while our net income remained about the same from 2006 to 2007. In addition, noninterest expense increased during 2007 due to the expansion of our branch network and the continued development of our infrastructure.

Our return on average equity decreased by 90 basis points from 17.72% in 2005 to 16.82% in 2006. This decrease is primarily due to the 50.6% increase in average equity from year to year due to receiving $6.3 million in net proceeds from the completion of our secondary stock offering in December 2005.

Net Interest Income

Our primary source of revenue is net interest income. The level of net interest income is determined by the balances of interest-earning assets and interest-bearing liabilities and successful management of the net interest margin. In addition to the growth in both interest-earning assets and interest-bearing liabilities, and the timing of repricing of these assets and liabilities, net interest income is also affected by the ratio of interest-earning assets to interest-bearing liabilities and the changes in interest rates earned on our assets and interest rates paid on our liabilities.

Our net interest income increased $3.3 million, or 23.6%, to $17.5 million in 2007, from $14.2 million in 2006. Our net interest income increased $4.7 million, or 48.9%, to $14.2 million in 2006, from $9.5 million in 2005. The increase in net interest income was due primarily to the growth of our loan portfolio, as reflected in an increase in our average earning assets of 38.4% in 2007, which was partially offset by a decrease in our net interest margin of 40 basis points from 3.79% to 3.39% for the years ended December 31, 2006 and 2007, respectively. The decrease in the net interest margin is primarily attributable to the high cost of deposits due to the increases in the prime rate that occurred throughout 2006. In the first six months of 2008, approximately $164 million in retail and wholesale time deposits (representing approximately 56% of all such deposits we hold), will mature and reprice, with the expectation being a corresponding reduction in the cost of funds in 2008.

Our net interest income increased $4.7 million, or 48.9%, to $14.2 million in 2006, from $9.5 million in 2005. The growth in net interest income resulted from an increase of $11.6 million in interest income, partially offset by an increase of $6.9 million in interest expense from 2005 to 2006.

The increase in net interest income was due primarily to the growth of our loan portfolio, as reflected in an increase in our average earning assets of 38.4% and an increase in our net interest margin of 26 basis points during 2006. Our decision to grow the loan portfolio at the current pace has resulted in a significant portion of our assets being in higher earning loans than in lower yielding investments.

Our net interest income for the year ended December 31, 2006 also was positively influenced by the increase in our net interest margin following the twelve increases in the prime rate of interest since 2004 for a total of 300 basis points through December 31, 2006. Since we are asset-sensitive over a one-year time period, our net interest income on our existing earning asset base increases when the prime rate rises.

The following table sets forth, for the years ended December 31, 2007, 2006 and 2005, information related to our average balances, yields on average assets, and costs of average liabilities. We derived average balances from the daily balances throughout the periods indicated. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. Average loans are stated net of unearned income and include nonaccrual loans. Interest income recognized on nonaccrual loans has been included in interest income (dollars in thousands).

Average Balances, Income and Expenses, and Rates
For the Years Ended December 31,

	2007			2006			2005		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Loans, excluding held for sale	$430,683	$35,661	8.28%	$314,610	$26,237	8.34%	$222,026	$15,461	6.96%
Mortgage loans held for sale	10,384	668	6.43%	—	—	—	—	—	—
Investment securities	69,785	3,293	4.72%	52,423	2,329	4.44%	39,683	1,581	3.98%
Federal funds sold and other	5,905	346	5.86%	6,220	320	5.14%	8,037	299	3.72%
Total interest-earning assets	$516,757	$39,968	7.73%	$373,253	$28,886	7.74%	$269,746	$17,341	6.43%
Time deposits	$272,730	$13,940	5.11%	$201,957	$ 9,129	4.52%	$144,082	$ 5,001	3.47%
Savings & money market	76,184	3,445	4.52%	57,962	2,331	4.02%	42,865	1,141	2.66%
NOW accounts	45,285	1,487	3.28%	25,603	674	2.63%	21,907	343	1.57%
FHLB advances	41,014	1,957	4.77%	33,421	1,570	4.70%	27,966	925	3.31%
Junior suborindated debentures	13,403	1,025	7.65%	11,663	877	7.52%	6,186	380	6.14%
Federal funds purchased and short-term borrowings	10,864	611	5.63%	2,612	144	5.51%	1,329	40	3.01%
Total interest-bearing liabilities	$459,480	$22,465	4.89%	$333,218	$14,725	4.42%	$244,335	$ 7,830	3.20%
Net interest spread			2.84%			3.32%			3.23%
Net interest income/margin		$17,503	3.39%		$14,161	3.79%		$ 9,511	3.53%
Noninterest-bearing demand deposits	$ 32,588			$ 23,056			$ 18,009		

The net interest spread, which is the difference between the rate we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 2.84% for the year ended December 31, 2007, compared to 3.32% for the year ended December 31, 2006 and 3.23% for the year ended December 31, 2005. Our consolidated net interest margin, which is net interest income divided by average interest-earning assets for the period, was 3.39% for the year ended December 31, 2007, as compared to 3.79% for the year ended December 31, 2006 and 3.53% for the year ended December 31, 2005.

The decrease in our net interest spread and our net interest margin from 2006 to 2007 was principally due to the faster decrease in yields on average interest-earning assets relative to the repricing of our average interest-bearing liabilities following the three decreases in the prime rate during 2007. We anticipate that growth in loans will continue to drive the growth in assets and the growth in net interest income. Changes in interest rates paid on assets and liabilities, the rate of growth of the asset and liability base, the ratio of interest-earning assets to interest-bearing liabilities and management of the balance sheet's interest rate sensitivity all factor into changes in net interest income. Therefore improving our net interest income in the current challenging market will continue to require deliberate and attentive management.

Analysis of Changes in Net Interest Income

Net interest income can be analyzed in terms of the impact of changing interest rates and changing volume. The following table sets forth the effect that the varying levels of interest-earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented (dollars in thousands).

	Changes in Net Interest Income								
	For the Years Ended December 31, 2007 vs. 2006 Increase (Decrease) Due to			For the Years Ended December 31, 2006 vs. 2005 Increase (Decrease) Due to			For the Years Ended December 31, 2005 vs. 2004 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Rate	Volume	Rate	Total
Interest-Earning Assets									
Federal funds sold and other	$ (42)	$ 122	$ 80	$ (68)	$ 89	$ 21	$ 173	$ 48	$ 221
Investment securities	664	989	1,653	507	240	748	173	(12)	161
Mortgage loans held for sale	668	—	668	—	—	—	—	—	—
Loans(1)	8,052	9,151	17,203	6,444	4,329	10,776	4,256	2,279	6,535
Total interest-earning assets	$9,342	$10,262	$19,604	$6,883	$4,658	$11,545	$4,602	$2,315	$6,917
Interest-Bearing Liabilities									
Deposits	$3,452	$ 6,988	$10,440	$2,469	$3,180	$ 5,649	$1,462	$1,625	$3,087
FHLB advances	331	548	879	181	465	645	473	183	656
Federal funds purchased	354	169	523	39	65	104	24	7	31
Junior suborindated debentures	132	273	405	336	162	497	63	81	144
Total interest-bearing liabilities	$4,269	7,978	12,247	$3,025	$3,872	$ 6,895	$2,022	$1,896	$3,918
Net interest income	$5,073	$ 2,284	$ 7,357	$3,858	$ 786	$ 4,650	$2,580	$ 419	$2,999

(1) Loan fees, which are not material for any of the periods shown, have been included for rate calculation purposes.

Provision for Loan Losses

At the end of each quarter or more often, if necessary, we analyze the collectability of our loans and accordingly adjust the loan loss allowance to an appropriate level. Our loan loss allowance covers estimated credit losses on individually evaluated loans that are determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan portfolio. We strive to follow a comprehensive, well-documented, and consistently applied analysis of our loan portfolio in determining an appropriate level for the loan loss allowance. We consider what we believe are all significant factors that affect the collectability of the portfolio and support the credit losses estimated by this process. We believe we have an effective loan review system and controls (including an effective loan grading system) designed to identify, monitor, and address asset quality problems in an accurate and timely manner. We evaluate any loss estimation model before it is employed and document inherent assumptions and adjustments. We promptly charge off loans that we determine are uncollectible. It is essential that we maintain an effective loan review system that works to ensure the accuracy of our internal grading system and, thus, the quality of the information used to assess the appropriateness of the loan loss allowance. Our board of directors is responsible for overseeing management's significant judgments and estimates pertaining to the determination of an appropriate loan loss allowance by reviewing and approving the institution's written loan loss allowance policies, procedures and model quarterly.

In arriving at our loan loss allowance, we consider those qualitative or environmental factors that are likely to cause credit losses, as well as our historical loss experience. Because of our relatively short history, we also factor in a five-year trend of peer data on historical losses. In addition, as part of our model, we consider changes in lending policies and procedures, including changes in underwriting standards, and collection, chargeoff, and recovery practices not considered elsewhere in estimating credit losses, as well as changes in regional and local economic and business conditions. Further, we factor in changes in the nature and volume of the portfolio and in the terms of loans, changes in the experience, ability, and depth of lending management and other relevant staff, the volume of past due and nonaccrual loans, as well as adversely graded loans, changes in the value of underlying collateral for collateral-dependent loans, and the existence and effect of any concentrations of credit. Please see the discussion below under "Allowance for Loan Losses" for a description of the factors we consider in determining the amount of the provision we expense each period to maintain this allowance.

Our provision for loan losses was $1,396,000, $1,192,000 and $594,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The percentage of allowance for loan losses was reduced to 1.04% of gross loans outstanding as of December 31, 2007, from 1.00% as of December 31, 2006. The allowance for loan losses was also reduced from 1.08% of gross loans outstanding as of December 31, 2005. The decrease in this ratio reflects management's opinion of the level of credit quality in the loan portfolio and other factors, such as net chargeoffs remaining stable from year to year and nonperforming assets continuing to be low as a percentage of total assets. The increase in the provision for loan losses for the year ended December 31, 2007, is primarily due to the 25.1% growth of the loan portfolio. Management continues to review and evaluate the allowance for loan losses based on the performance of the loan portfolio.

Noninterest Income

The following table sets forth information related to the various components of our noninterest income (dollars in thousands).

	Years Ended December 31,		
	2007	2006	2005
Mortgage banking income	$1,858	$ —	$ —
Service charges and fees on deposit accounts	1,270	1,080	961
Gain on sale of investment securities	117	33	—
Other	906	966	894
Total noninterest income	$4,151	$2,079	$1,855

Noninterest income for the year ended December 31, 2007 was $4.2 million, a net increase of almost 100% compared to noninterest income of $2.1 million during the same period in 2006. This increase is primarily due to income earned from fees and premiums from the wholesale mortgage division, which was formed on January 29, 2007 and generated fee income of $1.9 million during the year ended December 31, 2007. This fee income represented 90.0% of the total noninterest income increase of $2.1 million. In addition, service charges and fees on deposit accounts increased by $190,000, or 17.6%, from 2006 to 2007, resulting from the growth in the number of deposit accounts.

This increase for the year ended December 31, 2006 compared to the year ended December 31, 2005 occurred primarily due to increases in service charges and fees on deposit accounts resulting from growth in the number of deposit accounts. Gains recognized on the sale of the guaranteed portion of SBA loans decreased 27% from 2005 to 2006; however, the 58% increase in other income to $245,000 was primarily due to $106,000 in SBA servicing income on previously sold loans. Loan service charges and fees and fees from correspondent banks on the origination of mortgage loans increased 35.0% and 32.6%, respectively from 2005 to 2006.

Noninterest Expense

The following table sets forth information related to the various components of our noninterest expenses (dollars in thousands).

	Years Ended December 31,		
	2007	2006	2005
Salaries and employee benefits	$ 7,876	$5,128	$3,744
Occupancy and equipment	2,030	1,046	660
Public relations	734	609	378
Data processing and ATM expense	702	587	487
Telephone and supplies	426	295	211
Professional fees	648	284	251
Other	1,743	952	745
Total noninterest income	$14,159	$8,901	$6,476

Noninterest expense was $14.2 million for 2007, as compared to $8.9 million in 2006, an increase of $5.3 million. The majority of the 59.1% increase reflects the cost of salaries and other variable expenses that have grown to support our expansion efforts. The most significant item included in noninterest expense is salaries and employee benefits, which totaled $7.9 million for the twelve months ended December 31, 2007, as compared to $5.1 million for the same period in 2006, an increase of 54.9%. This increase reflects the cost of personnel to support our expansion into new markets, particularly our Greenville full-service branch and the Rock Hill loan production office and on the wholesale mortgage division, all new cost centers since the year ended December 31, 2006.

Noninterest expense was $8.9 million for 2006, as compared to $6.5 million in 2005, an increase of 37.4%. The most significant item included in noninterest expense is salaries and employee benefits, which totaled $5.1 million and $3.7 million for the years ended December 31, 2006 and 2005, respectively. Occupancy and equipment expenses were $2.0 million, $1.0 million, and $660,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The 94.1% increase, or $984,000, shown for 2007 reflects expenses for the Rock Hill loan production office opened in February 2007, the wholesale mortgage loan office opened in January 2007 and the completion of the Greenville market headquarters and the Spartanburg home office expansion, both completed during 2007. Occupancy and equipment expense increased 58.5%, or $386,000, from 2005 to 2006.

Public relations expense increased by 20.5% to $734,000 for 2007, as compared to $609,000 in 2006, primarily due to increased community relations expenditures and continued expansion of print and television media advertising as a result of our increasing customer base and expansion into the Charleston, Columbia, Greenville and Rock Hill markets. Public relations expense increased by 22.7% to $609,000 for 2006, as compared to $378,000 in 2005, primarily due to the increased community relations and advertising necessary to capitalize on our expansion into new markets.

Data processing and ATM expense were $702,000, $587,000 and $487,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The majority of the increase of 19.6% in 2007 and

20.5% in 2006 reflects the increased costs associated with growth in customer transaction processing due to the increasing number of loan and deposit accounts in our customer base. We have contracted with an outside computer service company to provide our core data processing services. A significant portion of the fee charged by the third party processor is directly related to the number of loan and deposit accounts and the related number of transactions.

Professional fees increased by $364,000, or 128.2%, from 2006 to 2007 and $33,000, or 13.1%, from 2005 to 2006. The increase reflects costs related to our preparation for the compliance with the requirements outlined by Section 404 of the Sarbanes-Oxley Act of 2002. We have hired an outside consultant to assist us in this process. In addition, the year ended December 31, 2007 reflects increased expenses for the services of our third party internal auditor for various department and branch audits and for the services of our third party loan reviewer. The bank-employed internal auditor position was vacant for most of 2007, causing our increased reliance on the third party provider, compared to the year ended December 31, 2006. During the third quarter of 2007, we have hired a bank-employed internal auditor, whose role should enable our decreased reliance on our third party provider in the future. Our bank's expansion and the continual focus on loan quality, internal controls and performance drove these increased costs during the year ended December 31, 2007.

Included in the line item "other," which increased $791,000, or 83.1%, between 2007 and 2006 and $207,000, or 27.8%, between 2006 and 2005, are charges for insurance premiums, fees paid to our board of directors and our newly formed board in the Charleston market in 2006, postage, printing and stationery expense and various customer-related expenses. In addition, the year ended December 31, 2007 also included an additional expense for FDIC insurance premiums, which were reinstituted during the year retroactive to January 1, 2007, of $132,000.

Although we recognize the importance of controlling noninterest expenses to improve profitability, we remain committed to attracting and retaining a team of seasoned and well-trained officers and staff, maintaining highly technical operations support functions, and further developing a professional marketing program.

Provision for Income Taxes

Income tax expense can be analyzed as a percentage of net income before income taxes. The following table sets forth information related to our income tax expense (dollars in thousands).

	Years ended December 31		
	2007	2006	2005
Provision for income taxes	$2,039	$2,095	$1,461
Net income before income taxes	6,099	6,147	4,296
Effective income tax rate	33.43%	34.00%	34.00%

Our effective tax rate for 2007 was consistent with 2006. This consistency was accomplished by increasing income from nontaxable securities by $269,000, or 76%, from the year ended December 31, 2006 to December 31, 2007. In addition, net interest income increased by $3.3 million, or 23.6%, compared to the overall flat net income of $4.1 million. The increase in the effective income tax rate from 2005 to 2006 occurred due to the relative increase in fully taxable income during the year. Although the net nontaxable income increased during the year from sources such as municipal securities investments, which increased from 2005 to 2006, and was partially offset by a decline in earnings on bank owned life insurance contracts, fully taxable income such as interest income on loans and government agency investments and noninterest income from fees and charges experienced much greater percentage increases from 2005 to 2006.

Balance Sheet Review

General

As of December 31, 2007, we had total assets of $586.5 million, or an increase of 26.0% over total assets of $465.3 million on December 31, 2006. Total assets on December 31, 2007 and 2006 consisted of loans, net of unearned income, of $474.7 million and $379.5 million, respectively; securities available for sale of $70.5 million and $63.4 million, respectively; other assets of $15.4 million and $11.2 million, respectively; premises and equipment, net accumulated depreciation and amortization of $3.0 million and $6.9 million, respectively; and cash and cash equivalents of $8.4 million and $8.2 million, respectively.

Our interest-earning assets, consisting of loans net of unearned income, securities available for sale and interest-bearing bank balances, grew to $568.8 million as of December 31, 2007, or an increase of 29.5% over the balance of $439.1 million as of December 31, 2006. Although the loan portfolio grew in the nine months ended September 30, 2007, loan production for the nine-month period decreased compared to the nine-month period ended September 30, 2006. The nine months ended September 30, 2006 reflect the increase in our acquisition and development ("A&D") body of loans due to the opening of the Columbia loan production office in January 2006. While our commercial real estate category of loans benefitted from the addition of the A&D body of loans in 2006, the growth in this body of loans has been constant in 2007.

Also included in interest-earning assets as of December 31, 2007 are mortgage loans held for sale, an asset resulting from the addition of the wholesale mortgage division effective January 29, 2007. During the twelve months ended December 31, 2007, our wholesale mortgage division, combined with our previously existing retail mortgage staff, originated a total of approximately $261 million in loans to be sold to secondary market investors. Of these loans held for sale, approximately $242 million had been sold as of December 31, 2007, with approximately $19.4 million remaining on the balance sheet as mortgage loans held for sale. The activity for the wholesale mortgage division during its initial reporting period, the twelve months ended December 31, 2007, represented an investment of funds, as the loans generated during the period outweighed the loans sold during the period by approximately $19.4 million. Due to the nature of this division, the loans held for sale typically are held for a seven- to ten-day period. Therefore, the liquidity needs of this activity, as evidenced in the net cash used in operating activities reflected on the cash flow for the period ended December 31, 2007, should level off in future periods as the ongoing activity of the wholesale mortgage division provides for funding of future loans with the proceeds from the sale of loans in the existing portfolio.

Premises and equipment decreased by $3.9 million, net of purchases and depreciation expense, during the twelve months ended December 31, 2007, primarily due to the sale of certain real properties as part of two sale/leaseback transactions that closed during the twelve-month period, net of purchases of property and equipment. See Note 8—Sale/Leaseback Transactions for more details on the transactions that took place in February and October of 2007.

For the year ended December 31, 2007, our interest-bearing deposits included wholesale funding in the form of brokered certificates of deposit ("CDs") of approximately $89 million. We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by our Asset Liability Committee. These guidelines limit our brokered CDs to 25% of total assets dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents. In addition, we do not obtain time deposits of $100,000 or more through the Internet. These guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Our liabilities on December 31, 2007, were $539.0 million, an increase of 22.9% over liabilities as of December 31, 2006 of $438.4 million, and consisted primarily of deposits of $471.8 million, $41.7 million in Federal Home Loan Bank advances, $13.4 million in junior subordinated debentures, and $9.4 million in federal funds purchased.

Shareholders' equity on December 31, 2007 was $47.6 million, as compared to shareholders' equity on December 31, 2006 of $27.0 million. The increase of $20.6 million, or 76.2%, can be attributed primarily to the net proceeds of our preferred stock offering, which closed in July 2007, of $16.5 million (see Note 13—Noncumulative Convertible Perpetual Preferred Stock Offering for more details), in addition to net income earned during 2007. Also contributing to the increase was the change from an unrealized loss to an unrealized gain on investment securities available for sale, net of tax, during 2007.

Interest-Bearing Bank Balances

For both December 31, 2007 and December 31, 2006, short-term overnight investments in interest-bearing bank balances comprised less than 1% of total interest-earning assets of $568.8 and $439.1 million, respectively. Although cash and due from banks remained flat from 2006 to 2007, the record deposit growth during 2007 we experienced helped fund a net increase in loans from 2006 to 2007 of approximately 25%.

Investments

On December 31, 2007 and 2006, our investment securities portfolio of $70.5 and $63.4 million, respectively, represented approximately 12.4% of our interest-earning assets. As of December 31, 2007 and 2006, we were invested in U.S. Government agency securities, mortgage-backed securities, and municipal securities with an amortized cost of $70.5 million and $64.1 million, respectively, for an unrealized gain of $56,000 and an unrealized loss of $706,000, respectively. As a result of the growth in our loan portfolio and the historically low fixed rates during the past several years, we have maintained a lower than normal level of investments.

Fair values and yields on our investments (all available for sale) as of December 31, 2007, are shown in the following table based on contractual maturity dates. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Yields on municipal securities are presented on a tax equivalent basis (dollars in thousands).

	As of December 31, 2007									
	Within one year		After one but within five years		After five but within ten years		Over ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Government/ government sponsored agencies	$ 998	4.00%	$ 6,942	4.27%	$2,627	5.48%	$ —	—	$10,567	4.54%
Mortgage-backed securities	962	4.00%	4,579	4.23%	3,479	4.65%	34,021	5.30%	43,041	5.11%
Municipal securities	—	—	1,033	2.70%	3,719	3.70%	12,170	4.05%	16,922	3.89%
Total	$1,960	4.00%	$12,554	4.12%	$9,825	4.51%	$46,191	4.97%	$70,530	4.73%

The amortized cost and fair value of our investments (all available for sale) as of December 31, 2007, 2006 and 2005 are shown in the following table (dollars in thousands).

	December 31, 2007		December 31, 2006		December 31, 2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
U.S. Government/government sponsored agencies	$10,635	$10,567	$13,969	$13,733	$ 9,500	$ 9,169
Mortgage-backed securities	42,891	43,041	36,729	36,277	28,070	27,378
Municipal securities	16,948	16,922	13,382	13,364	8,600	8,604
Total	$70,474	$70,530	$64,080	$63,374	$46,170	$45,151

We also maintain certain equity investments required by law that are included in the consolidated balance sheets as "other assets." The carrying amounts of these investments as of December 31, 2007, 2006 and 2005 consisted of the following:

	As of December 31,		
	2007	2006	2005
Federal Reserve bank stock	$ 966	$ 602	$ 448
Federal Home Loan Bank stock	2,721	2,356	1,674

We increased our level of Federal Reserve Bank ("FRB") stock during 2007 to reflect the contribution of capital to the bank by the holding company from proceeds received from the issuance of approximately $7 million in floating trust securities in March 2006. The level of Federal Home Loan Bank ("FHLB") stock varies with the level of FHLB advances and increased during 2007 to reflect the net increase in FHLB advances during the year.

No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, we believe the carrying amounts are a reasonable estimate of fair value.

Other Assets

As of December 31, 2007, other assets had grown to $15.4 million from $11.2 million as of December 31, 2006, an increase of 37.5%. Included in other assets are bank owned life insurance ("BOLI"), interest receivable on loans and investment securities, investments in other banks, as discussed in "Investments" above, and other miscellaneous assets. While BOLI growth has been marginal, interest receivable grew approximately $574,000, or 23.7%, and investments in bank stock grew $729,000, or 24.6%, each compared to December 31, 2006. Interest receivable and investments in bank stock each grow in tandem with their related assets, the loan and investment portfolios, and FHLB advances and our bank's capital, respectively.

Within other assets, the category other real estate owned grew proportionally the most, from $0 at December 31, 2006 to $2.3 million at December 31, 2007. During the twelve months ended December 31, 2007, we foreclosed on four real properties, two of which previously served as collateral for SBA loans, a third with commercial real estate collateral, and the fourth a personal residence. In connection with the SBA foreclosures, we recognized approximately $44,000 in loan losses in order to reduce the carrying value of these properties to $481,500, or an amount that we believe approximates their fair market value, net of costs to sell the properties. These amounts are net of the SBA guarantee on these loans. For the remaining properties, the estimated fair value of the property exceeds our book value, and therefore no write down was required at the loans' transfer to other real estate owned. Valuations of the other real estate owned properties are performed periodically, and the carrying value is appropriately adjusted to reflect any decreases in the fair value of these properties. The cost of owning the properties was minimal for the twelve-month period ended December 31, 2007. We are actively marketing these properties for resale.

Loans

Since loans typically provide higher interest yields than do other types of interest-earning assets, we invest a substantial percentage of our earning assets in our loan portfolio. Average loans for the years ended December 31, 2007, 2006 and 2005 were $430.7 million, $314.6 million, and $222.0 million, respectively. Total loans outstanding as of December 31, 2007, 2006 and 2005 were $494.1 million, $379.5 million and $251.4 million, respectively, before the allowance for loan losses. Beginning with the year ended December 31, 2007, total loans includes wholesale mortgages held for sale, pending their sale on the secondary market. Included in the $494.1 million total loans at December 31, 2007 was $19.4 million in wholesale mortgages held for sale.

The following table summarizes the composition of our loan portfolio for each of the five years ended December 31, 2007, (dollars in thousands).

	2007 Amount	% of Total	2006 Amount	% of Total	2005 Amount	% of Total	2004 Amount	% of Total	2003 Amount	% of Total
Commercial and industrial	$ 34,435	6.97%	$ 25,604	6.75%	$ 20,902	8.31%	$ 20,255	10.74%	$ 24,869	19.07%
Commercial secured by real estate	322,807	65.33%	261,961	69.03%	152,726	60.75%	104,339	55.35%	57,622	44.18%
Real estate—residential mortgages	111,490	22.56%	86,022	22.67%	71,900	28.60%	59,322	31.47%	42,830	32.84%
Installment and other consumer loans	6,496	1.32%	6,458	1.70%	6,273	2.50%	4,977	2.64%	5,342	4.10%
Total loans	$475,228		$380,045		$251,801		$188,893		$130,633	
Mortgage loans held for sale	19,408	3.93%	—	—	—	—	—	—	—	—
Unearned income	(543)	(0.11%)	(555)	(0.15%)	(396)	(0.16%)	(386)	(0.20%)	(242)	(0.19%)
Total loans, net of unearned income	$494,093	100.00%	$379,490	100.00%	$251,405	100.00%	$188,507	100.00%	$130,421	100.00%
Less allowance for loan losses	(4,951)	1.04%	(3,795)	1.00%	(2,719)	1.08%	(2,258)	1.20%	(1,630)	1.25%
Total loans, net	$489,142		$375,695		$248,686		$186,249		$128,791	

The principal component of our loan portfolio for all periods presented was loans secured by real estate mortgages. As the loan portfolio grows, the current mix of loans may change over time. We do not generally originate traditional long-term residential mortgages, but we do issue traditional second mortgage residential real estate loans and home equity lines of credit. We obtain a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to increase the likelihood of the ultimate repayment of the loan. Generally, we limit the loan-to-value ratio on loans we make to 80%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentration in certain types of collateral.

The increase in our commercial loans secured by real estate from 2005 to 2007 is due to the relatively higher paydowns on residential real estate loans and new commercial real estate lending in the Charleston, Greenville and Columbia markets due to our expansion in each of these markets.

While our residential mortgages secured by real estate have increased each year, these loans have decreased relative to the overall loan portfolio each year since 2003. This decrease is due in part to the amortizing nature of these loans. In addition, the proportional decrease in residential mortgages secured by real estate is more than offset by the proportional increase in commercial real estate loans. We have significantly increased the number of our commercial lending officers over the last three years. We expect to continue to focus significant origination efforts in commercial real estate and commercial lending. The commercial real estate loans we originate are primarily secured by shopping centers, office buildings, warehouse facilities, retail outlets, hotels, motels and multi-family apartment buildings.

Commercial real estate lending entails significant additional risks compared to residential lending. Commercial real estate loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience of such loans is typically dependent upon the successful operation of the real estate project. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and for apartments and, as such, may be subject, to a greater extent, to adverse conditions in the economy. In dealing with these risk factors, we generally limit ourselves to a real estate market or to borrowers with which we have experience. We generally concentrate on originating commercial real estate loans secured by properties located within our market areas. In addition, many of our commercial real estate loans are secured by owner-occupied property with personal guarantees for the debt.

Mortgage loans held for sale of $19.4 million is the result of the addition of the wholesale mortgage division in January 2007. During the twelve months ended December 31, 2007, our wholesale mortgage division, combined with our previously existing retail mortgage staff, originated a total of approximately $261 million in loans to be sold to secondary market investors. Of these loans held for sale, approximately $242 million had been sold during 2007, with approximately $19.4 million remaining on the balance sheet as mortgage loans held for sale. The activity for the wholesale mortgage division during its initial reporting period, the twelve months ended December 31, 2007, represented an investment of funds, as the loans generated during the period outweighed the loans sold during the period by approximately $19.4 million. Due to the nature of this division, the loans held for sale typically are held for a seven- to ten-day period. Therefore, the liquidity needs of this activity, as evidenced in the net cash used in operating activities reflected on the cash flow for the period ended December 31, 2007, should level off in future periods, as the ongoing activity of the wholesale mortgage division provides for funding of future loans with the proceeds from the sale of loans in the existing portfolio.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The information in the following tables is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties.

The following table summarizes the loan maturity distribution by type and related interest rate characteristics as of December 31, 2007 (dollars in thousands):

	As of December 31, 2007			
	One year or less	After one but within five years	After five years	Total
Commercial	$ 13,351	$ 9,026	$ 1,599	$ 23,976
Real estate—construction	158,810	21,425	94	180,329
Real estate—mortgage	38,777	202,315	23,476	264,568
Consumer and other	3,469	2,225	66	6,355
Total	$214,407	$234,991	$25,235	$475,228
Mortgage loans held for sale				19,408
Unearned income				(543)
Total loans, net of unearned income				494,093
Loans maturing after one year with:				
Fixed interest rates				$185,585
Floating interest rates				$ 74,641

Provision and Allowance for Loan Losses

The allowance for loan losses represents an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower's ability to repay; the amount and quality of collateral securing the loans; our historical loan loss experience; and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance.

We calculate the allowance for loan losses for specific types of loans (excluding mortgage loans held for sale) and evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount.

We analyze individual loans within the portfolio and make allocations to the allowance based on each individual loan's specific factors and other circumstances that affect the collectibility of the credit. Significant individual credits classified as doubtful or substandard/special mention within our credit grading system require both individual analysis and specific allocation.

Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; however, the weaknesses are more pronounced. These loans, however, are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing, or liquidation of assets.

We calculate our general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer, A&D/construction and mortgage.

We apply general loss factors to each category and may adjust these percentages given consideration of local economic conditions, exposure to concentrations that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs, and anticipated loan growth. The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

We also maintain a general unallocated reserve in accordance with December 2006 regulatory interagency guidance in our assessment of the loan loss allowance. This general unallocated reserve considers qualitative or environmental factors that are likely to cause estimated credit losses including, but not limited to: changes in delinquent loan trends, trends in net charge-offs, concentrations of credit, trends in the nature and volume of the loan portfolio, general economic trends, collateral valuations, the experience and depth of lending management and staff, and lending policies, procedures and the quality of loan review systems.

During December of 2007, we identified adverse developments with respect to certain loans in our loan portfolio. In response to this determination, we increased the amount of impaired loans during the fourth quarter, to $12,000,000, with related valuation allowances of $655,000, to address the risks within our loan portfolio. The provision for loan losses generally, and the loans impaired under the criteria defined in FAS 114 specifically, reflect the negative impact of the continued deterioration in the South Carolina real estate markets and the economy in general. The review specifically included several of our residential real estate development and construction borrowers.

Management's analysis of impaired loans and their underlying collateral values revealed the continued deterioration in the level of property values as well as reduced borrower ability to make regularly scheduled payments. Loans in our residential land development and construction portfolios are secured by unimproved and improved land, residential lots, and single-family and multi-family homes. Generally, current lot sales by the developers and/or borrowers are taking place at a greatly reduced pace and at reduced prices. As home sales volumes have declined, income of residential developers, contractors and other real estate-dependent borrowers have also been reduced. This difficult operating environment, along with the additional loan carrying time, has caused some borrowers to exhaust payment sources. Within the last several months, several of our clients have reached the point where payment sources have been exhausted.

At December 31, 2007 and 2006, $12,000,000 and $477,000 in loans were on nonaccrual status, respectively. Due to recent developments since December 31, 2007, an additional $5,000,000 in nonperforming assets has been recognized and is retroactively reflected in the $12,000,000 total. Consequently, the $12,000,000 in nonperforming loans as of December 31, 2007 is greater than the $7,000,000 amount we disclosed in our earnings release on January 16, 2008. Foregone interest income on these nonaccrual loans and other nonaccrual loans charged off during the year was approximately $139,000, $24,000, and $21,600 in 2007, 2006 and 2005, respectively. There were no loans contractually past due in excess of 90 days and still accruing interest at December 31, 2007 or 2006. There were impaired loans, under the criteria defined in FAS 114, of $8,900,000 and $776,000 with related valuation allowances of $655,000 and $167,000 at December 31, 2007 and 2006, respectively.

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to gross loans for each of the years in the five-year period ended December 31, 2007 (dollars in thousands):

	2007		2006		2005		2004		2003	
Commercial	$ 227	5.1%	$ 454	6.8%	$ 135	11.1%	$ 191	12.0%	$ 180	53.9%
Real estate—construction	1,551	37.9%	1,062	22.6%	386	20.4%	343	11.2%	150	6.9%
Real estate—mortgage	2,532	55.7%	1,841	68.9%	2,110	66.0%	1,111	74.2%	926	34.5%
Consumer	72	1.3%	58	1.7%	48	2.5%	30	2.6%	33	4.1%
Unallocated	569	N/A	380	N/A	40	N/A	584	N/A	341	N/A
Total allowance for loan losses	$4,951	100.0%	$3,795	100.0%	$2,719	100.0%	$2,259	100.0%	$1,630	100.0%

We believe that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any other category.

The provision for loan losses has been made primarily as a result of management's assessment of general loan loss risk after considering historical operating results, as well as comparable peer data. Our evaluation is inherently subjective as it requires estimates that are susceptible to significant change. In addition, various regulatory agencies review our allowance for loan losses through their periodic examinations, and they may require us to record additions to the allowance for loan losses based on their judgment about information available to them at the time of their examinations. Our losses will undoubtedly vary from our estimates, and there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. Please see Note 6—"Loans" in the Notes to Consolidated Financial Statements included in this report for additional information.

The following table sets forth the changes in the allowance for loan losses for each of the years in the five-year period ended December 31, 2007 (dollars in thousands).

	As of December 31,				
	2007	2006	2005	2004	2003
Balance, beginning of year	$ 3,795	$2,719	$2,258	$1,631	$1,164
Provision charged to operations	1,396	1,192	594	679	519
Loans charged off					
Commercial, financial and agricultural	(240)	(116)	(38)	(9)	(36)
Real estate-construction	—	—	—	—	—
Installment loans to individuals	(10)	(23)	(106)	(45)	(17)
Total chargeoffs	(250)	(139)	(144)	(54)	(53)
Recoveries of loans previously charged off	10	23	11	2	1
Balance, end of period	$ 4,951	$3,795	$2,719	$2,258	$1,631
Allowance to loans, year end	1.04%	1.00%	1.08%	1.20%	1.25%
Net chargeoffs to average loans	0.06%	0.04%	0.06%	0.03%	0.05%
Nonaccrual loans	$12,000	$ 477	$ 349	$ 49	$ 257
Past due loans in excess of 90 days on accrual status	$ —	$ —	$ —	$ —	$ —
Other real estate owned	$ 2,320	$ —	$ —	$ —	$ —

Generally, a loan is placed on nonaccrual status when it becomes 90 days past due as to principal or interest, or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of the loan is doubtful. A payment of interest on a loan that is classified as nonaccrual is recognized as income when received. We typically have had low levels of nonperforming loans, but the current economic conditions have increased those levels to almost $12 million increase in nonaccrual loans from December 31, 2006 to December 31, 2007. Net charge-offs to average loans ratio for the twelve months ended December 31, 2007 was 0.06% compared to 0.04% for the year ended December 31, 2006. For the year ended December 31, 2007 total net charge-offs were $240,000 compared to $116,000 for the year ended September 30, 2006. Current year charge-offs were concentrated in four commercial loans of which two were secured by real estate and two consumer residential real estate loans.

Deposits

Our primary source of funds for loans and investments is our deposits. National and local market trends over the past several years suggest that consumers have moved an increasing percentage of discretionary savings funds into investments such as annuities, stocks, and fixed income mutual funds. Accordingly, it has become more difficult to attract deposits.

The following table shows the average balance amounts and the average rates paid on deposits held by us for the years ended December 31, 2007, 2006 and 2005 (dollars in thousands).

	As of December 31,					
	2007		2006		2005	
	Amount	Rate	Amount	Rate	Amount	Rate
Demand deposit accounts	$ 32,588	—	$ 23,056	—	$ 18,009	—
NOW accounts	45,285	3.28%	25,603	2.63%	21,907	1.57%
Money market and savings accounts	76,184	4.52%	57,962	4.02%	42,865	2.66%
Time deposits	272,730	5.11%	201,957	4.52%	144,082	3.47%
Total deposits	$426,787		$308,578		$226,863	

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other interest-earning assets. Our core deposits were $296.3 million, $242.0 million, and $194.8 million as of December 31, 2007, 2006 and 2005, respectively. The maturity distribution of our time deposits of $100,000 or more as of December 31, 2007 and 2006 is as follows (dollars in thousands):

	As of December 31, 2007
Three months or less	$ 38,925
Over three through six months	44,255
Over six through twelve months	45,480
Over twelve months	46,862
Total	$175,522

The increase in time deposits of $100,000 or more for the year ended December 31, 2007, as compared to the balance as of December 31, 2006, primarily resulted from the utilization of deposits that were obtained from brokered CDs from outside of our primary market. For the year ended December 31, 2007, our non-core deposits included wholesale funding in the form of brokered CDs of approximately $89 million. We generally obtain out-of-market time deposits of $100,000 or more through brokers with whom we maintain ongoing relationships. The guidelines governing our participation in brokered CD programs are part of our Asset Liability Management Program Policy, which is reviewed, revised and approved annually by the Asset Liability Committee. These guidelines limit our brokered CDs to 25% of total assets and dictate that our current interest rate risk profile determines the terms and that we only accept brokered CDs from approved correspondents. In addition, we do not obtain time deposits of $100,000 or more through the Internet. We believe these guidelines allow us to take advantage of the attractive terms that wholesale funding can offer while mitigating the inherent related risk.

Other Interest-Bearing Liabilities

The following tables outline our various sources of borrowed funds during the years ended December 31, 2007, 2006 and 2005, the amounts outstanding as of the end of each period, at the maximum point for each component during the periods and the average balance for each period, and the average interest rate that we paid for each borrowing source. The maximum balance represents the highest indebtedness for each component of borrowed funds at any time during each of the periods shown. See Note 10—"Lines of Credit", Note 11—"FHLB Advances", and Note 15—"Junior

Subordinated Debentures" in the Notes to Consolidated Financial Statements included in this report for additional disclosures related to these types of borrowings (dollars in thousands).

	Ending Balance	Period-End Rate	Maximum Balance	Average for the Period	
				Balance	Rate
As of or for the Year Ended December 31, 2007					
FHLB advances	$41,690	4.50%	$49,780	$41,014	4.77%
Federal funds purchased & other short-term borrowings	$ 9,360	3.99%	$26,269	$10,864	5.63%
Junior subordinated debentures	$13,403	7.12%	$13,403	$13,403	7.65%
As of or for the Year Ended December 31, 2006					
FHLB advances	$37,476	4.94%	$48,543	$33,421	4.70%
Federal funds purchased & other short-term borrowings	$ 7,970	5.41%	$14,391	$ 2,612	5.51%
Junior subordinated debentures	$13,403	7.44%	$13,403	$11,663	7.52%
As of or for the Year Ended December 31, 2005					
FHLB advances	$26,612	3.99%	$30,436	$27,966	3.31%
Federal funds purchased & other short-term borrowings	$ —	—	$ 5,836	$ 1,329	3.01%
Junior subordinated debentures	$ 6,186	7.33%	$ 6,186	$ 6,186	6.14%

As of December 31, 2007, 2006 and 2005, we had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $59.5 million, $30.0 million, and $23.5 million, respectively.

Capital Resources

On May 16, 2006, we issued a stock dividend of 6% to shareholders of record as of May 1, 2006. Once this dividend was distributed, the common stock component of our shareholders' equity increased by approximately $2,000; additional paid in capital increased approximately $3.8 million, and our retained earnings decreased by an offsetting approximate $3.8 million.

On March 30, 2007, we issued a stock dividend of 7% to shareholders of record as of March 16, 2007. As a result of this dividend, the common stock component of our shareholders' equity increased by approximately $3,000; additional paid in capital increased approximately $4.3 million, and our retained earnings decreased by an offsetting approximate $4.3 million.

Total shareholders' equity amounted to $47.6 million and $27.0 million as of December 31, 2007, and December 31, 2006, respectively. The increase of approximately $20.6 million between December 31, 2006 and December 31, 2007 resulted primarily from our preferred stock offering, which closed on July 9, 2007. In addition, net income earned during the year ended December 31, 2007 contributed approximately $4.1 million, partially offset by cash paid to purchase shares under our share repurchase program. Our board of directors has authorized two extensions to this repurchase program, originally authorized in December 2006, of up to 50,000 shares outstanding. The current extension will expire on May 31, 2008. During the year ended December 31, 2007, 13,781 shares of stock were repurchased under this program at a cost of $224,000, at a weighted average price of $16.17 per share (shares and per share prices reflect all stock splits and dividends).

On July 9, 2007, we sold 720,000 shares of our preferred stock through an underwritten public offering at $25.00 per share, for aggregate net proceeds, after underwriter's discount and expenses, of approximately $16,550,000. Keefe, Bruyette & Woods, Inc. served as sole underwriter and manager for the offering.

As of December 31, 2007, the unrealized gain on securities available for sale was recorded to reflect the change in the market value of these securities since December 31, 2006. We believe that the unrealized loss reflected as of December 31, 2006 was attributable to changes in market interest rates, not in credit quality, and we consider these unrealized losses, as well as any similar unrealized losses reflected in future periods, to be temporary. We use the securities available for sale to pledge as collateral to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding. Due to availability of numerous liquidity sources, we believe that we have the capability to hold these securities to maturity and do not anticipate the need to liquidate the securities and realize the related loss. See the "Liquidity" section for a more detailed discussion of our available liquidity sources. We currently expect that we will have sufficient cash flow to fund ongoing operations.

The Federal Reserve and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets plus trust preferred securities up to 25% of Tier 1 capital with the excess being treated as Tier 2 capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses subject to certain limitations. The bank is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio.

We utilize trust preferred securities to meet our capital requirements up to regulatory limits. As of December 31, 2007, we had formed three statutory trust subsidiaries for the purpose of raising capital via this avenue. On December 19, 2003, FNSC Capital Trust I, a subsidiary of our holding company, was formed to issue $3 million in floating rate trust preferred securities. On April 30, 2004, FNSC Statutory Trust II was formed to issue an additional $3 million in floating rate trust preferred securities. On March 30, 2006, FNSC Statutory Trust III was formed to issue an additional $7 million in floating rate trust preferred securities. Under the provisions of Financial Accounting Standards Board, or "FASB," Interpretation No. 46, we deconsolidated these entities from our consolidated financial statements as of December 31, 2004. The trust preferred securities qualify as Tier 1 capital up to 25% or less of Tier 1 capital with the excess includable as Tier 2 capital. As of December 31, 2007, approximately $10.3 million of the trust preferred securities qualified as Tier 1 capital, with approximately $2.7 million included as Tier 2 capital.

We are both subject to various regulatory capital requirements administered by the federal banking agencies. Under these capital guidelines, we must maintain a minimum total risk-based capital of 8%, with at least 4% being Tier 1 capital. In addition, we must maintain a minimum Tier 1 leverage ratio of at least 4%. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%. On November 30, 2005, we loaned our Employee Stock Ownership Plan ("ESOP") $600,000 which was used to purchase 42,532 shares of our common stock. At December 31, 2007, the ESOP owned 44,912 shares of our stock, of which 36,900 shares were pledged to secure the loan. The remainder of the shares was allocated to individual accounts of participants. In accordance with the requirements of the SOP 93-6, we presented the shares that were pledged as collateral as a deduction of 518,000 and $558,000 from shareholders' equity at December 31, 2007 and 2006, respectively, as unearned ESOP shares in the accompanying consolidated balance sheets.

The following table sets forth the company's and the bank's various capital ratios as of December 31, 2007, 2006 and 2005. For all periods, the bank was considered "well-capitalized" and the company met or exceeded its applicable regulatory capital requirements. We are currently evaluating various options, such as issuing trust preferred securities or common stock, to increase the bank's capital and related capital ratios in order to maintain the bank's growth.

	December 31, 2007		December 31, 2006		December 31, 2005	
	Holding Co.	Bank	Holding Co.	Bank	Holding Co.	Bank
Total risk-based capital	13.48%	10.72%	11.13%	10.01%	13.16%	11.35%
Tier 1 risk-based capital	11.61%	9.70%	8.94%	9.03%	11.92%	10.19%
Leverage capital	9.75%	8.17%	9.02%	8.05%	9.09%	7.75%

The increase in the company's capital ratios from December 31, 2006 to December 31, 2007 is due to increased capital as a result of the completion of the preferred stock offering in July 2007. The bank's capital ratios increased due to the downstreaming of $6 million from the company to the bank during the twelve months ended December 31, 2007, as discussed below.

During March 2007, we advanced $5 million on a revolving line of credit with a correspondent bank which we downstreamed, along with an additional $1 million, to the bank as a capital contribution. This capital contribution increased the bank's total risk-based capital, Tier 1 risk-based capital and leveraged capital.

On July 9, 2007, we closed an underwritten public offering of 720,000 shares of our preferred stock at $25.00 per share. Our net proceeds after payment of underwriting discounts and other expenses of the offering were approximately $16.5 million. We are using the net proceeds for general corporate purposes, which include, among other things, providing additional capital to support asset growth, the expansion of the bank's branch network and to pay off the balance of $5 million on the revolving line of credit and to fund loan growth, as previously mentioned.

The terms of the preferred stock include the payment of quarterly dividends at an interest rate of 7.25%. The first quarterly dividend payment was made in October 2007, as prescribed in the Certificate of Designation of Series A Preferred Stock, and we paid the fourth quarter 2007 dividend payment on December 31, 2007 for a total of $626,000 paid during 2007.

Since our inception, we have not paid cash dividends on our common stock. Our ability to pay cash dividends is dependent on receiving cash in the form of dividends from our bank. However, certain restrictions exist regarding the ability of our bank to transfer funds to us in the form of cash dividends. All dividends are subject to prior approval of the OCC and are payable only from the undivided profits of our bank. We distributed a 3 for 2 stock split on March 1, 2004, and January 18, 2006. We also distributed a 6% stock dividend on May 16, 2006 and a 7% stock dividend on March 30, 2007. On December 1 2006, the Company's board of directors authorized a stock repurchase program of up to 50,000 of its shares outstanding effective immediately for a period of six months ending May 31, 2007. In November 2007, the board of directors authorized the extension of this stock repurchase program for another six months ending May 31, 2008.

Return on Equity and Assets

The following table shows the return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for the three years ended December 31, 2007:

	December 31, 2007	December 31, 2006	December 31, 2005
Return on average assets	0.76%	1.05%	1.01%
Return on average equity	10.89%	16.82%	17.72%
Equity to assets ratio	7.00%	5.80%	6.71%

The ratios shown above reflect the growth in net income and the proportionally greater increase in our assets, as well as the capital raised in the 2007 preferred stock offering, for the years ended December 31, 2007 and December 31, 2006. Our asset growth for the year ended December 31, 2007 outpaced asset growth for the year ended December 31, 2006 and the year ended December 31, 2006, while the preferred stock offering during the year ended December 31, 2007 led to an increased equity to assets ratio for the year ended December 31, 2007. Although net income for the year ended December 31, 2007 increased compared to net income for the year ended December 31, 2006, our return on equity decreased due to increased average equity, resulting from the capital raised in the preferred stock offering in addition to income earned during 2007. The return on assets and return on equity ratios for the year ended December 31, 2006 reflect the consistent increase in net income for the year ended December 31, 2006, compared to that of the year ended December 31, 2005.

Effect of Inflation and Changing Prices

The effect of relative purchasing power over time due to inflation has not been taken into effect in our financial statements. Rather, the statements have been prepared on an historical cost basis in accordance with accounting principles generally accepted in the United States of America.

Unlike most industrial companies, the assets and liabilities of financial institutions such as our holding company and bank are primarily monetary in nature. Therefore, the effect of changes in interest rates will have a more significant impact on our performance than will the effect of changing prices and inflation in general. In addition, interest rates may generally increase as the rate of inflation increases, although not necessarily in the same magnitude. As discussed previously, we seek to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Off-Balance Sheet Arrangements

Through the operations of our bank, we have made contractual commitments to extend credit in the ordinary course of our business activities to meet the financing needs of customers. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. These commitments are legally binding agreements to lend money at predetermined interest rates for a specified period of time and generally have fixed expiration dates or other termination clauses. We use the same credit and collateral policies in making these commitments as we do for on-balance sheet instruments.

We evaluate each customer's creditworthiness on a case-by-case basis and obtain collateral, if necessary, based on our credit evaluation of the borrower. In addition to commitments to extend credit, we also issue standby letters of credit that are assurances to a third party that they will not suffer a loss if our customer fails to meet its contractual obligation to the third party. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers.

As of December 31, 2007 and 2006, we had issued commitments to extend credit of $115.9 million and $85.3 million, respectively, through various types of commercial and consumer lending arrangements, of which the majority are at variable rates of interest. Standby letters of credit totaled $819,000 and $461,000, as of December 31, 2007 and 2006, respectively. Past experience indicates that many of these commitments to extend credit will expire unused. However, we believe that we have adequate sources of liquidity to fund commitments that may be drawn upon by borrowers. In addition, we have $15 million in letters of credit at the FHLB pledged to a public depositor.

Except as disclosed in this annual report, we are not involved in off-balance sheet contractual relationships, unconsolidated related entities that have off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments that could significantly impact earnings.

Liquidity

Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time the investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. We measure and monitor liquidity frequently, allowing us to better understand, predict and respond to balance sheet trends. A comprehensive liquidity analysis provides a summary of anticipated changes in loans, core deposits and wholesale funds. We also have recently drafted and presented to the Asset Liability Committee a detailed liquidity contingency plan designed to successfully respond to an overall decline in the economic environment, the banking industry or a problem specific to our liquidity.

As of December 31, 2007 and 2006, our liquid assets, consisting of cash and due from banks, interest-bearing bank balances and federal funds sold, amounted to $8.4 million and $8.2 million, representing 1.44% and 1.76% of total assets, respectively. Investment securities provide a secondary source of liquidity, net of amounts pledged for deposits and FHLB advances. Our ability to maintain and expand our deposit base and borrowing capabilities also serves as a source of liquidity. The decrease in our liquidity from over the past several years to fund the growth of our loan production offices has challenged us to maximize the various funding options available to us. Our federal funds purchased lines of credit with correspondent banks represent a readily available source of short-term funds. Proactive and well-advised daily cash management ensures that these lines are accessed and repaid with careful consideration of all our available funding options as well as the associated costs. Our overnight lines are tested at least once quarterly to ensure ease of access, continued availability and that we consistently maintain healthy working relationships with each correspondent.

We plan to meet our future cash needs through the liquidation of temporary investments, the maturities of loans and investment securities, and the generation of deposits. We will rely on the wholesale funding market less as we expand our branch network and capitalize on existing and new deposit markets throughout the state. In addition, the bank maintains federal funds purchased lines of credit with correspondent banks that totaled $59.5 million as of December 31, 2007. The bank is also a member of the FHLB of Atlanta from which application for borrowings can be made for leverage purposes, up to available collateral, if so desired. FHLB advances also provide a liquidity option when we determine that these are the best source of funds to meet existing requirements. We consider advances from the FHLB to be a reliable and readily available source of funds both for liquidity purposes and asset liability management, as well as interest rate risk management strategies. A key component in taking advantage of funding from the FHLB is maintaining good quality collateral to pledge against our advances. We primarily rely on our existing loan portfolio for this collateral; we scrutinize each loan relying on FHLB guidelines before it is determine to qualify as collateral for an FHLB advance. We believe that our existing stable base of core deposits along with continued growth in this deposit base, coupled with our available short-term and long-term borrowing options, will enable us to meet our long-term liquidity needs.

In addition, other sources of regulatory capital may be accessed such as trust preferred securities or common stock to fund our liquidity needs. In February 2007, we participated in a sale/leaseback transaction with a group of several of our board members to generate funds for the sale of some of our land and buildings. A second sale/leaseback transaction was completed in August 2007.

Interest Rate Sensitivity

Asset liability management is the process by which we monitor and control the mix and maturities of our assets and liabilities. The essential purposes of asset liability management are to ensure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and liabilities to minimize potentially adverse impacts on earnings from changes in market interest rates. Our asset liability management committee ("ALCO") monitors and considers methods of managing exposure to interest rate risk. The ALCO consists of members of the board of directors and senior management of the bank and meets quarterly. The ALCO is charged with the responsibility to maintain the level of interest rate sensitivity of the bank's interest-sensitive assets and liabilities within board-approved limits.

The following table sets forth information regarding our interest rate sensitivity as of December 31, 2006, for each of the time intervals indicated. The information in the table may not be indicative of our interest rate sensitivity position at other points in time. In addition, the maturity distribution indicated in the table may differ from the contractual maturities of the interest-earning assets and interest-bearing liabilities presented due to consideration of prepayment speeds under various interest rate change scenarios in the application of the interest rate sensitivity methods described above (dollars in thousands).

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
Interest-earning assets					
Federal funds sold and other	$ 15	$ 4,208	$ —	$ —	$ 4,223
Investment securities	13,677	12,135	10,708	34,010	70,530
Loans	399,593	27,895	55,899	10,706	494,093
Total interest-earning assets	$413,285	$ 44,238	$ 66,607	$44,716	$568,846
Interest-bearing liabilities					
NOW accounts	$ 12,904	$ —	$ 36,426	$ —	$ 49,330
Money market and savings	59,390	—	25,532	—	84,922
Time deposits	91,377	153,410	48,323	—	293,110
FHLB advances	—	32,500	9,190	—	41,690
Junior subordinated debentures		13,403	—	—	13,403
Fed funds purchased	9,360	—	—	—	9,360
Total interest-bearing liabilities	$173,031	$ 199,313	$119,471	$ —	$491,815
Period gap	$240,254	$(155,075)	$(52,864)	$44,716	$ 77,031
Cumulative gap	$240,254	$ 85,179	$ 32,315	$77,031	$
Ratio of cumulative gap to total interest-earning assets	42.24%	14.97%	5.68%	13.54%	

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates that principally arises from interest rate risk inherent in our lending, investing, deposit gathering, and borrowing activities. Other types of market risks, such as foreign currency exchange rate risk and commodity price risk, do not normally arise in the normal course of our business. We actively monitor and manage our interest rate risk exposure.

The principal interest rate risk monitoring technique we employ is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available for sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in this same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. We generally would benefit from increasing market rates of interest when we have an asset-sensitive gap position and generally would benefit from decreasing market rates of interest when we are liability-sensitive.

As of December 31, 2007, we were asset sensitive over a one-year time frame. However, our gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Net interest income may be impacted by other significant factors in a given interest rate environment, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities.

Recently Issued Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for us on January 1, 2008 and will not impact our accounting measurements but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. We do not believe the adoption of EITF 06-4 will have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for us on January 1, 2008. We do not believe the adoption of EITF 06-5 will have a material impact on our financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for us on January 1, 2008. We do not believe the adoption of EITF 06-10 will have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for us on January 1, 2008. We are currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. We do not believe the adoption of EITF 06-11 will have a material impact on our financial position, results of operations or cash flows.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. We are currently analyzing the impact of this guidance, which relates to our mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. We will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. We are currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Item 8. Financial Statements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of internal control over financial reporting using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the testing performed using the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), management of the Company believes that the company's internal control over financial reporting was effective as of December 31, 2007.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. The Company's registered public accounting firm was not required to issue an attestation on its internal controls over financial reporting pursuant to temporary rules of the Securities and Exchange Commission.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2007 and 2006
(dollars in thousands)

	2007	2006
Assets		
Cash and cash equivalents	$ 8,426	$ 8,205
Securities available for sale	70,530	63,374
Loans, net of allowance for loan losses of $4,951 and $3,795, respectively	469,734	375,695
Mortgage loans held for sale	19,408	—
Premises and equipment, net	2,974	6,906
Other	15,441	11,202
Total assets	$586,513	$465,382
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Noninterest-bearing	$ 44,466	$ 31,321
Interest-bearing	427,362	345,380
Total deposits	471,828	376,701
FHLB advances	41,690	37,476
Junior subordinated debentures	13,403	13,403
Federal funds purchased	9,360	7,970
Accrued expenses and other liabilities	2,676	2,842
Total liabilities	$538,957	$438,392
Commitments and contingencies—Notes 18 and 19		
Shareholders' equity:		
Preferred stock, par value $0.01 per share, 10,000,000 shares authorized, 720,000 and 0 shares issued and outstanding, respectively	$ 7	$ —
Common stock, par value $0.01 per share, 10,000,000 shares authorized; 3,724,548 and 3,700,439 shares issued and outstanding, respectively	37	37
Additional paid-in capital	43,809	26,906
Treasury stock, 13,781 shares, at cost	(224)	—
Unearned ESOP shares	(518)	(558)
Retained earnings	4,408	1,071
Accumulated other comprehensive gain/(loss)	37	(466)
Total shareholders' equity	$ 47,556	$ 26,990
Total liabilities and shareholders' equity	$586,513	$465,382

The accompanying notes are an integral part of these consolidated financial statements.
Common shares outstanding, additional paid-in capital and retained earnings as of December 31, 2006, reflect the 7% stock dividend distributed on March 30, 2007.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the Years Ended December 31, 2007, 2006 and 2005
(dollars in thousands, except share data)

	2007	2006	2005
Interest income:			
Loans	$ 35,661	$ 26,237	$ 15,461
Taxable securities	2,672	1,977	1,319
Nontaxable securities	621	352	262
Federal funds sold and other	1,014	320	299
Total interest income	39,968	28,886	17,341
Interest expense:			
Deposits	18,872	12,134	6,484
FHLB advances	1,957	1,570	925
Junior subordinated debentures	1,025	877	380
Federal funds purchased and other	611	144	41
Total interest expense	22,465	14,725	7,830
Net interest income	17,503	14,161	9,511
Provision for loan losses	1,396	1,192	594
Net interest income after provision for loan losses	16,107	12,969	8,917
Noninterest income:			
Mortgage banking income	1,858	—	—
Service charges and fees on deposit accounts	1,270	1,080	961
Gain on sale of securities available for sale	117	33	—
Other	906	966	894
Total noninterest income	4,151	2,079	1,855
Noninterest expense:			
Salaries and employee benefits	7,876	5,128	3,744
Occupancy and equipment expense	2,030	1,046	660
Public relations	734	609	378
Data processing and ATM expense	702	587	487
Professional fees	648	284	251
Telephone and supplies	426	295	211
Other	1,743	952	745
Total noninterest expense	14,159	8,901	6,476
Net income before income taxes	6,099	6,147	4,296
Provision for income taxes	2,039	2,095	1,461
Net income	4,060	4,052	2,835
Cash dividends declared on preferred stock	626	—	—
Net income available to common shareholders	$ 3,434	$ 4,052	$ 2,835
Net income per share			
Basic	$ 0.93	$ 1.12	$ 0.90
Diluted	$ 0.84	$ 0.94	$ 0.73
Weighted average shares outstanding			
Basic	3,696,464	3,615,022	3,142,035
Diluted	4,847,045	4,324,561	3,933,760

All share and per share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007. The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2007, 2006 and 2005
(dollars in thousands)

	Common Stock		Preferred Stock		Additional Paid-In Capital	Treasury Stock, at cost	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount						
Balance, December 31, 2004	2,704,269	$27	—	$—	$11,810	$ —	$ —	$ 2,245	$(170)	$13,912
Grant of employee stock options	—	—	—	—	32	—	—	—	—	32
Proceeds from exercise of employee stock options	1,575	—	—	—	12	—	—	—	—	12
Proceeds from sale of stock, net of offering costs of $460	424,923	4	—	—	6,335	—	—	—	—	6,339
Shares issued to leveraged ESOP	—	—	—	—	—	—	(600)	—	—	(600)
Allocation of ESOP shares	—	—	—	—	—	—	1	—	—	1
Comprehensive income:										
Net income	—	—	—	—	—	—	—	2,835	—	2,835
Change in net unrealized loss on securities available for sale, net of income tax of $259	—	—	—	—	—	—	—	—	(502)	(502)
Total comprehensive income	—	—	—	—	—	$ —	—	—	—	2,333
Balance, December 31, 2005	3,130,767	$31	—	$—	$18,189	$ —	$(599)	$ 5,080	$(672)	$22,029
Grant of employee stock options	—	—	—	$—	$ 73	$ —	—	—	—	73
Proceeds from exercise of employee stock options/director stock warrants	139,999	1	—	—	590	—	—	—	—	591
Shares issued from the 6% stock dividend	187,588	2	—	—	3,784	—	—	(3,786)	—	—
Shares issued from the 7% stock dividend	242,085	3	—	—	4,272	—	—	(4,275)	—	—
Cash paid in lieu of fractional shares	—	—	—	—	(4)	—	—	—	—	(4)
Allocation of ESOP shares	—	—	—	—	2	—	41	—	—	43
Comprehensive income:			—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	4,052	—	4,052
Change in net unrealized loss on securities available for sale, net of income tax of $117	—	—	—	—	—	—	—	—	228	228
Reclassification adjustment for gains included in net income, net of income tax of $11	—	—	—	—	—	—	—	—	(22)	(22)
Total comprehensive income	—	—	—	—	—	—	—	—	—	4,258
Balance, December 31, 2006	3,700,439	$37	—	$—	$26,906	$ —	$(558)	$ 1,071	$(466)	$26,990
Grant of employee stock options		—	—	—	91	—	—	—	—	91
Proceeds from exercise of employee stock options/director stock warrants	38,398	—	—	—	182	—	—	—	—	182
Adjustment related to 7% stock dividend	(108)	—	—	—	97	—	—	(97)	—	—
Cash paid in lieu of fractional shares with the 7% stock dividend	—	—	—	—	(7)	—	—	—	—	(7)
Allocation of ESOP shares	—	—	—	—	(3)	—	40	—	—	37
Shares repurchased pursuant to share repurchase program	(13,781)	—	—	—	—	(224)	—	—	—	(224)
Proceeds from issuance of noncumulative perpetual preferred stock, net of offering costs of $1,450	—	—	720,000	7	16,543	—	—	—	—	16,550
Cash dividends declared on preferred stock	—	—	—	—	—	—	—	(626)	—	(626)
Comprehensive income:										—
Net income	—	—	—	—	—	—	—	4,060	—	4,060
Change in net unrealized gain/(loss) on securities available for sale, net of income tax of $299	—	—	—	—	—	—	—	—	580	580
Reclassification adjustment for gains included in net income, net of income tax of $40	—	—	—	—	—	—	—	—	(77)	(77)
Total comprehensive income	—	—	—	—	—	—	—	—	—	4,563
Balance, December 31, 2007	3,724,948	$37	720,000	$ 7	$43,809	$(224)	$(518)	$ 4,408	$ 37	$47,556

All share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

FIRST NATIONAL BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005
(dollars in thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 4,060	$ 4,052	$ 2,835
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,396	1,192	594
Provision for deferred income tax benefit	(365)	(384)	(66)
Depreciation	545	409	269
(Accretion)/amortization of securities discounts and premiums, net	(82)	33	86
Gain on sale of securities available for sale	(117)	(33)	—
Gain on sale of guaranteed portion of SBA loans	(201)	(322)	(441)
Loss on sale of premises and equipment	260	—	—
Origination of residential mortgage loans held for sale	(261,780)	(18,215)	(12,196)
Proceeds from sale of residential mortgage loans held for sale	242,372	18,849	11,653
Compensation expense for employee stock options granted	91	73	32
Allocation of ESOP shares	37	43	1
Changes in deferred and accrued amounts:			
Prepaid expenses and other assets	(3,350)	(1,120)	(1,321)
Accrued expenses and other liabilities	(296)	486	548
Net cash (used in)/provided by operating activities	(17,430)	5,063	1,994
Cash flows from investing activities			
Proceeds from maturities/prepayment of securities available for sale	11,299	6,543	6,514
Proceeds from sale of securities available for sale	10,490	5,601	—
Purchases of securities available for sale	(27,984)	(30,055)	(16,347)
Proceeds from sale of guaranteed portion of SBA loans	3,774	5,650	6,188
Loan originations, net of principal collections	(98,932)	(134,039)	(68,137)
Investment in common securities of Trusts	—	(217)	—
Net purchases of premises and equipment	(5,842)	(2,338)	(972)
Proceeds from the sale of premises and equipment	8,969	—	—
Redemption of FHLB and other stock	—	—	357
Purchase of FHLB and other stock	(729)	(953)	(744)
Net cash used in investing activities	(98,955)	(149,808)	(73,141)
Cash flows from financing activities:			
Proceeds from issuance of junior subordinated debentures	—	7,217	—
Proceeds from secondary stock offering, net of offering expenses	—	—	6,339
Proceeds from issuance of preferred stock, net of offering expenses	16,550	—	(600)
Dividends paid on preferred stock	(626)	—	—
Increase in FHLB advances	21,000	28,400	14,100
Repayment of FHLB advances	(16,786)	(17,536)	(10,566)
Net increase in federal funds purchased	1,390	7,970	—
Shares repurchased pursuant to share repurchase program	(224)	—	—
Proceeds from exercise of employee stock options/director stock warrants	182	591	12
Cash paid in lieu of fractional shares for stock dividend	(7)	(4)	—
Net increase in deposits	95,127	105,006	79,884
Net cash provided by financing activities	116,606	131,644	89,169
Net increase/(decrease) in cash and cash equivalents	221	(13,101)	18,022
Cash and cash equivalents, beginning of year	8,205	21,306	3,284
Cash and cash equivalents, end of year	$ 8,426	$ 8,205	$ 21,306

The accompanying notes are an integral part of these consolidated financial statements.

Note 1—Summary of Significant Accounting Policies and Activities

Business Activity and Organization—First National Bancshares, Inc. (the "Company") was incorporated on July 14, 1999, under the laws of the state of South Carolina for the purpose of operating as a bank holding company pursuant to the federal Bank Holding Company Act of 1956, as amended, and to purchase 100% of the capital stock of First National Bank of Spartanburg (the "Bank"). The Bank was organized as a national bank under the laws of the United States of America with the purpose of becoming a new bank to be located in Spartanburg County, South Carolina. The Bank began transacting business on March 27, 2000, and provides full personal and commercial banking services to customers and is subject to regulation by the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency. During 2002, the Company adopted a resolution changing the legal name of the Bank to First National Bank of the South. The Bank continues to do business in Spartanburg County as First National Bank of Spartanburg.

The Bank opened two additional full service branches in Spartanburg in 2000 and 2001. In August 2002, the Bank began offering trust and investment management services through Colonial Trust Company, the oldest private trust company in South Carolina. In March 2004, the Bank established a loan production office in Greenville County which included the operations of its small business lending division, First National Business Capital. This division originates small business loans under the U.S. Small Business Administration's ("SBA's") various loan programs.

In October 2005, we converted our Mount Pleasant loan production office, opened in October 2004, to our fourth full-service branch, our first in the Charleston area. In January 2006, we expanded into our state's capital with the opening of our loan production office in Columbia. In February 2006, we opened our loan production office on Daniel Island to expand our presence in the Charleston area. We announced our expansion into York and Lancaster Counties, beginning with a loan production office in Rock Hill that opened in February 2007.

We opened a wholesale mortgage division on January 29, 2007, as an enhancement to our current banking operations. The division operates from leased office space located at 200 North Main Street in downtown Greenville, South Carolina, and employs a staff of thirteen individuals. It offers a wide variety of conforming and non-conforming programs with fixed and variable rate options, as well as FHA/VA and construction/permanent products to its customers who are located primarily in South Carolina. The wholesale mortgage division continues to serve its existing base of other community banks and mortgage brokers.

In June 2007, we relocated our fifth full-service branch, our first in the Greenville market, along with our Greenville market headquarters to a newly-constructed facility on Pelham Road after operating this branch in a temporary location since October 2006. We continued our expansion into the Greenville market and have opened a full-service branch in an existing facility, located in Greer, South Carolina. We opened this facility on August 31, 2007.

We continued our expansion in the Charleston area with the opening of our second full-service branch and our Charleston market headquarters at 140 East Bay Street in downtown Charleston in a leased facility in April 2007.

We have closed on the purchase a 1.4 acre outparcel of land for $1.4 million in the Tega Cay community in Fort Mill, South Carolina, a suburb of Charlotte, North Carolina. We have applied with the Office of the Comptroller of the Currency (the "OCC") to open a full-service branch at this

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

location. Our application was approved in December 2007, and we anticipate construction of a full-service branch and our market headquarters for this area to begin in early 2008.

The Company offered its common stock for sale to the public under an initial public offering which began on November 10, 1999, in which 3.1 million shares of common stock were sold, including 1,235,400 shares sold to the Company's directors and executive officers at $3.92 per share. The offering raised approximately $11,800,000, net of underwriting discounts and commissions and offering expenses, and was completed on February 10, 2000. These per share and share amounts reflect each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007. The Company used $11 million of the proceeds to capitalize the Bank.

The Company offered its common stock for sale to the public under a best efforts offering which began on October 14, 2005, in which 628,529 shares of common stock were sold, including 32,804 shares sold to meet oversubscriptions. The shares were sold by the Company's officers and certain directors at a price of $14.10 per share. Total net proceeds to the Company from the offering were approximately $6.3 million after deducting expenses and the net proceeds paid to the selling shareholder from the sale of his 146,312 shares included in the offering which was completed in December 2005. These per share and share amounts reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend to be distributed on March 30, 2007. The Company used the net proceeds from the offering for general corporate purposes and to enhance the Bank's capital and liquidity.

The Company priced for sale 720,000 shares of its 7.25% Series A Noncumulative Perpetual Preferred Stock on July 3, 2007, at $25.00 per share through an underwritten public offering, as further discussed in "Note 13—Noncumulative Perpetual Preferred Stock Offering." Total net proceeds after payment of underwriting discounts and other costs of the offering were approximately $16.5 million. The Company has used the net proceeds from the offering for general corporate purposes, which include to repay a line of credit and to fund loan growth. The offering closed on July 9, 2007. A registration statement relating to these securities was filed with and declared effective by the Securities and Exchange Commission ("SEC") as of June 26, 2007.

As part of its strategic plan for growth and expansion, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire 100% of the outstanding shares of stock in Carolina National Corporation ("Carolina National") on August 26, 2007. Under the terms of the Merger Agreement, Carolina National merged with and into the Company (the "Merger"), effective January 31, 2008, with First National Bancshares, Inc. being the surviving bank holding company after the Merger. Through the Merger, Carolina National's wholly owned subsidiary bank, Carolina National Bank & Trust Company, a national banking association, will become a subsidiary of First National Bancshares, Inc. and subsequently will be merged with and into the bank. (See Note 25—Merger with Carolina National Corporation for current details on the Merger.)

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America "GAAP") and to general practices in the banking industry.

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

Use of Estimates—The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

Concentration of Credit Risk—The Company, through the Bank, makes loans to individuals and small- to mid-sized businesses for various personal and commercial purposes primarily in Spartanburg, Greenville, Charleston Counties in South Carolina. The Company has a diversified loan portfolio and the Company's loan portfolio is not dependent on any specific economic segment. The Company regularly monitors its credit concentrations based on loan purpose, industry and customer base. As of December 31, 2007, management has determined that the Company has a concentration in commercial real estate loans. Management has extensive experience in commercial real estate lending, and has implemented and continues to maintain heightened portfolio monitoring and reporting, and strong underwriting criteria with respect to its commercial real estate portfolio.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk that could arise from potential concentrations of lending products and practices, such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Management has determined that the Company has a concentration of non-1-to-4-family residential loans that exceed supervisory limits for loan to value ratios. This segment of loans is generally described as the "commercial basket" and may not exceed thirty percent of total regulatory capital. The commercial basket totaled $13.8 million at December 31, 2007, representing 29.0% of total equity and 2.91% of loans, net of unearned income, which is in compliance with the regulatory guidelines. At December 31, 2006, this concentration totaled $12.4 million representing 45.8% of total equity and 3.26% of loans, net of allowance for loan losses. The Company experienced no loan losses related to this identified risk during the years ended December 31, 2007, 2006, and 2005.

Cash and cash equivalents—The Company considers all highly-liquid investments with maturity of three months or less to be cash equivalents.

Investment Securities—Investment securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management classifies securities at the time of purchase into one of three categories as follows: (1) Securities Held to Maturity—securities which the Company has the positive intent and ability to hold to maturity, which are reported at amortized cost; (2) Trading Securities—securities that are bought and held principally for the purpose of selling them in the near future, which are reported at fair value with unrealized gains and losses included in earnings; and (3) Securities Available for Sale—securities that may be sold under certain conditions, which are reported at fair value, with unrealized gains and losses excluded from earnings

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

and reported as a separate component of shareholders' equity as accumulated other comprehensive income. The amortization of premiums and accretion of discounts on investment securities are recorded as adjustments to interest income. Gains or losses on sales of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Unrealized losses on securities, reflecting a decline in value or impairment judged by the Company to be other than temporary, are charged to earnings in the consolidated statements of income.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the management's opinion, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

Loans and Interest Income—Loans of the Bank are carried at principal amounts, reduced by an allowance for loan losses. The Bank recognizes interest income daily based on the principal amount outstanding using the simple interest method. The accrual of interest is generally discontinued on loans of the Bank which become 90 days past due as to principal or interest or when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Management may elect to continue accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balances and accrued interest and the loan is in the process of collection. Amounts received on nonaccrual loans generally are applied against principal prior to the recognition of any interest income. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

The Bank also originates loans to small businesses under the SBA loan programs. These loans are solicited from the Company's market areas and are generally underwritten in the same manner as conventional loans generated for the Bank's portfolio. The portion of loans that are secured by the guaranty of the SBA is usually sold in the secondary market to provide additional liquidity and to provide a source of noninterest income. Deferred gains on the sale of the guaranteed portion of SBA loans are amortized over the lives of the underlying loans using the interest method. Excess servicing is recognized as an asset and is amortized in proportion to and over the period of the estimated net servicing income and is subject to periodic assessment. Excess servicing at December 31, 2007 and 2006 of $330,000 and $320,000, respectively is included in the balance sheet caption "other assets." The guaranteed amount of loans sold to the SBA serviced by the Company was approximately $17.4 million and $14.7 million at December 31, 2007 and 2006, respectively.

Mortgage Loans Held for Sale—Mortgage loans originated for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations. The Company obtains commitments from the secondary market investors prior to closing of the loans; therefore, no gains or losses are recognized when the loans are sold. The Company receives origination fees received from the secondary market investors. At December 31, 2007 and December 31, 2006, there were residential

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

mortgage loans held for sale totaling $19.4 million and $0, respectively, which is reflected as Mortgage loans held for sale on the Consolidated Balance Sheets.

Impairment of Loans—Loans are considered to be impaired when, in management's judgment, the collection of all amounts of principal and interest is not probable in accordance with the terms of the loan agreement. The Company accounts for impaired loans in accordance with the terms of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118 in the areas of disclosure requirements and methods of recognizing income. SFAS No. 114 requires that impaired loans be recorded at fair value, which is determined based upon the present value of expected cash flows discounted at the loan's effective interest rate, the market price of the loan, if available, or the value of the underlying collateral. All cash receipts on impaired loans are applied to principal until such time as the principal is brought current. After principal has been satisfied, future cash receipts are applied to interest income, to the extent that any interest has been foregone. The Bank determines which loans are impaired through a loan review process.

Allowance for Loan Losses—The allowance for loan losses represents an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans; the quality, mix and size of our overall loan portfolio; economic conditions that may affect the borrower's ability to repay; the amount and quality of collateral securing the loans; our historical loan loss experience; and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances as a component of the provision for loan losses. We charge recognized losses against the allowance and add subsequent recoveries back to the allowance.

We calculate the allowance for loan losses for specific types of loans (excluding mortgage loans held for sale) and evaluate the adequacy on an overall portfolio basis utilizing our credit grading system which we apply to each loan. We combine our estimates of the reserves needed for each component of the portfolio, including loans analyzed on a pool basis and loans analyzed individually. The allowance is divided into two portions: (1) an amount for specific allocations on significant individual credits and (2) a general reserve amount.

We analyze individual loans within the portfolio and make allocations to the allowance based on historical percentages within our loan portfolio, as well as on each individual loan's specific factors and other circumstances that affect the collectability of the credit. Significant individual credits classified as doubtful or substandard/special mention within our credit grading system require both individual analysis and specific allocation.

Loans in the substandard category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action such as declining or negative earnings trends and declining or inadequate liquidity. Loans in the doubtful category exhibit the same weaknesses found in the substandard loan; however, the weaknesses are more pronounced. These loans, however, are not yet rated as loss because certain events may occur which could salvage the debt such as injection of capital, alternative financing, or liquidation of assets.

We calculate our general reserve based on a percentage allocation for each of the categories of the following unclassified loan types: real estate, commercial, consumer, A&D/construction and mortgage.

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

We apply general loss factors to each category and may adjust these percentages given consideration of local economic conditions, exposure to concentrations that may exist in the portfolio, changes in trends of past due loans, problem loans and charge-offs, and anticipated loan growth. The general estimate is then added to the specific allocations made to determine the amount of the total allowance for loan losses.

We also maintain a general unallocated reserve in accordance with December 2006 regulatory interagency guidance in our assessment of the loan loss allowance. This general unallocated reserve considers qualitative or environmental factors that are likely to cause estimated credit losses including, but not limited to: changes in delinquent loan trends, trends in net charge-offs, concentrations of credit, trends in the nature and volume of the loan portfolio, general economic trends, collateral valuations, the experience and depth of lending management and staff, and lending policies, procedures and the quality of loan review systems.

Loan Fees—Loan origination fees and direct costs of loan originations are deferred and recognized as an adjustment of yield by the interest method based on the contractual terms of the loan. Loan commitment fees are deferred and recognized as an adjustment of yield over the related loan's life, or if the commitment expires unexercised, recognized in income upon expiration.

Off-Balance Sheet Commitments—In the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of legally binding commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Premises and Equipment—Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization, computed principally by the straight line method over the estimated useful lives of the assets as follows: building, 40 years; furniture and fixtures, 7 to 10 years; and computer hardware and software, 3 to 5 years. Amortization of leasehold improvements is recorded using the straight-line method over the lesser of the estimated useful life of the asset or the term of the operating lease. Additions to premises and equipment and major replacements and betterments are added at cost. Maintenance, repairs and minor replacements are included in operating expense. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

Income Taxes—Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets if it is determined to be "more likely than not" that all or some portion of the potential deferred tax asset will not be realized.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," to clarify the accounting and disclosure for uncertainty in tax positions, as defined.

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions taken or expected to be taken in an its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Reclassifications—Certain prior year amounts have been reclassified to conform with the current year presentation. These reclassifications have no effect on previously reported shareholders' equity or net income. Share and per share data reflect the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007, as discussed below under "Net Income Per Share."

Stock Compensation Plans—At December 31, 2007, the Company has several stock-based employee compensation plans, which are more fully described in Notes 14 and 15. On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123(R), *Accounting for Stock-Based Compensation*, to account for compensation costs under our stock compensation plans. We previously accounted for our stock compensation plans under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, *Accounting for Stock-Based Compensation,* which are consistent with the provisions of SFAS No. 123(R) but allowed us to use the prospective method of adoption since we did so by December 31, 2003. Prior to our adoption of SFAS No. 148, we utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issues to Employees (as amended)* ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our stock options granted in years prior to 2003 because the option exercise price in our plans equals the market price on the date of grant. Prior to January 1, 2006, we only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized for all options granted prior to January 1, 2003. Since January 1, 2003, we have used the fair value method to record the compensation expense for stock options granted after January 1, 2003, over the vesting period of these grants under the prospective method.

In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all stock options granted after the date of adoption and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested awards for the periods prior to adopting SFAS No. 123(R) on January 1, 2006 (in thousands, except per share amounts):

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

Pro Forma Disclosure for Net Income and Net Income per Share

	2005
Net income—as reported	$2,835
Net income—pro forma	2,773
Net income per share—basic	
As reported	$ 0.90
Pro forma	0.88
Net income per share—diluted	
As reported	$ 0.73
Pro forma	0.70

These amounts have been adjusted for the 3 for 2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

The weighted average fair value per share of options granted in 2007, 2006 and 2005 amounted to $6.98, $7.14, and $6.9[illegible], respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of [illegible]2.40%, 24.16% and 39.46%, for 2007, 2006 and 2005, respectively; risk-free interest rate of 4.50% 5.25% and 4.25% for 2007, 2006 and 2005, respectively, and expected lives of the options of seven years in all years presented. There were no cash dividends in any years presented. A 6% stock dividend was distributed on May 16, 2006, and a 7% stock dividend that was distributed on March 30, 2007. The weighted average fair value amounts reflect this dividend, as well as the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004.

Net Income Per Share—Basic income per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

The following is a reconciliation of the numerators and denominators of the basic and diluted per share computations for net income for the years ended December 31, 2007, 2006 and 2005:

	2007		2006		2005	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income, as reported	$ 4,060	$ 4,060	$ 4,052	$ 4,052	$ 2,835	$ 2,835
Preferred stock dividends paid	(626)	—	—	—	—	—
Grant of employee stock options	—	—	—	—	32	32
Net income available to shareholders	3,434	4,060	$ 4,052	$ 4,052	$ 2,867	$ 2,867
Weighted average shares outstanding	3,696,464	3,696,464	3,615,022	3,615,022	3,142,035	3,142,035
Effect of Dilutive Securities:						
Stock options and warrants	—	657,328	—	709,539	—	791,725
Noncumulative convertible perpetual preferred stock	—	493,253	—	—	—	—
Weighted average shares outstanding	3,696,464	4,847,045	3,615,022	4,324,561	3,142,035	3,933,760
Net income per common share	$ 0.93	$ 0.84	$ 1.12	$ 0.94	$ 0.90	$ 0.73

Twenty-one antidilutive instruments were excluded from the calculation of diluted earnings per share above.

In order to arrive at basic net income available to common shareholders, net income is reduced by the amount of preferred stock dividends declared for that period. This approach reflects the preferred stock dividend as if it were an expense so that its impact to the common shareholder is not obscured by its inclusion in retained earnings. Dilutive common shares arise from the potentially dilutive effect of our outstanding stock options and warrants, as well as the conversion of our convertible perpetual preferred stock. The assumed exercise of stock options and warrants and the conversion of preferred stock create a difference between basic and diluted net income per common share. The average diluted shares have been computed utilizing the "treasury stock" method and reflect the 3-for-2 stock split distributed on January 18, 2006, the 6% stock dividend distributed on May 15, 2006, and the 7% stock dividend distributed on March 30, 2007. The weighted average shares outstanding exclude 13,781 common shares of treasury stock purchased through our share repurchase program during the twelve months ended December 31, 2007.

On March 2, 2007, the Company's board of directors declared a 7% stock dividend to shareholders of record on March 16, 2007. The 7% stock dividend was paid on March 30, 2007. The 2006 shareholders' equity, share and per share data reflect the 7% dividend. The number of outstanding shares increased from 3,458,354 to 3,700,439.

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

On April 18, 2006 the Company's board of directors approved a 6% stock dividend on the Company's outstanding stock. The dividend was distributed on May 16, 2006. The number of outstanding shares increased from 3,130,767 to 3,318,355. All share amounts for periods prior to the dividend have been restated to reflect this dividend, as well as the two 3 for 2 splits.

On December 30, 2005, the Company's board of directors approved a 3 for 2 split of the Company's outstanding stock. The split was distributed on January 18, 2006. The number of outstanding shares increased from 2,087,178 to 3,130,767.

Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income

Recently Adopted Accounting Standards—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967" (if the arrangement is, in substance, an individual deferred compensation contract . Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. The

Note 1—Summary of Significant Accounting Policies and Activities (Continued)

Company does not believe the adoption of EITF 06-11 will have a material impact on its financial position, results of operations or cash flows.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2—Supplemental Noncash Investing and Financing Data

The following summarizes supplemental cash flow data for the years ended December 31 (dollars in thousands):

	2007	2006	2005
Interest paid	$22,623	$14,126	$7,747
Cash paid for income taxes	2,188	2,313	1,387
Change in fair value of securities available for sale, net of income tax	503	206	(502)
Loans transferred to other real estate owned, net of write downs of $44	2,320	—	—

Note 3—Restrictions on Cash and Due from Banks

The Bank is required to maintain average reserve balances, net of vault cash, with the Federal Reserve Bank ("FRB") based upon a percentage of deposits. The amount of the required reserve balance which is reported in "Cash and due from banks" on the accompanying consolidated balance sheets at December 31, 2007 and 2006, was $3,124,000 and $1,593,000, respectively.

Note 4—Investment Securities

The amortized cost, fair value and gross unrealized holding gains and losses of securities available for sale at December 31, 2007 and 2006, consisted of the following (dollars in thousands):

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
U.S. Government/government sponsored agencies	$10,635	$ —	$ (68)	$10,567
Mortgage-backed securities	42,891	357	(207)	43,041
Municipal securities	16,948	72	(98)	16,922
Total	$70,474	$429	$(373)	$70,530

	2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
U.S. Government/government sponsored agencies	$13,969	$ —	$(236)	$13,733
Mortgage-backed securities	36,729	120	(572)	36,277
Municipal securities	13,382	35	(53)	13,364
Total	$64,080	$155	$(861)	$63,374

At December 31, 2007 and 2006, securities with a carrying value of approximately $60.5 million and $61.3 million respectively, were pledged to secure public deposits and for other purposes required or permitted by law, including as collateral for FHLB advances outstanding.

Note 4—Investment Securities (Continued)

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 and December 31, 2006 (dollars in thousands).

2007
Securities available for sale:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government/government sponsored agencies	$3,131	$ (4)	$ 6,436	$ (64)	$ 9,567	$ (68)
Mortgage-backed securities	2,025	(36)	14,416	(171)	16,441	(207)
Municipal securities	4,760	(49)	2,881	(49)	7,641	(98)
Total	$9,916	$(89)	$23,733	$(284)	$33,649	$(373)

2006
Securities available for sale:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government/government sponsored agencies	$1,967	$ (2)	$ 8,267	$(233)	$10,234	$(236)
Mortgage-backed securities	4,482	(18)	20,477	(554)	24,959	(572)
Municipal securities	4,681	(26)	1,576	(28)	6,257	(53)
Total	$1,130	$(46)	$30,320	$(815)	$41,450	$(861)

At December 31, 2007, thirty-eight individual securities had been in a continuous loss position for twelve months or more. At December 31, 2006, forty-three individual securities had been in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and the credit ratings of the securities, that the deterioration in value is attributable to changes in market interest rates and not in the credit quality of the issuer and, therefore, these losses are not considered other-than-temporary.

The amortized cost and estimated fair value of investment securities available for sale at December 31, 2007, by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because issuers may have the right to call or repay obligations with or

Note 4—Investment Securities (Continued)

without prepayment penalties. Fair value of securities was determined using quoted market prices (dollars in thousands).

	2007	
	Amortized Cost	Fair Value
Due within one year	$ 1,000	$ 998
Due after one year, through five years	8,026	7,975
Due after five years, through ten years	6,351	6,347
Due after ten years	12,206	12,169
Subtotal	27,583	27,489
Mortgage-backed securities	42,891	43,041
Total	$70,474	$70,530

Note 5—Investments Required by Law

The Bank, as a member of the FRB and the Federal Home Loan Bank ("FHLB") is required to own capital stock in these organizations. The Bank's equity investments required by law are included in the accompanying consolidated balance sheets in "Other assets." The amount of FRB stock owned is based on the Bank's capital levels and totaled $966,000 and $602,000 at December 31, 2007 and 2006, respectively. The amount of FHLB stock owned is determined based on the Bank's balances of commercial loans, residential mortgages and advances from the FHLB and totaled $2,721,000 and $2,356,000 at December 31, 2007 and 2006, respectively. No ready market exists for these stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Accordingly, the carrying amounts are deemed to be a reasonable estimate of fair value.

Note 6—Loans

A summary of loans by classification at December 31 is as follows (dollars in thousands):

	December 31, 2007		December 31, 2006	
	Amount	% of Total <1>	Amount	% of Total
Commercial and industrial	$ 34,435	6.97%	$ 25,604	6.75%
Commercial secured by real estate	322,807	65.33%	261,961	69.03%
Real estate—residential mortgages	111,490	22.56%	86,022	22.67%
Installment and other consumer loans	6,496	1.32%	6,458	1.70%
Total loans	475,228		380,045	
Mortgage loans held for sale	19,408	3.93%	—	—
Unearned income	(543)	(0.11%)	(555)	(0.15%)
Total loans, net of unearned income	494,093	100.00%	379,490	100.00%
Less allowance for loan losses <2>	(4,951)	1.04%	(3,795)	1.00%
Total loans, net	$489,142		$375,695	

<1> As a % of total loans includes mortgage loans held for sale.

<2> Loan loss allowance % of total loans excludes mortgage loans held for sale.

Note 6—Loans (Continued)

Approximately $342,319,000 of the loans were variable interest rate loans at December 31, 2007. The remaining portfolio was comprised of fixed interest rate loans.

At December 31, 2007 and 2006, $12,000,000 and $477,000 in loans were on nonaccrual status, respectively. Due to recent developments, since December 31, 2007, $5,000,000 in nonperforming assets has been recognized and is retroactively reflected in the $12,000,000 total. Foregone interest income on these nonaccrual loans and other nonaccrual loans charged off during the year was approximately $139,000, $24,000, and $21,600 in 2007, 2006 and 2005, respectively. There were no loans contractually past due in excess of 90 days and still accruing interest at December 31, 2007 or 2006. There were impaired loans under the criteria defined in FAS 114, of $8,900,000 and $776,000 with related valuation allowances of $655,000 and $167,000 at December 31, 2007 and 2006, respectively.

During the twelve months ended December 31, 2007, the Bank foreclosed on four real properties, two of which previously served as collateral for SBA loans, a third with commercial real estate collateral, and the fourth a personal residence. In connection with the SBA foreclosures, the Bank recognized approximately $44,000 in loan losses in order to reduce the carrying value of these properties to $481,500, or an amount that the Bank believes approximates their fair market value, net of costs to sell the property. These amounts are net of the SBA guarantee on these loans. For the remaining properties, the estimated fair value of the properties exceeds our book value, and therefore no write down was required at the loans' transfer to "Other real estate owned." The balance of $2,320,000 in other real estate owned is included in the balance sheet caption "Other assets" as of December 31, 2007. The cost of owning the properties was minimal for the twelve-month period ended December 31, 2007.

Qualifying loans held by the bank and collateralized by 1-4 family residences, home equity lines of credit ("HELOC's") and commercial properties totaling $56,988,000 were pledged as collateral for FHLB advances outstanding of $41,690,000 at December 31, 2007. At December 31, 2006, qualifying loans held by the bank and collateralized by 1-4 family residences HELOC's and commercial properties totaling $57,678,000 were pledged as collateral for FHLB advances outstanding of $37,476,000.

Changes in the allowance for loan losses for the years ended December 31 were as follows (dollars in thousands):

	2007	2006	2005
Balance, beginning of year	$3,795	$2,719	$2,258
Provision charged to operations	1,396	1,192	594
Loans charged off	(250)	(139)	(144)
Recoveries on loans previously charged off	10	23	11
Balance, end of year	$4,951	$3,795	$2,719

Directors, executive officers and associates of such persons are customers of and have transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which are made under substantially the same credit terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability.

Note 6—Loans (Continued)

The aggregate dollar amount of these outstanding loans was approximately $15.2 million and $12.9 million at December 31, 2007 and 2006, respectively. During 2007, new loans and advances on these lines of credit totaled approximately $7.6 million and payments on these loans and lines totaled approximately $5.3 million. At December 31, 2007, there were unfunded commitments and commitments to extend additional credit to related parties in the amount of approximately $4.7 million.

Under current Federal Reserve regulations, the Bank is limited to the amount it may loan to the Company. Loans made by the Bank may not exceed 10% and loans to all affiliates may not exceed 20% of the Bank's capital, surplus and undivided profits, after adding back the allowance for loan losses. There were no loans outstanding between the Bank and the Company at December 31, 2007 or 2006.

Note 7—Premises and Equipment

A summary of premises and equipment at December 31 is as follows (dollars in thousands):

	2007	2006
Land	$ 150	$ 1,793
Building and improvements	3,747	3,088
Furniture, fixtures and equipment	617	2,077
Construction in progress	12	1,446
Subtotal	4,526	8,404
Accumulated depreciation	(1,552)	(1,498)
Total	$ 2,974	$ 6,906

Depreciation expense charged to operations totaled $545,000, $409,000, and $269,000 in 2007, 2006 and 2005, respectively.

The Bank entered into a long-term land operating lease during 2000, which had an initial term of 20 years and various renewal options under substantially the same terms. During 2007, the Company executed two sale/leaseback transactions (see Note 8—Sale/Leaseback Transactions for further details), resulting in increased rental expense for the year. Rent expense charged to operations totaled $812,000, $53,000 and $51,000 for each of the years ended December 31, 2007, 2006, and 2005, respectively. In addition, the Bank currently has short-term operating leases for certain branch facilities and loan production offices. The annual minimum rental commitments under the terms of the Company's noncancellable leases at December 31, 2007, are as follows (dollars in thousands):

2008	$ 869
2009	872
2010	879
2011	879
2012	883
Thereafter	15,192
Total	$19,574

Note 8—Sale/Leaseback Transactions

In February of 2007, the Bank entered into a transaction with a related party entity to sell and subsequently lease back from the entity certain real properties previously owned by the bank. The sales price for the properties was $5,450,000. In connection with the sale, the Bank agreed to lease back the properties from the purchaser for an initial term of twenty-five years with one five-year option to renew at the option of the Bank. The terms of the lease portion of the Agreement call for monthly rental payments of $38,604 during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of Financial Accounting Standard ("FAS") No. 13, "Accounting for Leases (as amended)." If the Bank exercises the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase, if any, in the Consumer Price Index between the date of the Agreement and the date of commencement of the renewal term. The sale-leaseback transaction resulted in a minimal gain. The Bank will recognize the gain over a straight-line basis over the initial lease term of twenty-five years.

The related party entity, First National Holdings, LLC, is a limited liability company owned by nine investors who also serve as directors of our company and our bank. Each investor/director has a one-ninth interest in the limited liability company. The transaction was approved by the board of directors of our bank subsidiary and complies with the NASDAQ Global Market listing standards, applicable SEC Rules, and our own internal policies and procedures.

In October of 2007, the Bank entered into a transaction with a related party entity to sell, purchase and lease real properties located at 651 Johnnie Dodds Boulevard, Mt. Pleasant, SC, 3401 Pelham Road, Greenville, SC and 713 W. Wade Hampton Boulevard, Greer, SC for a price of $3.6 million. The real property located at 3401 Pelham Road, Greenville, SC consists of the Bank's Greenville County market headquarters and a full-service branch. The real properties located at 651 Johnnie Dodds Boulevard, Mt. Pleasant, SC and 713 W. Wade Hampton Boulevard, Greer, SC are full-service branches. In connection with the sale/leaseback, the Bank agreed to lease back the real properties from the Purchaser for an initial term of twenty-five years with one five-year option to renew at the Bank's option. The rental payments for the properties equal $24,375 per month during the initial term. This transaction resulted in a loss; which the Bank will recognize over a straight-line basis over the initial lease term of twenty-five years.

In connection with the sale, the Bank agreed to lease back the properties from the purchaser for an initial term of twenty-five years with one five-year option to renew at the option of the Bank. The terms of the lease portion of the Agreement call for monthly rental payments of $24,375 using a capitalization rate of 8.125% of the agreed upon purchase price of $3.6 million which was derived using third-party independent appraisals. This monthly rental applies during the initial term under a triple-net lease that will be accounted for as an operating lease under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases (as amended)." If the Bank exercises the option to renew the lease as described above, the monthly rental payments will be adjusted to reflect the increase if any, in the Consumer Price Index between the date of the Agreement and the date of commencement of the renewal term.

The related party entity, First National Holdings II, LLC, is a limited liability corporation owned by eight investors who also serve as our non-management directors. Each investor/director has a one/eighth interest in the limited liability corporation. The transaction was approved by the board of directors of our bank subsidiary and complies with the NASDAQ Global Market listing standards,

Note 8—Sale/Leaseback Transactions (Continued)

applicable SEC Rules, and our own internal policies and procedures. We plan to continue to conduct our normal banking operations out of the real properties without interruption.

As part of our strategy to minimize our nonearning assets, we may exercise future sale/leaseback transactions for the remaining properties owned by our bank. As part of our growth and expansion strategy, we may contract to acquire additional sites in the future to further expand our branch network and support infrastructure growth. We analyze each transaction to determine whether owning or leasing the real property is the most efficient method of ownership of these properties and may contract to sell and lease back future acquired sites.

Note 9—Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $176.0 million and $130.0 million at December 31, 2007 and 2006, respectively.

The scheduled maturities of time deposits at December 31 are as follows (dollars in thousands):

	2007
One year or less	$235,126
From one year to three years	55,274
After three years	2,691
Total	$293,091

Note 10—Lines of Credit

At December 31, 2007 and 2006, the Bank had short-term lines of credit with correspondent banks to purchase unsecured federal funds totaling $59.5 million and $30.0 million, respectively. The interest rate on any borrowings under these lines would be the prevailing market rate for federal funds purchased.

In addition, during the fourth quarter of 2007, the Company established a line of credit with a correspondent bank. The line of credit, in an amount up to $15,000,000, has a twelve-year final maturity with interest payable quarterly at a floating rate tied to the Wall Street Journal Prime Rate. The terms of the line include two years of quarterly interest payments followed by ten years of annual principal payments plus quarterly interest payments on the outstanding principal balance as of December 31, 2009. The line of credit was secured in connection with the terms of the Merger Agreement, dated August 26, 2007, between First National and Carolina National, to support the cash consideration of the Merger and to fund general operating expense for the next two years.

Note 11—FHLB Advances

The Bank has the ability to borrow up to 20% of its total assets from the FHLB as of December 31, 2007, limited to qualifying collateral. Borrowings under this arrangement can be made with various terms and repayment schedules and with fixed or variable rates of interest. The borrowings under this arrangement are available by pledging collateral and may require additional purchases of stock in the FHLB.

Qualifying loans held by the bank and collateralized by 1-4 family residences, HELOC's and commercial properties totaling $56,988,000 were pledged as collateral for FHLB advances outstanding

Note 11—FHLB Advances (Continued)

of $41,690,000, and letters of credit totaling $15,000,000 pledged to a public depositor at December 31, 2007. At December 31, 2006, qualifying loans held by the bank and collateralized by 1-4 family residences, HELOC's and commercial properties totaling $57,698 000 were pledged as collateral for FHLB advances outstanding of $37,476,000, and letters of credit totaling $15,000,000 pledged to a public depositor.

At December 31 2007, fixed rate FHLB advances outstanding ranged from $1 million to $1.8 million with initial maturities of five to seven years and rates of 3.91% to 4.01%. At December 31, 2007, advances totaling $22.5 million were subject to call features at the option of the FHLB with call dates ranging from April 2007 to May 2009 and current rates of 2.92% to 4.95%. Advances totaling $15 million at December 31, 2007, were at variable rates based on three-month LIBOR and prime and were priced from 4.3[illegible]% to 4.96% as of year end, depending on the reset date.

The following table lists a summary of the terms and contractual maturities for the advances as of December 31, 2007 (dollars in thousands).

	2007 Amount
Due in 2008	$10,000
Due in 2009	1,000
Due in 2010	—
Due in 2011	6,643
Due in 2012	11,547
Thereafter	12,500
Total	$41,690

Note 12—Income Taxes

The following is a summary of the items which caused recorded income taxes to differ from taxes computed using the statutory tax rate for the periods ended December 31 (dollars in thousands):

	2007	2006	2005
Income tax expense at federal statutory rate of 34%	$2,074	$2,090	$1,461
State income tax, net of federal effect	139	146	89
Tax-exempt securities income	(190)	(108)	(89)
Bank-owned life insurance earnings	(45)	(42)	(35)
Other, net	61	9	35
Income tax expense	$2,039	$2,095	$1,461

Note 12—Income Taxes (Continued)

The provision for income taxes for the years ended December 31 is as follows (dollars in thousands):

	2007	2006	2005
Current:			
Federal	$2,193	$2,258	$1,393
State	211	221	134
Total	$2,404	$2,479	$1,527
Deferred:			
Federal	$ (365)	$ (384)	$ (68)
State	—	—	2
Total	$ (365)	$ (384)	$ (66)
Provision for income taxes	$2,039	$2,095	$1,461

The components of the deferred tax assets and liabilities at December 31 are as follows (dollars in thousands):

	2007	2006
Deferred tax liability:		
Net deferred loan costs	$ 98	$ 93
Prepaid expenses deducted currently for tax	95	62
Tax depreciation in excess of book	148	166
Loan servicing rights	112	109
Unrealized gain on securities available for sale	19	—
Other	18	—
Total deferred tax liability	490	430
Deferred tax asset:		
Allowance for loan losses	$1,625	$1,221
Unrealized loss on securities available for sale	—	240
Other	3	1
Total deferred tax asset	1,628	1,462
Net deferred tax asset	$1,138	$1,032

The net deferred tax asset is included in "Other assets" in the accompanying consolidated balance sheets.

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2007 and 2006, management determined that it was more likely than not that all tax assets will be realized and no valuation allowance is appropriate. As of December 31, 2005, in consideration of the lack of an established earnings history, management provided valuation allowances of approximately 11% to reflect its estimate of net realizable value as of that date. The net deferred asset is included in "other assets" in the balance sheet.

Note 12—Income Taxes (Continued)

A portion of the change in the net deferred tax asset relates to the change of $259,000 in the tax effect of the unrealized gain on securities available for sale. The remainder of the change in the net deferred tax asset is due to the current period deferred tax benefit of $365,000.

Note 13—Noncumulative Convertible Perpetual Preferred Stock Offering

On July 3, 2007, we priced for sale 720,000 shares of our 7.25% Series A Noncumulative Perpetual Preferred Stock (the "Preferred Stock"), at $25.00 per share through an underwritten public offering. Keefe, Bruyette & Woods, Inc. served as sole underwriter and manager for the offering. Our net proceeds after payment of underwriting discounts and other costs of the offering were approximately $16.5 million. We have used the net proceeds from the offering for general corporate purposes, which include, among other things, providing additional capital to the bank subsidiary to support asset growth and the expansion of the bank's branch network, to repay a line of credit and to fund loan growth. The offering closed on July 9, 2007. A registration statement relating to these securities was filed with, and declared effective by the SEC as of June 26, 2007.

Subject to certain limitations, the net proceeds received in the Preferred Stock offering qualifies as Tier 1 capital for capital adequacy calculations (see "Capital Resources" in the MD&A section for further discussion of capital). This injection of capital positions the bank for the future growth through the expansion of its branch network. The Preferred Stock features a conversion option at any time into shares of our common stock at an initial conversion price of $17.50 per share of common stock, subject to adjustment. This conversion price is also subject to anti-dilution adjustments upon the occurrence of certain events. The number of shares of common stock issuable upon conversion of each share of Preferred Stock will be equal to $25.00 divided by the conversion price then in effect. The Preferred Stock is redeemable at our option at any time, in whole or in part, on and after the third anniversary of the issue date, at $26.50 per share, plus declared and unpaid dividends, if any, with the redemption price declining in equal increments on a quarterly basis to $25.00 per share on or after the fifth anniversary of the issue date. The Preferred Stock is also redeemable by us at the redemption price of $25.00 per share if the last reported sale price of our common stock has equaled or exceeded 140% of the Preferred Stock conversion price for at least 20 consecutive trading days. During the year ended December 31, 2007, cash dividends of $626,000 were declared and paid to preferred stock shareholders.

Note 14—Regulatory Capital Requirements and Dividend Restrictions

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Note 14—Regulatory Capital Requirements and Dividend Restrictions (Continued)

The Company and the Bank are required to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital, and Tier 1 leverage capital (as defined in the regulations) as set forth in the following table. Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject. At December 31, 2007, the Bank is categorized as "well capitalized" under the regulatory framework for prompt corrective action. There are no current conditions or events that management believes would change the Company's or the Bank's category.

The following table presents the Company's and the Bank's actual capital amounts and ratios at December 31, 2007 and 2006, as well as the minimum calculated amounts for each regulatory-defined category (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum to be Categorized as Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007						
The Company						
Total capital to risk-weighted assets	$65,514	13.48%	$38,870	8.00%	$ N/A	N/A
Tier 1 capital risk-weighted assets	$56,387	11.61%	$19,435	4.00%	$ N/A	N/A
Tier 1 capital to average assets	$56,387	9.75%	$23,130	4.00%	$ N/A	N/A
The Bank						
Total capital to risk-weighted assets	$52,137	10.72%	$38,911	8.00%	$48,639	10.00%
Tier 1 capital risk-weighted assets	$47,186	9.70%	$19,455	4.00%	$29,183	6.00%
Tier 1 capital to average assets	$47,186	8.17%	$23,093	4.00%	$28,866	5.00%
As of December 31, 2006						
The Company						
Total capital to risk-weighted assets	$43,244	11.13%	$31,091	8.00%	$ N/A	N/A
Tier 1 capital risk-weighted assets	$34,728	8.94%	$15,546	4.00%	$ N/A	N/A
Tier 1 capital to average assets	$34,728	9.02%	$15,397	4.00%	$ N/A	N/A
The Bank						
Total capital to risk-weighted assets	$38,891	10.01%	$31,081	8.00%	$38,852	10.00%
Tier 1 capital risk-weighted assets	$35,096	9.03%	$15,541	4.00%	$23,311	6.00%
Tier 1 capital to average assets	$35,096	8.05%	$17,439	4.00%	$21,799	5.00%

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. The dividends that may be paid by the Bank to the Company are subject to legal limitations and regulatory capital requirements. The approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the Bank's net profits (as defined by the Comptroller) for that year combined with its retained net profits (as defined by the Comptroller) for the two preceding calendar years. As of December 31, 2007, no cash dividends have been declared or paid by the Bank.

Note 15—Junior Subordinated Debentures

The Company issued trust preferred securities totaling $13 million through its statutory trust subsidiaries, FNSC Capital Trust I, FNSC Statutory Trust II and FNSC Statutory Trust III, during 2003, 2004 and 2006, respectively. On December 19, 2003, FNSC Capital Trust I issued and sold floating rate trust preferred securities having an aggregate liquidation amount of $3 million to institutional buyers in a private placement of trust preferred securities. On April 30, 2004, FNSC Statutory Trust II, issued an additional $3 million through a pooled offering of trust preferred securities. On March 30, 2006, FNSC Statutory Trust III (collectively with FNSC Capital Trust I and FNSC Statutory Trust II [the "Trusts"]), issued an additional $7 million through a pooled offering of trust preferred securities. The Trusts also issued common securities having an aggregate liquidation amount of approximately 3% of the total capital of the Trusts, or $403,000, to the Company.

The 2003, 2004 and 2006 trust preferred securities accrue and pay cumulative distributions quarterly in arrears at a rate per annum equal to 90-day LIBOR plus 292 basis points, 90-day LIBOR plus 270 basis points and 90-day LIBOR plus 145 basis points, respectively. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarters from the date of issuance. The Company has no current intention to exercise this right. At December 31, 2007, the distribution rates on the 2003, 2004 and 2006 issuances were 8.15%, 7.69% and 6.44%, respectively.

The 2003, 2004 and 2006 trust preferred securities issues are mandatorily redeemable upon maturity on December 19, 2033, April 30, 2034, and March 30, 2036, respectively. The Company has the right to redeem them in whole or in part, on or after December 19, 2008, April 30, 2009, and March 29, 2018, and at any time thereafter, respectively. If they are redeemed on or after these dates, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. In addition, the Company may redeem any of these issuances in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event, or a capital treatment event at a special redemption price (as defined in the indenture). The Trusts invested the gross proceeds of $13 million from the issuance of the trust preferred securities and $403,000 from the issuance of the common securities in an equivalent amount of floating rate junior subordinated debentures of the Company or $13,403,000. The Company contributed the net proceeds from the issuance of the subordinated debentures of $13 million after purchase of the common securities for $403,000 to the Bank for general corporate purposes. Issuance costs from the 2003 and 2004 transactions totaling $104,000 and $15,000, respectively, are being amortized over the anticipated life.

The junior subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into guarantees, which, together with its obligations under the junior subordinated debentures and the declaration of trusts governing the Trusts, provides full and unconditional guarantees of the trust preferred securities.

The common securities owned by the Company rank equal to the trust preferred securities in priority of payment. The common securities generally have sole voting power on matters to be voted upon by the holders of the Trusts' securities.

The junior subordinated debentures and the common securities are presented in the Company's financial statements as liabilities and other assets, respectively. The trust preferred securities are a part

Note 15—Junior Subordinated Debentures (Continued)

of the financial statements of the Trusts and they are not reflected in the Company's financial statements under the provisions of FIN 46r.

Note 16—Stock Compensation Plans

Effective March 6, 2000, the Company adopted the First National Bancshares, Inc. 2000 Stock Incentive Plan (the "Plan"). Under the Plan, options are periodically granted to employees and directors by the Company's Board of Directors at the recommendation of its Personnel Committee at a price not less than the fair market value of the shares at the date of grant. Options granted are exercisable for a period of ten years from the date of grant and become exercisable at a rate of 20% each year on the first five anniversaries of the date of grant. The Plan authorizes the granting of stock options up to a maximum of 459,351 shares of common stock. As of December 31, 2007, 100,355 option shares were available to be granted under the Plan. As of December 31, 2007, based on a market value of $13.14 per share, the aggregate intrinsic value for the outstanding stock options and warrants was approximately $5.9 million. Unrecognized compensation expense on these options and warrants to be recognized in the future was approximately $314,000 at December 31, 2007. These amounts reflect each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

Upon consummation of the initial public offering, the organizers were issued stock warrants to purchase 799,611 shares of common stock for $3.92 per share, of which 663,507 remain unexercised. These warrants vested ratably over a five-year period beginning February 10, 2000, and are exercisable in whole or in part during the ten-year period following that date.

The following is a summary of the activity under the plans for the years ended December 31:

	2007		2006		2005	
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding, beginning of period	991,248	$ 4.14	1,113,501	$4.37	1,086,705	$ 4.02
Granted	16,885	15.52	31,715	3.79	32,325	15.12
Forfeited	(5,955)	11.71	(4,169)	4.16	(3,743)	8.46
Exercised	(38,704)	4.71	(149,799)	3.95	(1,786)	6.93
Outstanding, December 31	963,474	$ 4.89	991,248	$4.14	1,113,501	$ 4.37
Exerciseable, December 31	899,014	$ 3.95	921,592	$4.75	1,057,272	$ 3.97

Note 16—Stock Compensation Plans (Continued)

The following table summarizes information about stock options and warrants outstanding under the stock-based option plans at December 31, 2007:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.92	860,008	2.12	$ 3.92	860,007	$ 3.92
$4.23	8,931	3.92	4.23	8,931	4.23
$5.29–$5.58	3,827	4.96	5.49	3,781	5.48
$7.35–$9.40	7,658	6.00	8.03	6,131	8.03
$11.35–$14.99	48,054	7.19	13.30	21,764	13.44
$15.19–$16.89	20,230	7.66	15.65	7,676	15.63
$17.05–$18.69	14,766	8.59	18.09	3,835	18.01
$3.92–$18.69	963,474	2.37	$ 4.89	912,125	$ 4.34

The above information reflects each of the 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, as well as the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

Note 17—Employee Benefit Plans

The Company maintains an employee benefit plan for all eligible employees of the Company and the Bank under the provisions of Internal Revenue Code Section 401(k). The First National Retirement Savings Plan (the "Savings Plan") allows for employee contributions and, upon annual approval of the Board of Directors, the Company matches 50% of employee contributions up to a maximum of six percent of annual compensation. Totals of $91,000, $68,000 and $45,000 were charged to operations in 2007, 2006, and 2005, respectively, for the Company's matching contribution. Employees are immediately vested in their contributions to the Savings Plan and become fully vested in the employer matching contribution after five years of service.

On May 31, 2004, the Company adopted a leveraged Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of employee participants. Employees become vested in their account balances after seven years of service.

On November 30, 2005, the Company loaned the ESOP $600,000 which was used to purchase 42,532 shares of the Company's common stock. The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to eligible employees, based on the proportion of debt service paid in the year. At December 31, 2007, the ESOP owned 44,912 shares of the Company's stock, of which 36,900 shares were pledged to secure the loan to the Company. The remainder of the shares was allocated to individual accounts of participants. In accordance with the requirements of the SOP 93-6, the Company presented the shares that were pledged as collateral as a deduction of $518,000 and $558,000 from shareholders' equity at December 31, 2007 and 2006, respectively, as unearned ESOP shares in the accompanying consolidated balance sheets. The Board of Directors approved a $24,000 discretionary contribution paid to the

Note 17—Employee Benefit Plans (Continued)

ESOP for the year ended December 31, 2005, which the Company recorded as compensation expense. The Company also recorded $37,000 and $42,400 of expense during the years ended December 31, 2007 and 2006, respectively, to reflect the fair market value of the shares allocated to eligible employees. The fair market value of the unallocated shares was $558,884 as of December 31, 2007.

The Company made contributions during December 31, 2007 and 2006, of $66,824 and $68,740, respectively, equal to the ESOP annual debt service. The note payable to the ESOP requires annual principal payments plus interest at a fixed interest rate of 4.79%. Future principal payments will be $40,000 until a final payment will be made on December 31, 2020.

During 2004, the Company also adopted a formal incentive compensation plan, the First National Incentive Plan (the "FNIP") for members of its management team. Approximately $354,000, $711,000 and $492,000 was expensed in 2007, 2006 and 2005, respectively, and paid in the subsequent year based on achievement of individual and corporate performance goals.

Note 18—Commitments and Contingencies

The Company entered into employment agreements with each of its three Executive Vice Presidents that include an annually renewing two-year compensation term and one-year non-compete agreements upon termination.

In the normal course of business, the Company and the Bank are periodically subject to various pending or threatened lawsuits in which claims for monetary damages may be asserted. At December 31, 2007, the Company and the Bank were not involved with any material litigation matters.

See Note 7 for specifics on the Company's lease commitments.

Note 19—Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit and collateral policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2007, the Company's commitments to extend additional credit totaled approximately $115.9 million, the majority of which are at variable rates of interest and expire within

Note 19—Financial Instruments with Off-Balance Sheet Risk (Continued)

one year. Included in the Company's total commitments are standby letters of credit. Letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party and totaled $819,000 at December 31, 2007. The credit risk involved in the underwriting of letters of credit is essentially the same as that involved in extending loan facilities to customers. Also included in the Company's total commitments are $15 million in letters of credit pledged to a public depositor.

Note 20—Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information, whether or not recognized in the statement of financial position, when it is practicable to estimate fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items which are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates book value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing bank balances, federal funds sold, other stock investments, accrued interest receivable, short-term FHLB advances, federal funds purchased and accrued interest payable. Fair value of investment securities is estimated based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Fair value for variable rate loans that reprice frequently and for loans that mature in less than one year is based on the carrying value, reduced by an estimate of credit losses inherent in the portfolio. Fair value of fixed rate real estate, consumer, commercial and other loans maturing after one year is based on the discounted present value of the estimated future cash flows, reduced by an estimate of credit losses inherent in the portfolio. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and variable rate interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts maturing during 2008 are valued at their carrying value. Certificate of deposit accounts maturing after 2008 are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments. Fair value for long-term FHLB advances is based on discounted cash flows using the current market rate. Fair value for the floating rate junior subordinated debentures is based on the carrying value.

The estimated fair market value of commitments to extend credit and standby letters of credit are equal to their carrying value as the majority of these off-balance sheet instruments have relatively short terms to maturity and are generally written with variable rates of interest.

The Company has used management's best estimate of fair values based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income tax or other expense which would be incurred in an actual sale or settlement is not taken into consideration in the fair value presented.

Note 20—Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company's financial instruments at December 31 are as follows (dollars in thousands):

	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 8,426	$ 8,426	$ 8,205	$ 8,205
Securities available for sale	70,530	70,530	63,374	63,374
Investment in FHLB/FRB stock	3,687	3,687	3,075	3,075
Loans, net	489,142	488,859	375,695	375,426
Accrued interest receivable and other	15,441	15,441	11,202	11,202
Financial liabilities:				
Deposits	$471,828	$469,984	$376,701	$390,366
FHLB advances	41,690	41,690	37,476	37,476
Junior subordinated debentures	13,403	13,403	13,403	13,403
Federal funds purchased	9,360	9,360	7,970	7,970
Accrued interest payable and other	2,676	2,676	2,842	2,842

Note 21—Parent Company Financial Information

The following is condensed financial information of First National Bancshares, Inc. (parent company only) at December 31, 2007 and 2006, and for each of the years in the three year periods ended December 31, 2007.

First National Bancshares, Inc.
Condensed Balance Sheets
(dollars in thousands)

	2007	2006
Assets		
Cash and cash equivalents	$13,434	$ 3,865
Investment in bank subsidiary	47,253	35,836
Investment in Trust subsidiaries	403	403
Other assets	616	329
Total assets	$61,706	$40,433
Liabilities and Shareholders' Equity		
Junior subordinated debentures	13,403	13,403
Other liabilities	747	40
Total shareholders' equity	47,556	26,990
Total liabilities and shareholders' equity	$61,706	$40,433

Note 21—Parent Company Financial Information (Continued)

First National Bancshares, Inc.
Condensed Statements of Income
(dollars in thousands)

	2007	2006	2005
Interest income	$ 276	$ 84	$ 16
Interest expense on junior subordinated debentures	1,127	877	391
Net interest expense	(851)	(793)	(375)
Professional fees	12	11	25
Shareholder relations	97	85	21
Data processing	23	13	—
Non interest expense	132	109	46
Equity in undistributed net income of bank subsidiary	4,709	4,750	3,113
Net income before income taxes	3,726	3,848	2,692
Income tax benefit	(334)	(204)	(143)
Net income	$4,060	$4,052	$2,835

Note 21—Parent Company Financial Information (Continued)

First National Bancshares, Inc.
Condensed Statements of Cash Flows
(dollars in thousands)

	2007	2006	2005
Operating activities:			
Net income	$ 4,060	$ 4,052	$ 2,835
Adjustments to reconcile net income to net cash provided for operating activities:			
Equity in undistributed net income of bank subsidiary	(4,709)	(4,750)	(3,113)
Compensation expense for ESOP shares allocated	37	43	1
Compensation expense for employee stock options	91	73	32
(Increase) decrease in other assets	(529)	(5)	15
(Decrease)/increase in other liabilities	(10)	40	—
Increase in intercompany payable/(receivable)	754	(18)	(138)
Net cash used for operating activities	(306)	(565)	(368)
Investing activities:			
Investment in common securities of Trusts	—	(217)	—
Capital contribution to bank subsidiary	(6,000)	(7,000)	(2,000)
Net cash used in investing activities	(6,000)	(7,217)	(2,000)
Financing activities:			
Proceeds from exercise of employee stock options/director stock warrants	182	591	12
Proceeds from secondary stock offering, net of offering expenses	—	—	6,339
Proceeds from issuance of preferred stock, net of offering expenses	16,550	—	—
Dividends paid on preferred stock	(626)	—	—
Shares issued to leveraged ESOP	—	—	(600)
Shares repurchased pursuant to share repurchase program	(224)	—	—
Cash paid in lieu of fractional shares for stock dividend	(7)	(4)	—
Proceeds from junior subordinated debentures	—	7,217	—
Net cash provided by financing activities	15,875	7,804	5,751
Net increase in cash and cash equivalents	9,569	22	3,383
Cash, beginning of year	3,865	3,843	460
Cash, end of year	$13,434	$ 3,865	$ 3,843

For a complete discussion of the junior subordinated debentures, common securities and the related trust preferred securities, see Note 13—Junior Subordinated Debentures.

Note 22—Selected Quarterly Financial Data (unaudited)

Following is a summary of operations by quarter (dollars in thousands, except share and per share data):

2007

	Quarters ended			
	March 31	June 30	September 30	December 31
Interest income	$ 8,895	$ 9,891	$ 10,618	$ 10,564
Interest expense	4,939	5,631	5,981	5,914
Net interest income	3,956	4,260	4,637	4,650
Provision for loan losses	339	452	422	183
Noninterest income	666	1,039	1,182	1,264
Noninterest expenses	2,972	3,629	3,551	4,007
Income before provision for income taxes	1,311	1,218	1,846	1,724
Income tax expense	459	426	567	587
Net income	$ 852	$ 792	$ 1,279	$ 1,137
Earnings per share:				
Basic	0.23	0.21	0.26	0.22
Diluted	0.19	0.18	0.24	0.21
Weighted average common shares:				
Basic	3,696,774	3,695,822	3,695,822	3,697,219
Diluted	4,411,23[illegible]	4,400,011	5,289,673	5,344,626

Note 22—Selected Quarterly Financial Data (unaudited) (Continued)

2006

	Quarters ended			
	March 31	June 30	September 30	December 31
Interest income	$ 5,860	$ 6,882	$ 7,622	$ 8,522
Interest expense	2,855	3,397	3,967	4,506
Net interest income	3,005	3,485	3,655	4,016
Provision for loan losses	343	354	243	252
Noninterest income	517	410	471	681
Noninterest expenses	2,127	2,121	2,204	2,449
Income before provision for income taxes	1,052	1,420	1,679	1,996
Income tax expense	355	516	596	628
Net income	$ 697	$ 904	$ 1,083	$ 1,368
Earnings per share:				
Basic	$ 0.19	$ 0.25	$ 0.30	$ 0.37
Diluted	$ 0.16	$ 0.20	$ 0.25	$ 0.31
Weighted average common shares:				
Basic	3,652,729	3,585,079	3,610,632	3,700,439
Diluted	4,390,683	4,410,401	4,293,718	4,380,310

All share and per share amounts reflect the January 18, 2006, 3 for 2 stock split, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007.

Note 23—Stock Repurchase Program

On December 1, 2006, the Company's board of directors authorized a stock repurchase program of up to 50,000 of its 3,458,354 shares outstanding effective immediately for a period of six months ending May 31, 2007. The board has extended this program through May 31, 2008. The repurchases are made through registered broker-dealers from shareholders in open market purchases at the discretion of management. The Company intends to hold the shares repurchased as treasury shares and may utilize such shares to fund stock benefit plans or for any other general corporate purposes permitted by applicable law. As of December 31, 2007, the Company had purchased 13,781 shares at an average price of $16.17 per share. The shares repurchased under the stock repurchase program are included in treasury shares in the accompanying consolidated balance sheets and statements of changes in shareholders' equity and comprehensive income.

Note 24—Subsequent Events

In mid-January, the Company opened a loan production office in a leased facility in Indian Trail, a suburb of Charlotte, North Carolina, in Union County, North Carolina. Currently three employees are housed in this office.

On January 31, 2008, the Merger of Carolina National with and into the Company became effective. See Note 25—Merger with Carolina National Corporation for more details. In connection

Note 24—Subsequent Events (Continued)

with the merger, the Bank entered into an employment agreement with Roger Whaley, former President and Chief Executive Officer of Carolina National, on January 31, 2008.

On February 7, 2008, the Company closed on the purchase of a 1.4 acre outparcel of land for $1.4 million in the Tega Cay community in Fort Mill, South Carolina, a suburb of Charlotte, North Carolina. The Bank has applied with the Office of the Comptroller of the Currency (the "OCC") to open a full-service branch at this location. Our application was approved in December 2007, and we anticipate construction of a full-service branch and our market headquarters for this area to begin in early 2008.

The Company has begun construction on a full-service branch at an existing location previously leased by Carolina National and acquired by the Company in the Merger. Management expects that construction on this facility will be completed in the second quarter of 2008.

Note 25—Merger with Carolina National Corporation

On August 26, 2007, the Company entered into a definitive agreement to merge with Carolina National. The Merger of the two bank holding companies became effective January 31, 2008. As a result of the Merger, the Company opened the four Carolina National locations in Columbia as First National Bank of the South on February 19, 2008. This change occurred simultaneously with the merger of the wholly owned bank subsidiaries of First National and Carolina National.

Carolina National was a South Carolina corporation registered as a bank holding company with the Federal Reserve Board. Carolina National engaged in a general banking business through its subsidiary, Carolina National Bank and Trust Company, a national banking association, which commenced operations in July 2002. Carolina National had three branch offices and a main office in Columbia, South Carolina, as well as a loan production office in Columbia and a loan production office in Rock Hill, South Carolina. As a result of the Merger, First National moved its Columbia loan production office to Carolina National's former main office and branch and the former Carolina National loan production office in Rock Hill moved to the existing First National Rock Hill location.

The Company expects that the Merger will render a combined company which will possess more financial resources than First National or Carolina National alone, with which to compete in the marketplace for banking and financial services. The combined organization will be a more effective competitor than either existing bank alone, not only because of its larger market capitalization and asset base, but also because of its greater efficiency.

Consolidating the resources, expertise and market knowledge of First National and Carolina National will also provide numerous benefits to the consumers and businesses in the communities they serve. By bringing First National's successful retail culture to Carolina National's attractive branch footprint, the combined organization will offer expanded loan and deposit products and services to Carolina National's existing customers. In addition, the broader geographic diversification brought about by combining the complementary branch networks is expected to reduce credit risk concentration for the combined entity. In addition, the Merger will enable the combined organization to meet the credit needs of the businesses in the communities each institution currently serves, due to, among other things, higher aggregate credit limits. Accordingly, the combined company can more readily support economic growth and development in these communities.

Note 25—Merger with Carolina National Corporation (Continued)

Under the terms of the definitive agreement, Carolina National's shareholders were given the option to elect to receive either 1.4678 shares of our common stock or $21.65 of cash for each share of Carolina National common stock held, or a combination of stock and cash, provided that the aggregate consideration consisted of 70% stock and 30% cash. Based on the "Final Buyer Stock Price", as defined in Section 9.1(g) of the Merger Agreement, of $12.85, and including the value of Carolina National's outstanding options and warrants, the transaction closed with an aggregate value of $54.1 million. After the allocation and proration processes set forth in the Merger Agreement were applied to the elections made by Carolina National shareholders, the total Merger consideration resulted in an additional 2,663,673 shares of First National common stock. In addition, cash consideration of $16,848,808.85 will be paid in exchange for shares of Carolina National common stock. The Company estimates that $17.8 million in goodwill will be recognized as a result of the merger.

Condensed balance sheet date for Carolina National as of the effective Merger date follows: (in thousands)

	CNCP 1/31/2008
Assets	
Cash and securities	$ 10,514
Loans	203,267
Other assets	7,159
Total assets	$220,940
Liabilities and Equity	
Deposits	$187,340
Borrowings	2,018
Other liabilities	2,385
Total liabilities	191,743
Equity	29,197
Total liabilities and equity	$220,940

Note 25—Merger with Carolina National Corporation (Continued)

Pro forma acquisition information represents our unaudited results of operations as if the merger had occurred on January 1, 2007 and January 1, 2006: (in thousands)

	Pro Forma 2007 Income Statement			
	First National Stand-alone Full Year 2007	Carolina National Stand-alone Full Year 2007	Purchase Adjustments	Pro Forma Combined
Interest income:				
Loans	$ 35,661	$ 15,540		$ 51,201
Securities	3,293	64		3,357
Other	1,014	792	(1,150)(1)	656
Total interest income	39,968	16,396	(1,150)	55,214
Interest expense:				
Deposits	18,872	$ 8,025		26,897
Short-term debt	2,568	10		2,578
Long-term debt	1,025	—		1,025
Total interest expense	22,465	8,035		30,500
Net interest income	17,503	8,361	(1,150)	24,714
Loan loss provision	1,396	209	—	1,605
Noninterest income:				
Mortgage banking income	1,858	—	—	1,858
Other	2,293	386		2,679
Total noninterest income	4,151	386		4,537
Noninterest expense:				
Salaries and employee benefits	7,876	2,859		10,735
Occupancy and equipment expense	2,030	893		2,923
Public relations	734	120		854
Data processing and ATM expense	702	468		1,170
Other	2,817	1,763		4,580
Total noninterest expense	14,159	6,103		20,262
Intangibles amortization	—	—	376(2)	376
Income before income taxes	6,099	2,435	(1,526)	7,008
Provision for income taxes	2,039	1,021	(562)(3)	2,498
Net income	4,060	1,414	(964)	4,510
Preferred stock dividends	626	—		626
Net income available to common	$ 3,434	$ 1,414	$ (964)	$ 3,884
Weighted average common shares outstanding	3,696,464	2,582,825	305,330	6,584,619
Net income per common share	$ 0.93	$ 0.55		$ 0.59

Notes

(1) To reduce interest income for the effects of cash used in the acquisition based upon a 5.5% rate earned on overnight funds.

(2) To record amortization of the core deposit intangible using the sum of years' digits methods over a 10 year life.

(3) To adjust income tax expense at a rate of 37% applied to the foregoing adjustments to income before income taxes.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

There was no change in or disagreement with our accountants related to our accounting and financial disclosures.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective as of December 31, 2007. There have been no significant changes in our internal controls over financial reporting during the fourth fiscal quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Report on Internal Controls Over Financial Reporting

We are responsible for establishing and maintaining adequate internal controls over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 is included in Item 8 of this report under the heading "Management's Report on Internal Controls Over Financial Reporting."

Item 9B. Other Information.

Registrar and Transfer Company will now serve as the transfer agent for our common stock and Series A Preferred Stock. The transfer agent's contact information is 10 Commerce Drive, Cranford, New Jersey, 07016, (800) 368-5948, and www.rtco.com.

Part III.

Item 10. Directors and Executive Officers of First National.

In response to this Item, the information contained in our Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 19, 2008, is incorporated herein by reference.

Item 11. Executive Compensation.

In response to this Item, the information contained in the Compensation of Directors and Executive Officer section of our Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 19, 2008, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

In response to this Item, the information contained in the Security Ownership of Certain Beneficial Owners and Management section of our Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 19, 2008, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

In response to this Item, the information contained on pages 11 and 12 of our Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 19, 2008, is incorporated herein by reference.

Item 14. Principal Accounting Firm Fees and Services.

In response to this Item, the information contained on page 11 of our Proxy Statement for the 2008 Annual Meeting of Shareholders to be held on May 19, 2008, is incorporated herein by reference.

Item 15. Exhibits.

(a)(1) Financial Statements

The following consolidated financial statements are located in Item 8 of this report.

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
Notes to the Consolidated Financial Statements

(2) Financial Statement Schedules

These schedules have been omitted because they are not required, are not applicable or have been included in our consolidated financial statements.

(3) Exhibits

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K:

2.1	Agreement and Plan of Merger by and between First National Bancshares, Inc. and Carolina National Corporation dated as of August 26, 2007.(1)
3.1	Articles of Incorporation(2)
3.1A	Articles of Amendment to the Company's Articles of Incorporation(3)
3.2	Amended and Restated Bylaws(4)
4.1	Form of Certificate of Common Stock(2)
10.1	Employment Agreement dated September 10, 2004 between First National Bancshares, Inc., First National Bank of the South and Jerry Calvert.(5)*
10.2	Form of Stock Warrant Agreement, as amended(6)*
10.3	2000 First National Bancshares, Inc. Stock Incentive Plan and Form of Agreement(7)*
10.4	Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and Kitty B. Payne(8)*
10.5	Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and David H. Zabriskie(8)*
10.6	Employment Agreement dated January 31, 2005 between First National Bancshares, Inc., First National Bank of the South and Robert Murdoch(8)*
10.7	Amendment No. 1 to the Stock Incentive Plan(6)*
10.8	Agreement to Sale, Purchase and Lease between First National Bank of the South and First National Holdings, LLC for sale/leaseback transaction dated February 16, 2007(9)
10.9	Blanket Transfer Agreement between First National Bank of the South and First National Holdings, LLC for sale/leaseback transaction dated February 16, 2007(9)
10.10	First National Incentive Plan for Executive Management(10)

10.11 Agreement for the Purchase and Sale of Real Property dated May 4, 2007 between First National Bank of the South and Book Em Brothers, LLC(3)

10.12 Agreement to Sell, Purchase and Lease dated September 24, 2007 between First National Bank of the South and First National Holdings II, LLC(4)

10.13 Lease Agreement dated September 24, 2007 between First National Bank of the South and First National Holdings II, LLC(4)

13 2007 Company Annual Report

21 Subsidiaries

24 Power of Attorney (included on signature page)

31.1 Rule 13a-14(a) Certification of the Chief Executive Officer.

31.2 Rule 13a-14(a) Certification of the Chief Financial Officer.

32 Section 1350 Certifications.

---

(1) Incorporated by reference to Exhibit 2.1 of the company's Form S-4/A filed on November 7, 2007.

(2) Incorporated by reference to the Company's Registration Statement on Form SB-2 filed on September 21, 1999.

(3) Incorporated by reference to the Company's Form S-1/A filed on June 18, 2007.

(4) Incorporated by reference to the Company's Form S-4/A filed on November 7, 2007.

(5) Incorporated by reference to the Company's Form 8-K filed on September 16, 2004.

(6) Incorporated by reference to the Company's Form 8-K filed on August 22, 2005.

(7) Incorporated by reference to the Company's 10-QSB for the quarter ended March 31, 2000, filed on May 15, 2000.

(8) Incorporated by reference to the Company's Form 8-K filed on February 4, 2005.

(9) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2006, filed on March 20, 2007.

(10) Incorporated by reference to the Company's Form S-1 filed on April 5, 2007.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report on Form 10-KSB.

The Exhibits listed above will be furnished to any security holder free of charge upon written request to Ms. Kitty B. Payne, Chief Financial officer, First National Bancshares, Inc., Post Office Box 3508, Spartanburg, South Carolina, 29304.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

FIRST NATIONAL BANCSHARES, INC.

Date: March 31, 2008

By: /s/ JERRY L. CALVERT
Jerry L. Calvert
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry L. Calvert and Gaines W. Hammond, Jr., M.D. as the true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ C. DAN ADAMS C. Dan Adams	Director	March 31, 2008
/s/ MELLNEE G. BUCHHEIT Mellnee G. Buchheit	Director	March 31, 2008
/s/ JERRY L. CALVERT Jerry L. Calvert	Director, Vice Chairman, President, Chief Executive Officer	March 31, 2008
/s/ MARTHA CLOUD CHAPMAN Martha Cloud Chapman	Director	March 31, 2008
/s/ W. RUSSEL FLOYD, JR. W. Russel Floyd, Jr.	Director	March 31, 2008

Signature	Title	Date
/s/ C. TYRONE GILMORE, SR. C. Tyrone Gilmore, Sr.	Director	March 31, 2008
/s/ GAINES W. HAMMOND, JR., M.D. Gaines W. Hammond, Jr., M.D.	Director, Chairman of the Board	March 31, 2008
/s/ BENJAMIN R. HINES Benjamin R. Hines	Director	March 31, 2008
/s/ WILLIAM A. HUDSON William A. Hudson	Director	March 31, 2008
/s/ I.S. LEEVY JOHNSON I.S. Leevy Johnson	Director	March 31, 2008
/s/ KITTY B. PAYNE Kitty B. Payne	Chief Financial Officer, Principal Financial and Accounting Officer	March 31, 2008
/s/ NORMAN F. PULLIAM Norman F. Pulliam	Director, Chairman Emeritus	March 31, 2008
/s/ JOEL A. SMITH, III Joel A. Smith, III	Director	March 31, 2008
/s/ ROBERT E. STATON, SR. Robert E. Staton, Sr.	Director	March 31, 2008
/s/ WILLIAM H. STERN William H. Stern	Director	March 31, 2008
/s/ PETER E. WEISMAN Peter E. Weisman	Director	March 31, 2008

Signature	Title	Date
/s/ DONALD B. WILDMAN Donald B. Wildman	Director	March 31, 2008
/s/ COLEMAN L. YOUNG, JR. Coleman L. Young, Jr.	Director	March 31, 2008

FIRST NATIONAL®
BANCSHARES, INC.

215 N. Pine Street
Spartanburg, S.C. 29302

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholders:

We cordially invite you to attend the 2008 Annual Meeting of Shareholders of First National Bancshares, Inc., the holding company for First National Bank of the South. At the meeting, we will report on our performance in 2007 and our recent merger with Carolina National Corporation, and answer your questions. We are excited about our achievements and we look forward to discussing both our accomplishments and our plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on Monday, May 19, 2008, at 5:30 p.m. in the Barnet Room of the Montgomery Building on the Converse College campus, at 580 East Main Street, Spartanburg, South Carolina for the following purposes:

1. To elect eight members to the Board of Directors of the Company;
2. To approve the adoption of the 2008 First National Bancshares, Inc. Restricted Stock Plan; and
3. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 31, 2008 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our main office prior to the meeting.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By order of the Board of Directors,

Jerry L. Calvert
Vice Chairman, President and CEO

Gaines W. Hammond, Jr., M.D.
Chairman

Spartanburg, South Carolina
April 11, 2008

FIRST NATIONAL BANCSHARES, INC.
215 N. Pine Street
Spartanburg, South Carolina 29302

Proxy Statement for Annual Meeting of
Shareholders to be Held on May 19, 2008

Our Board of Directors is soliciting proxies for the 2008 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The Board of Directors has set March 31, 2008, as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 6,402,402 shares outstanding on the record date of March 31, 2008. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and also are invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote your shares.

When you sign the proxy card, you appoint Jerry L. Calvert and Gaines W. Hammond, Jr., M.D. as your representatives at the meeting. Mr. Calvert and Dr. Hammond will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Mr. Calvert and Dr. Hammond will vote your proxy for the election to the Board of Directors of all nominees listed below under "Election of Directors" and for the approval of the adoption of the 2008 First National Bancshares, Inc. Restricted Stock Plan. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Mr. Calvert and Dr. Hammond will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal. Except in regards to the election of directors, when a quorum is present at a meeting, action on a matter is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the express provision of the statutes, the Articles or Bylaws require a higher vote in which case the express provision shall govern. Directors shall be elected by a plurality vote of the shareholders.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Upon written or oral request, we will promptly deliver a separate copy of our annual report, our annual report on Form 10-K, or this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about April 16, 2008.

Proposal No. 1: Election of Directors

The Board of Directors is divided into three classes with staggered terms, so that the terms of approximately one-third of the Board members expire at each annual meeting. The current terms of the Class III directors, whose names are listed below, will expire at the meeting:

<u>Class III</u>
C. Dan Adams
Martha Cloud Chapman
Dr. C. Tyrone Gilmore, Sr.
Robert E. Staton, Sr.
Coleman L. Young, Jr.

Shareholders will elect five nominees as Class III directors at the meeting to serve a three-year term, expiring at the 2011 Annual Meeting of Shareholders. In addition to Robert E. Staton, Sr., three other directors were appointed to our Board of Directors in February 2008, pursuant to the merger of Carolina National with and into First National. Under South Carolina law, these directors must be elected by our shareholders. We ask that you re-elect the following nominee to a one-year term as Class I director: I.S. Leevy Johnson. We ask that you re-elect each of the following nominees to a two-year term as a Class II director: Joel A. Smith III, and William H. Stern.

The directors will be elected by a plurality of the votes cast at the meeting. This means that the eight nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect C. Dan Adams, Martha Cloud Chapman, Dr. C. Tyrone Gilmore Sr., Robert E. Staton, Sr. and Coleman L. Young, Jr., as Class III directors, I.S. Leevy Johnson as a Class I director, and Joel A. Smith, III, and William H. Stern as Class II directors.

If you submit a proxy but do not specify how you would like it to be voted, Mr. Calvert and Dr. Hammond will vote your proxy to elect Mr. Adams, Ms. Chapman, Dr. Gilmore, Mr. Staton and Mr. Young as Class III directors, I.S. Leevy Johnson as a Class I director, and Joel A. Smith, III, and William H. Stern as Class II directors. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Mr. Calvert and Dr. Hammond will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. With the exception of Mr. Staton, each of the Class III nominees is also an organizer and director of our subsidiary, First National Bank of the South, and has served in this capacity since each company's inception in 1999. The following joined our board in February of 2008, pursuant to the merger of Carolina National with and into First National: Robert E. Staton, Sr., I.S. Leevy Johnson, Joel A. Smith, III and William H. Stern.

C. Dan Adams, 48, Class III director, has been the president and principal owner of The Capital Corporation of America, Inc., an investment banking company located in Greenville/Spartanburg, since 1991. He is also president and owner of Southeastern Capital Partners, LLC, a private equity company that is affiliated with The Capital Corporation and invests in privately held companies. Southeastern currently has four (4) portfolio companies. Mr. Adams graduated from the University of South Carolina Upstate in 1983 with a degree in business administration. He graduated in 1989 from The Banking School of the South at Louisiana State University and is a Certified Commercial Investment member.

Martha Cloud Chapman, 85, Class III director, graduated from the University of North Carolina – Greensboro in 1942 with a degree in art. Ms. Chapman previously was the first female board member of the Spartanburg County Foundation, the South Carolina Development Board, and the South Carolina Mining Council, and she served as the chairperson of Governor Jim Edward's Inaugural Ball. She has served as a board member of the Walker Foundation, Charles Lea Center Foundation, Queens College, Spartanburg Methodist College and the Music Foundation.

Dr. C. Tyrone Gilmore, Sr., 64, Class III director, is vice president/customer relations at Compass Learning, Inc. He graduated from Livingstone College in 1965 with a bachelor of arts degree. Dr. Gilmore earned his Master's degree in 1971 from Converse College and received his Ed. S. in Educational Administration studies in 1976 from the University of South Carolina – Upstate.

I.S. Leevy Johnson, 65, Class I director, has been an attorney with Johnson, Toal & Battiste, P.A. since 1976. Mr. Johnson is also an owner of Leevy Johnson Funeral Home, Inc.

Joel A. Smith, III, 62, Class II director, has been Dean of the Moore School of Business since October of 2000. From June of 1998 until August of 2000, Mr. Smith was President of the East Region of Bank of America. Prior to that time, from 1991 through June of 1998, Mr. Smith was President of NationsBank Carolinas. Additionally, he serves on the Board of Directors and the Audit and Governance Committees of Avanex Corporation, and the Board of Directors and on the Executive Committee for NETBANK, Inc., chairing the Compensation Committee.

William H. Stern, 51, Class II director, has been President of Stern & Stern and Associates, a commercial real estate development company, since 1984. Mr. Stern currently serves as Chairman of the South Carolina State Ports Authority.

Robert E. Staton, Sr., 61, Class III director, has been Executive Vice President External Relations for Presbyterian College since January 2007, served as President of the United Way of South Carolina from May of 2002 until December of 2005 and was Chairman, President and Chief Executive Officer of Colonial Life & Accident Insurance Company from 1994 until his retirement in July of 2001.

Coleman L. Young, Jr., 51, Class III director, has been the president of CLY, Inc., a dry cleaning business located in Spartanburg, since 1994. Mr. Young also serves as property manager for Coleman Young Family Limited Partnership, a real estate development company and is chairman of Upward Unlimited, a non-profit ministry headquartered in Spartanburg. Mr. Young graduated from Clemson University in 1979 with a bachelor of science degree.

Set forth below is also information about each of our other directors and executive officers. The terms of the Class I directors will expire at the 2009 Annual Shareholders Meeting. The terms of the Class II directors expire at the 2010 Annual Shareholders Meeting. The directors who were an organizer and an original director of our subsidiary bank and have served in this capacity since each company's inception in 1999 are as follows: C. Dan Adams, Mellnee Buchheit, Jerry L. Calvert, Martha Chapman, W. Russel Floyd, Jr., C. Tyrone Gilmore, Sr., Gaines W. Hammond, Jr., Benjamin Hines, William Hudson, Norman Pulliam, Donald B. Wildman and Coleman L. Young, Jr. The following directors joined our board in February of 2008, pursuant to the merger of Carolina National with and into First National: Robert E. Staton, Jr., I.S. Leevy Johnson, Joel A. Smith, III and William H. Stern.

Mellnee G. Buchheit, 60, Class I director, has been the president of Buchheit News Management, Inc., a firm specializing in media investments, since 1993. She also serves as a director for Wayne Printing Co., Inc. and Hometown News, Inc. Ms. Buchheit graduated from Winthrop University with a degree in education in 1969.

Jerry L. Calvert, 59, Class I director, is the president and chief executive officer of First National Bancshares, Inc. and the First National Bank of the South. He is a native of South Carolina and has over 30 years of banking experience in the Greenville and Spartanburg markets. Mr. Calvert was the senior vice president and regional manager for American Federal Bank from 1984 until March 1999, when he resigned to help organize First National Bank of the South. Mr. Calvert is a retired Lieutenant Colonel in the U.S. Marine Reserves and a Vietnam veteran. Mr. Calvert graduated from Wofford College in 1974 with a bachelor of arts degree in economics.

W. Russel Floyd, Jr., 57, Class I director, has been the president of W. R. Floyd Services, Inc., a funeral home, and W. R. Floyd Corporation, a cemetery operation located in Spartanburg, since 1978. He has also served as the vice president of Piedmont Crematory since 1980. He also has served as the president of Business Communications, Inc., a local provider of telephone services and equipment, since 1984. Mr. Floyd graduated from the University of North Carolina – Chapel Hill in 1972 with a bachelor of science degree in business administration, and he received a bachelor of arts degree in psychology from the University of North Carolina – Charlotte in 1977.

Dr. Gaines W. Hammond, Jr., 59, Class II director, is the chairman of our board of directors. Dr. Hammond is a urologist practicing in Spartanburg since 1980 when he founded Hammond Urology, P.A. Dr. Hammond graduated from Washington & Lee University in 1971 and from the Medical University of South Carolina in 1974 and received surgery and urologic training at Indiana University.

Benjamin R. Hines, 51, Class II director, has been president of Spencer/Hines Properties, a commercial real estate firm located in Spartanburg, since 1986. Mr. Hines graduated from Wofford College in 1978 with a bachelor's degree in economics.

William A. Hudson, 72, Class I director, founded Diversco, Inc , an outsourcing and contract services business located in Spartanburg, in 1969. Since 1969, Mr. Hudson has held various positions with Diversco, including chairman and chief executive officer; he is currently vice chairman of Diversco. He graduated from Clemson University in 1959 with a bachelor of science degree in education.

Norman F. Pulliam, 65, Class I Director, was founder and formerly chairman of the board of Pulliam Investment Company, Inc., a real estate development and investment firm located in Spartanburg. Mr. Pulliam served as board chairman from the inception of the Company until June 2005, and now serves as chairman emeritus. He is a graduate of Clemson University and Harvard University School of Business Administration.

Peter E. Weisman, 70, Class II director, is an owner and managing member of Peter Weisman/Kinney Hill Associates, LLC, a real estate development company established in 1989 and located in Spartanburg. Mr. Weisman has also been a general partner of P & J Realty Co., a real estate development company located in New York, New York, since 1969. He graduated from the University of Pennsylvania in 1961 with a degree in architecture.

Donald B. Wildman, 58, Class II director, is a managing partner of the law firm of Johnson, Smith, Hibbard, and Wildman, LLP. Mr. Wildman has been a transactions attorney with the firm since 1974. He graduated from Wofford College in 1971 with a bachelor of arts degree and received his juris doctor from the University of South Carolina School of Law in 1974.

Kitty B. Payne, CPA, 37, is executive vice president and chief financial officer of First National Bancshares, Inc. and First National Bank of the South. She has over 15 years of experience in the financial services industry, including seven years with KPMG LLP as a senior tax manager where she worked extensively with community banks in the Carolinas. Ms. Payne received her bachelor's degree in financial management and accounting from Clemson University in 1992.

Robert W. Murdoch, Jr., 63, is executive vice president and the retail banking manager of First National Bank of the South. He is a native of South Carolina and has over 36 years of experience in the financial services industry. Mr. Murdoch was vice president and executive officer with Spartanburg National Bank from August 1988 until February 2000, when he resigned to join First National Bank of the South. Mr. Murdoch is a 1987 graduate of the Banker's School of the South at Louisiana State University.

David H. Zabriskie, 46, is executive vice president, senior lending officer, and CRA officer of First National Bank of the South. He has over 21 years of experience in the financial services industry, including 15 years in commercial lending. Mr. Zabriskie has also served as a bank examiner for the OCC and the OTS. Mr. Zabriskie received his bachelor's degree in business administration from Furman University in 1984.

Compensation of Directors and Executive Officers

Summary of Cash and Certain Other Compensation

The following table summarizes the compensation paid or earned by each of the named executive officers for the year ended December 31, 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards[1]	Non-Equity Incentive Plan Compensation[2]	Nonqualified Deferred Compensation Earnings	All Other Compensation[3]	Total
Jerry L. Calvert	2007	266,000	—	—	—	70,000	—	39,471	375,471
President, CEO and Director of the Company and the Bank	2006	260,000	—	—	—	130,000	—	33,018	423,018
Kitty B. Payne	2007	155,000	—	—	5,681	29,000	—	15,944	205,625
Executive Vice President and Chief Financial Officer of the Company and the Bank	2006	135,769	—	—	5,681	63,400	—	10,057	214,907
David H. Zabriskie	2007	169,959	—	—	5,681	33,000	—	18,962	227,602
Executive Vice President and Chief Lending Officer of the Bank	2006	145,961	—	—	5,681	67,800	—	11,342	230,784

(1) The amounts in this column reflect the dollar amount recognized as compensation expense for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS No. 123(R) which outlines the accounting requirements for awards pursuant to the Plan and include amounts from awards granted prior to 2007. Assumptions used in the calculation of this amount for the fiscal year ended December 31, 2007, are included in footnote 2 to the Company's audited financial statements for the fiscal year ended December 31, 2007, included in the Company's Annual Report on Form 10-K.

(2) Amounts awarded for the fiscal year under the FNIP were paid in the subsequent fiscal year.

(3) All other compensation for 2007 includes the following items: (a) company contributions under the 401k plan, (b) car allowance or value attributable to personal use of Company provided automobiles, (c) club dues, (d) premiums for the portion of the death benefits shared by the Company with the named executive officers pursuant to bank owned life insurance, (e) premiums for life, accident and long-term disability insurance policies (f) the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 for shares allocated to each named executive officer under the First National Employee Stock Ownership Plan, and (g) in the case of Mr. Calvert, premiums for keyman life insurance and medical and dental insurance coverage. The amount attributable to each such perquisite or benefit for each named executive officer does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by such named executive officer.

Employment Agreements

The Company recognizes that the named executive officers' contributions to the growth and success of the Company are substantial. The Company desires to provide for the continued employment of the named executive officers, to reinforce and encourage the continued dedication of these individuals to the company and to promote the best interest of the Company and its shareholders.

On September 10, 2004, First National Bancshares, Inc., and its wholly-owned subsidiary, First National Bank of the South, entered into an employment agreement with Jerry L. Calvert to serve as the President and Chief Executive Officer of the Company and its bank subsidiary. This agreement is for a term of three years and is extended automatically at the end of each year so that the remaining term continues to be three years. Under the agreement, Mr. Calvert receives a base salary of not less than $160,000 per year, which may be increased from time to time with the approval from the board of directors. He also receives his medical insurance premium. He is eligible to receive an annual cash bonus of up to 50% of his base salary based on the accomplishment of performance goals established by the board of directors. Mr. Calvert is entitled to a term life insurance policy in the amount of $500,000 payable to his designated beneficiaries and an accident liability policy totaling $1,000,000. Mr. Calvert is entitled to receive an automobile or an automobile allowance, to participate in all retirement, welfare, and other benefit plans of the Company and the bank and to payment of club dues. During his employment and for a period of one year thereafter, or during any period that Mr. Calvert is receiving a severance payment under the agreement, he is prohibited from (a) competing with the Company or the bank within a radius of 40 miles of the main office or any branch or loan production office; (b) soliciting the Company's or the bank's customers for a competing business; or (c) soliciting the company's or bank's employees for a competing business.

If we terminate the employee agreement for Mr. Calvert without cause before or after a change in control, or if Mr. Calvert terminates his agreement for good reason within the 90-day period beginning on the 30th day after a change in control or within the 90-day period beginning on the one year anniversary of a change in control, he will be entitled to severance in an amount equal to his then current monthly base salary multiplied by 36 (24 for a termination without cause), plus any bonus which may have been earned or accrued through the date of termination (including any amounts awarded for previous years but which were not yet vested) and a pro rata share of any bonus with respect to the current fiscal year which may have been earned as of the date of termination.

On January 31, 2005, First National Bancshares, Inc. and its wholly owned subsidiary, First National Bank of the South, entered into employment agreements with Kitty B. Payne and David H. Zabriskie. Pursuant to the agreements, Ms. Payne serves as an Executive Vice President and the Chief Financial Officer of the company and the bank and receives a minimum annual base salary of $104,000 and David Zabriskie serves as an Executive Vice President and Senior Lending Officer of the bank and receives a minimum annual base salary of $112,000. Each executive's annual base salary may be increased from time to time with the approval of the Board of Directors, but may not be decreased.

Each agreement is for a term of two years and is extended automatically at the end of each year so that the remaining term continues to be two years; however, the executive or the employer may at any time fix the term to a finite period of two years. Each executive is entitled to participate in all employee benefit plans or programs of the Company and its bank subsidiary, as well as club dues. In addition, the terms of the agreement entitle Mr. Zabriskie to the use of an automobile owned or leased by the bank. During each executive's employment and for a period of one year thereafter, each executive is prohibited from (a) competing with the company or the bank within a radius of 30 miles of any office or branch; (b) soliciting the Company's or bank's customers for a competing business; or (c) soliciting the Company's or the bank's employees for a competing business. Notwithstanding the foregoing, each executive may serve as an officer of or consultant to a depository institution or holding company with offices in the restricted territory, if such employment does not involve the restricted territory. In consideration for the restrictive covenants, each executive received stock options for 3,975 shares with an exercise price of $16.04 per share.

If we terminate the employment agreements for Ms. Payne or Mr. Zabriskie without cause before or after a change in control or if Ms. Payne or Mr. Zabriskie terminate their agreement for good reason within the 90-day period beginning on the 30th day after a change in control, they will be entitled to severance in an amount equal to their then current monthly base salary multiplied by 12, plus any bonus which may have been earned or accrued through the date of termination (including any amounts awarded for previous years but which were not yet vested) and a pro rata share of any bonus with respect to the current fiscal year which may have been earned as of the date of termination.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2007, as well as the related exercise prices and expiration dates. Options are granted pursuant to the Plan.

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Name	Exercisable	Non-exercisable							
Jerry L. Calvert . .	153,117	—	—	$ 3.92	3/27/2010	—	—	—	—
	—	—	—	—	—	500	$6,570	—	—
Kitty B. Payne . . .	12,759	—	—	$ 3.92	3/27/2010	—	—	—	—
	2,551	—	—	$ 4.23	12/3/2011	—	—	—	—
	1,701	2,552	—	$14.99	1/31/2015	—	—	—	—
	—	—	—		—	311	$4,082		
David H. Zabriskie	25,519	—	—	$ 3.92	3/27/2010	—	—	—	—
	2,551	—	—	$ 4.23	12/3/2011	—	—	—	—
	1,701	2,552	—	$14.99	1/31/2015	—	—	—	—
	—	—	—		—	340	$4,468		

(1) Options granted pursuant to the Plan expire ten years from the date of grant and vest at a rate of 20% each year on the first five anniversaries of the date of grant.

(2) Each named executive officer fully vests in the shares allocated pursuant to the First National Employee Stock Ownership Plan after seven years of service with 20% of the shares allocated vesting each year, beginning with the third year of service. As of December 31, 2007, each named executive officer had been credited with four years of service.

Option Grants in Last Fiscal Year

For the year ended December 31, 2007, no options were granted to the named executive officers.

Director Compensation

The following table shows the fees paid to each of our elected directors for board meeting and committee meeting attendance in 2007.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
C. Dan Adams	$20,400	—	—	—	—	—	$20,400
Mellnee Buchheit	10,200	—	—	—	—	—	10,200
Jerry L. Calvert	—	—	—	—	—	—	—
Martha Chapman	13,200	—	—	—	—	—	13,200
W. Russel Floyd, Jr.	11,400	—	—	—	—	—	11,400
C. Tyrone Gilmore, Sr.	14,600	—	—	—	—	—	14,600
Gaines W. Hammond, Jr.	18,500	—	—	—	—	—	18,500
Benjamin Hines	18,900	—	—	—	—	—	18,900
William Hudson	19,800	—	—	—	—	—	19,800
Norman Pulliam	15,300	—	—	—	—	—	15,300
Peter Weisman	11,800	—	—	—	—	—	11,800
Donald B. Wildman	12,400	—	—	—	—	—	12,400
Coleman L. Young, Jr.	$22,100	—	—	—	—	—	$22,100

During 2007, we paid our outside directors $700 for each board meeting they attended and $400 for each committee meeting they attended.

Security Ownership of Certain Beneficial Owners and Management

The following table shows how much of our common stock is considered to be beneficially owned by the directors, named executive officers, and owners of more than 5% of the outstanding common stock, as of March 31, 2008. During the initial public offering completed in February of 2000, each organizer received a warrant to purchase two shares of common stock at a purchase price of $3.92 per share for every three shares purchased by that organizer in the offering, for a total of 799,611 shares. As part of the acquisition of Carolina National, four new directors were added to First National's board. The stock options granted to these directors under Carolina National's stock option plan vested immediately upon the effective date of the merger and are included in the Right to Acquire figures presented below. In addition to the options granted to the four new directors, the Right to Acquire figures include options previously granted to the named executive officers. These figures reflect the 3-for-2 stock splits distributed on March 1, 2004, and January 18, 2006, the 6% stock dividend distributed on May 16, 2006, and the 7% stock dividend distributed on March 30, 2007. The warrants, which are represented by separate warrant agreements, vested over a five-year period beginning on February 10, 2001, and are exercisable in whole or in part until February 10, 2010. Unless otherwise indicated, the address of each beneficial owner is c/o First National Bancshares, Inc., 215 North Pine Street, Spartanburg, South Carolina 29302.

Name	Shares Beneficially Owned[1]	Right To Acquire[2]	Percent[3]
C. Dan Adams[4]	145,010	85,065	3.55%
Mellnee G. Buchheit	84,648	51,039	2.10%
Jerry L. Calvert[5]	79,110	204,156	4.29%
Martha C. Chapman	80,582	—	1.26%
W. Russel Floyd, Jr.[6]	96,339	51,039	2.28%
Dr. C. Tyrone Gilmore, Sr.	25,835	17,013	0.67%
Dr. Gaines W. Hammond, Jr.[7]	260,305	—	4.07%
Benjamin R. Hines[8]	114,270	71,455	2.87%
William A. Hudson[9]	159,859	102,078	4.03%
I.S. Leevy Johnson	16,970	2,248	0.30%
Kitty B. Payne[10]	12,760	17,808	0.48%
Norman F. Pulliam	178,050	102,078	4.31%
Joel A. Smith	25,860	2,935	0.45%
Robert E. Staton, Sr.	22,628	2,935	0.40%
William H. Stern	107,765	4,563	1.75%
Peter E. Weisman[11]	87,446	56,143	2.22%
Donald B. Wildman[12]	59,236	34,026	1.45%
Coleman L. Young, Jr.[13]	70,887	42,533	1.76%
David H. Zabriskie	6,590	30,568	0.58%
All directors & executive officers as a group (19 persons)	1,634,150	877,682	34.50%

(1) Includes shares for which the named person:

- has sole voting and investment power,
- has shared voting and investment power with a spouse or other family member in trust, or
- holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.
- does not include shares that may be acquired by exercising stock options or warrants.

(2) Includes shares that may be acquired within the next 60 days by exercising vested stock options or warrants, but does not include any other stock options or warrants.

(3) Based on 3,724,548 shares of common stock of the Company outstanding as of the record date of March 31, 2007, plus the number of shares which the named person exercising all options or warrants has the right to acquire within 60 days, but that no other persons exercise any options or warrants.

(4) Includes 84 shares in trust each for Carey Adams and Abby Adams, in which he acts as custodian. Includes 75,257 shares pledged as collateral for loans.

(5) Includes 254 shares owned by his son Jerry Calvert, Jr., 254 shares owned by his son Timothy R. Calvert and 254 shares owned by his daughter Casey M. Calvert, all in a trust in which he acts as trustee. Includes 15,056 shares pledged as collateral for loans.

(6) Includes 2,971 shares in trust each for Whitley Stevens Floyd and Frances Hunter Floyd, in which he acts as custodian.

(7) Includes 127,000 shares pledged as collateral for loans.

(8) Includes 107,182 shares held in the name of The Hines Family Ltd Partnership, of which Mr. Hines is the sole voting member.

(9) Includes 5,103 shares in trust each for Alexa S. Hudson, Lanie Ann Hudson, William Alex Hudson, III, John M. Hammond, Lillian Grace Hammond and Ross H. Hammond. Also includes 129,241 shares held via William A. Hudson Limited Family Partnership, LLC. Includes 129,241 shares pledged as collateral for loans.

(10) Includes 12,759 shares pledged as collateral for loans.

(11) Includes 680 shares in trust for William Desvallees and 680 shares for Lucie Desvallees for which he acts as custodian.

(12) Includes 1,095 shares in trust for William Reid Wildman for which he acts as custodian.

(13) Includes 63,799 shares held in the name of the Coleman Young Family Limited Partnership, of which Mr. Young is the sole owner and voting member.

Corporate Governance

We periodically review our corporate governance policies and procedures which are designed to establish high standards of ethical conduct and provide that we report results with accuracy and transparency and maintain full compliance with the laws, rules and regulations that govern our operations. As part of this periodic review, the Board of Directors reviews and adopts best corporate governance policies and practices for us.

Code of Ethics

We have adopted a Code of Ethics that is designed to ensure that our directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics requires that our directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our best interest. Under the terms of the Code of Ethics, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Ethics.

As a mechanism to encourage compliance with the Code of Ethics, we have adopted a policy regarding our method of receiving, retaining and treating complaints received regarding accounting, internal accounting controls or auditing matters. This policy ensures that employees may submit concerns in good faith regarding questionable accounting or auditing matters in a confidential and anonymous manner without fear of dismissal or retaliation of any kind. A copy of the Code of Ethics can be found on our website, www.firstnational-online.com.

Meetings and Committees of the Board of Directors

Our Board of Directors has appointed a number of committees, including an audit committee, compensation committee, and a nominating committee. During the year ended December 31, 2007, our board and our bank's board of directors held twelve meetings one of which included an executive session with our independent auditors. The Board of Directors has determined, based on recommendation from the audit committee, that each of our directors is independent, as contemplated in the listing standards of the NASDAQ Global Market, except our CEO due to his service as our employee and Donald B. Wildman due to his role in the management of related party entities. All of our directors and the directors of the bank attended at least 75% of the aggregate of such board and committee meetings. All of our directors attended our 2007 annual meeting. Our board has adopted an attendance policy which requires our directors to attend the annual meeting unless the absence is excused in advance by our board chairman. We have established a process for our shareholders to send communications to our directors. Each of our directors may receive mail at the location of our principal executive offices at 215 North Pine Street, Spartanburg, South Carolina 29302.

The audit committee is composed of Coleman L. Young, Jr., William A. Hudson, Mellnee Buchheit, Dr. C. Tyrone Gilmore, Sr., Benjamin R. Hines, C. Dan Adams, and W. Russel Floyd, Jr. The audit committee met four times in 2007. Each member is considered independent as contemplated in the listing standards of the NASDAQ Global Market.

The functions of the audit committee are set forth in its charter, which is included as Appendix A. The initial charter was adopted in March 2000 and was most recently ratified in February 2007 with no amendments to the version filed with the Company's proxy statement for the 2008 Annual Meeting of Shareholders. The audit committee has the responsibility of reviewing our financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The audit committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The audit committee reports its findings to the board of directors.

The compensation committee is composed of William A. Hudson, Mellnee Buchheit, Martha C. Chapman, Norman F. Pulliam, Gaines W. Hammond, Jr., M.D. and Coleman L. Young, Jr. The compensation committee met five times in 2007. Each member is considered independent as contemplated in the listing standards of the NASDAQ Global Market. The compensation committee does not operate under a formal charter. The compensation committee has the authority to make recommendations to the Board of Directors regarding the salaries, bonuses and equity plan participation levels for our named executive officers and is responsible for establishing, implementing and monitoring all compensation policies of the Company and its bank subsidiary, First National Bank of the South. The compensation committee also has the authority to review and make recommendations to the Board of Directors with respect to employment agreements, severance arrangements and retirement plans for the named executive officers, to oversee the design and administration of equity-based and incentive compensation plans and otherwise to review and approve compensation plans. The compensation committee does not delegate any of its authority to any executive officer of the Company. Together with the full board of directors, the compensation committee evaluates the performance of our Chief Executive Officer ("CEO") and, with input from the CEO, evaluates the performance of the Company's other named executive officers and approves the resulting compensation levels for these individuals. The CEO does not participate in any discussion or review by the compensation committee or Board of Directors regarding his own compensation.

The nominating committee is composed of Gaines W. Hammond, Jr., M.D., C. Dan Adams, W. Russel Floyd, Coleman L. Young, Jr., and William A. Hudson. Each member is considered independent as contemplated in the listing standards of the NASDAQ Global Market. The nominating committee acts under a written charter adopted by the board of directors. A copy of the charter is available in the investor relations section of our website at www.firstnational-online.com. The nominating committee met one time in 2007.

Our nominating committee will consider director candidates recommended by shareholders who submit nominations in accordance with our bylaws. In evaluating such recommendations, the committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our boards. While no single qualification is determinative, the nominating committee shall consider the skills and background needed by the Company and possessed by the person, diversity of the board, actual or potential conflicts of interest, and the willingness and ability to devote time and energy to the duties of a director. The nominating committee uses these criteria in evaluating the qualifications of director candidates in addition to any other factor relevant to a person's potential service on the Board of Directors. The nominating committee reviews and reassesses at least annually director fees and qualifications and recommends any proposed changes to the Board of Directors.

Shareholders must deliver nominations in writing either by personal delivery or by United States mail, postage prepaid, return receipt requested, to the Secretary of the company no later than (i) with respect to an election to be held at an annual meeting of shareholders, ninety days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, following the close of business on the seventh day after notice of the date on which notice of such special meeting is given to shareholder. Each notice shall set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission ("SEC"), had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

Our nominating committee uses a variety of methods for identifying and evaluating nominees for director. The nominating committee regularly assesses the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the nominating committee considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board, and may be considered at any point during the year. The nominating committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the nominating committee uses the qualifications and standards discussed above and seeks to achieve a balance of knowledge, experience and capability on the board of directors.

Report of the Audit Committee of the Board

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate the information contained in the report by reference, and shall not be deemed filed under such Acts.

The audit committee has reviewed and discussed with management the audited financial statements. Management has represented to the audit committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The audit committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61. The audit committee has received from the independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and has discussed with our independent auditors the independent registered public accounting firm's independence from us and our management. In reliance on the reviews and discussions referred to above, the audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on SEC Form 10-K for the fiscal year ended December 31, 2007, for filing with the SEC.

The audit committee does not include an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission as no individual committee member meets the five attributes and qualifies as an "audit committee financial expert". However, we believe that our committee members collectively are capable of (i) understanding accounting principles generally accepted in the United States of America ("GAAP") and financial statements, (ii) assessing the general application of GAAP in connection with the accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding internal controls and procedures for financial reporting, and (v) understanding audit committee functions, all of which are attributes of an audit committee financial expert under the rule adopted by the SEC. However, to qualify as an audit committee financial expert under these new rules, an individual must also have experience preparing, auditing, analyzing, or evaluating financial statements for a company similar to ours, such as a former chief financial officer or auditor of a community bank. The Board of Directors believes that each current member of our audit committee is fully qualified to monitor the performance of management, the public disclosures by the Company of its financial condition and performance, our internal accounting operations, and our independent registered public accounting firm.

The report of the audit committee is included herein at the direction of its members Coleman L. Young, Jr., Mellnee Buchheit, Dr. C. Tyrone Gilmore, Sr., William A. Hudson, Benjamin R. Hines, C. Dan Adams, and W. Russel Floyd, Jr. Each of these members is considered independent as contemplated in the listing standards of the NASDAQ Global Market.

Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit committee recommends to the Board of Directors the appointment of the independent registered public accounting firm for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent registered public accounting firm the results of the audit and management's responses. The audit committee has adopted pre-approval policies and procedures for audit and non-audit services. The pre-approval process requires all services to be performed by our independent registered public accounting firm to be approved in advance by the audit committee, regardless of amount. These services may include audit services, audit related services, tax services and other services. As part of the pre-approval process, the audit committee considers the nature of the services to be provided and evaluates the likelihood that the approval of these services will impair the independence of the independent registered public accounting firm in determining whether to approve the services to be performed by the independent registered public accounting firm.

Consolidated Audit Fees

The aggregate fees billed for professional services rendered by Elliott Davis, LLC during the years ended 2007 and 2006 for audit of our annual financial statements and reviews of those financial statements included in our quarterly reports filed on SEC Forms 10-Q and 10-QSB, as well as Forms 10-K and 10-KSB, respectively, totaled $60,000 and $46,260, respectively.

Audit — Related Fees

The aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, rendered by Elliott Davis, LLC during the year ended December 31, 2007 and 2006, were $116,100 and $11,200. For the year ended December 31, 2007, these services include the assistance related to reviewing and analyzing the tax and accounting treatment of the sale/leaseback transactions completed in February and October 2007. For the year ended December 31, 2007, these services also included the assistance related to providing comfort regarding the secondary offering of our common stock completed in July 2007 and the review of the prospectus/joint proxy filed in November 2007 for our acquisition of Carolina National Corporation.

Tax Fees

We did not engage the independent registered public accounting firm to provide, and the independent registered public accounting firm did not bill for, any tax services during the years ended December 31, 2007 or 2006.

All Other Fees

We did not engage the independent registered public accounting firm to provide, and the independent registered public accounting firm did not bill for, any other services during the years ended December 31, 2007 or 2006.

Certain Relationships and Related Transactions
Interests of Management and Others in Certain Transactions

We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. In February 2007, we entered into a transaction with a related party entity to sell and subsequently lease back from the entity certain real properties previously owned by our bank subsidiary for a price of $5,450,000. The related party entity is a limited liability company owned by a group of nine investors who serve as non-management directors of the Company and our bank subsidiary as follows: Gaines W. Hammond, Jr., M.D., Benjamin R. Hines, C. Dan Adams, Norman F. Pulliam, Mellnee Buchheit, the Coleman Young Family Limited Partnership, Weisman Associates Limited Partnership, a limited partnership of which Peter E. Weisman is the sole owner and voting member, Donald B. Wildman (as managing member) and W. Russel Floyd, Jr. Each investor has a one/ninth interest in the limited liability company. The transaction was approved by the Board of Directors of our bank subsidiary.

In October 2007, we entered into a transaction with a related party entity to sell and subsequently lease back from the entity certain real properties previously owned by our bank subsidiary for a price of $3.6 million. The related party entity is a limited liability company owned by a group of nine investors who serve as non-management directors of the Company and our bank subsidiary as follows: C. Dan Adams, Norman F. Pulliam, Donald B. Wildman (as managing member), Mellnee Buchheit, the Coleman Young Family Limited Partnership, Peter E. Weisman, William A. Hudson and Benjamin R. Hines. Each investor/director has a one/eighth interest in the limited liability corporation. The transaction was approved by the Board of Directors of our bank subsidiary.

It is our policy that these related party transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectability nor present other unfavorable features to us or the bank. Loans to individual directors and officers must also comply with our bank subsidiary lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors. Director independence is reviewed on an annual basis by the audit committee.

The Company has a written policy contained in its Code of Ethics which describes the procedures for reviewing transactions between the Company and its directors and executive officers, their immediate family members and entities with which they have a position or relationship. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director of executive officer.

The Company annually requires each of its directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions. The Company's management annually reviews all transactions and relationships disclosed in the director and officer questionnaires, and the Board of Directors makes a formal determination regarding each director's independence under NASDAQ Global Market listing standards and applicable SEC rules.

In addition, the Company's bank subsidiary is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The bank is also subject to the provisions of Section 23B of the Federal Reserves Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. Under Regulation O, the bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

In addition to the annual review, the Company's Code of Ethics requires that the Company's CEO be notified of any proposed transaction involving a director or executive officer that may present an actual or potential conflict of interest, and that such transaction be presented to and approved by the audit committee. Upon receiving any notice of a related party transaction involving a director or executive officer, the CEO will discuss the transaction with the Chair of the Company's audit committee. If the likelihood exists that the transaction would present a conflict of interest or, in the case of a director, impair the director's independence, the audit committee will review the transaction and its ramifications. If, in the case of a director, the audit committee determines that the transaction presents a conflict of interest or impairs the director's independence, the Board of Directors will determine the appropriate response. If, in the case of an executive officer, the audit committee determines that the transaction presents a conflict of interest, the audit committee will determine the appropriate response.

Section 16(a) Beneficial Ownership Reporting Compliance

As required by Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers and certain other individuals are required to report periodically their ownership of our common stock and any changes in ownership to the SEC. Based on a review of Forms 3, 4, and 5 and any written representations made to us, it appears that these forms were filed in a timely fashion during 2007.

Independent Registered Public Accounting Firm

We have selected Elliott Davis, LLC to serve as our independent registered public accounting firm for the year ending December 31, 2008. We expect that a representative from this firm will be present and available to answer appropriate questions at the annual meeting and will have the opportunity to make a statement if he or she desires to do so.

Proposal No. 2: Approval of Adoption of the 2008 First National Bancshares, Inc. Restricted Stock Plan

On March 17, 2008, our board of directors adopted, subject to shareholder approval, the 2008 First National Bancshares, Inc. Restricted Stock Plan that provides for the grant of stock awards to our employees, directors, and consultants. A total of 320,000 shares of common stock have been reserved for issuance pursuant to awards under the plan, subject to the anti-dilution provisions of the plan. The following summary of the material features of the plan is qualified in its entirety by reference to the copy of the plan which is attached as Appendix B to this proxy statement.

Purpose of the Plan

We believe we have been able to attract highly qualified personnel in the past in part through the use of stock option grants, and that it is desirable to have the continued ability to attract additional personnel and to return and reward exceptional performance by employees through other awards that encourage stock ownership and proprietary interest in the company. The board believes that the plan would provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the company rest, and whose present and potential contributions to the company are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the company. By providing such individuals with additional incentive and reward opportunities, the board believes that the plan will enhance the profitable growth of the company.

Administration of the Plan

The plan provides that it is to be administered by a committee appointed by the board and comprised of two or more "outside" directors, within the meaning of section 162(m) of the Internal Revenue Code of 1986 and within the meaning of the term "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934. The board has appointed the compensation committee to perform the duties of the committee under the plan. The committee will administer the plan and will have sole authority, in its discretion, to determine which employees, consultants or directors will receive awards under the plan, the number of shares to be subject to each award, and the forfeiture restrictions (as defined below) for each award. The committee will have such additional powers delegated to it under the plan, including the power to construe the plan and the restricted stock agreements executed with recipients of awards thereunder and to determine the terms, restrictions, and provisions of each agreement. The committee may also correct any defect or supply any omission or reconcile any inconsistency in the plan or in any agreement in the manner and to the extent it will deem expedient to carry it into effect. The determinations of the committee on these matters will be conclusive.

The plan provides for awards of "restricted stock," consisting of shares of common stock which are issued to the participant at the time the award is made or at some later date, which shares are subject to certain restrictions against disposition and certain obligations to forfeit such shares to the company under certain circumstances (the "Forfeiture Restrictions"). The Forfeiture Restrictions, which may be different for each award, will be determined by the committee in its sole discretion, and the committee may provide that the Forfeiture Restrictions will lapse upon:

(1) the attainment of one or more performance targets established by the committee based upon, among other things, share price, earnings per share, market share, sales, net income, return on investment, economic value added or return on shareholders' equity;

(2) the participant's continued employment with the company or continued services as a consultant or director for a specified period of time;

(3) the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion; or

(4) a combination of any of the foregoing.

Restricted stock awarded pursuant to an award will be represented by a stock certificate registered in the name of the participant. Unless otherwise provided in an agreement, the participant will have the right to receive dividends, if any, with respect to such shares of restricted stock, to vote such shares and to enjoy all other shareholder rights, except that we will retain custody of the stock certificate and the participant may not sell, transfer, pledge or otherwise dispose of the restricted stock until the Forfeiture Restrictions have expired. A breach of the terms and conditions established by the committee pursuant to an award will cause a forfeiture of the award. The committee expects that participants generally will not be required to make any payment for common stock received pursuant to an award, except to the extent otherwise determined by the committee or required by law.

The committee may, in its discretion, fully vest any or all restricted stock awarded to a participant under an award and, upon such vesting, all Forfeiture Restrictions applicable to the award will terminate. Any such action by the committee may vary among individual participants and may vary among awards held by any individual participant. The committee may not, however, take any such action with respect to an award that has been granted to a "covered employee," within the meaning of Treasury Regulation Section 1.162-27(c)(2), if such award has been designed to meet the exception for performance-based compensation under Section 162(m) of the Code.

At the time any award is made, the company and the participants will enter into a restricted stock agreement setting forth the terms of the award and such other matters as the committee may determine to be appropriate. The terms and provisions of the restricted stock agreements need not be identical, and the committee may, in its sole discretion, amend an outstanding restricted stock agreement at any time in any manner that is not inconsistent with the provisions of the plan. The maximum number of shares that may be subject to awards granted to any one participant may not exceed 100% of the aggregate number of shares of common stock that may be issued under the plan (as adjusted from time to time in accordance with the provisions of the plan).

Amendment and Termination of the Plan

The board in its discretion may terminate the plan at any time with respect to any shares of common stock for which awards have not been granted. The board will have the right to alter or amend the plan or any part thereof at any time, except that it may not change any award granted that would impair the rights of the participant without the consent of the participant and it may not, without approval of our shareholders, (1) amend the plan to increase the maximum aggregate number of shares that may be issued under the plan or change the class of individuals eligible to receive awards under the plan or (2) amend or delete the provision of the plan pertaining to the last sentence of the fourth paragraph under "— Administration of the Plan," above. Except for awards then outstanding, the plan will terminate and no further awards will be granted after the expiration of 10 years following the date of its adoption by the board, if not earlier terminated.

Capital Changes

In the event of a stock dividend, stock split, reorganization, merger, recapitalization or other change affecting the common stock, such proportionate adjustments, if any, as the committee deems appropriate, will be made with respect to (1) the aggregate number of shares of common stock that may be issued under the plan, (2) the number of shares issuable pursuant to each outstanding award made under the plan, and (3) the maximum number of shares that may be subject to awards granted to any one individual under the plan.

Tax Effects of Participation in the Plan

Under the Internal Revenue Code as presently in effect, a participant generally will not recognize any income for federal income tax purposes at the time an award is made, nor will the company be entitled to a tax deduction at that time, unless the participant elects to recognize income at the time the award is made. If the participant does not make such election, the value of the common stock will be taxable to the participant as ordinary income in the year in which the Forfeiture Restrictions lapse with respect to such shares of stock. We have the right to deduct, in connection with all awards, any taxes required by law to be withheld and to require any payments required to enable it to satisfy our withholding obligations. We will generally be allowed an income tax deduction equal to the ordinary income recognized by the participant at the time of such recognition.

We may not deduct compensation of more than $1,000,000 that is paid in a taxable year to certain "covered employees" as defined in Section 162(m) of the Code. The deduction limit, however, does not apply to certain types of compensation, including qualified performance-based compensation. Compensation attributable to awards currently contemplated by the committee under the plan will generally not be qualified performance-based compensation and therefore will be subject to the deduction limit.

Under Section 280G of the Code, we may not deduct certain compensation payable in connection with a change of control. The acceleration of vesting of awards in conjunction with a change of control of the company may be limited under certain circumstance thereby avoiding nondeductible payments under Section 280G.

Plan Benefits

Because no awards have been granted under the plan as of the date of this proxy statement and all awards will be granted at the discretion of the committee, it is not possible for us to determine and disclose the amounts of awards that may be granted to the named executive officers and the executive officers as a whole, if the plan is approved.

Reasons for Authorization and Vote Required

The plan is being submitted to the shareholders for approval pursuant to Section 162(m) of the Code and the rules of The NASDAQ National Market. It is possible that some awards under the plan may constitute qualified performance-based compensation for purposes of Section 162(m) of the Code, although it is generally intended that most awards will not constitute such performance-based compensation.

The Board of Directors Recommends a Vote "For" Approval of the Restricted Stock Plan.

Assuming the presence of a quorum, the affirmative vote of a majority of the total votes cast on the proposal is required to approve the plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[(1)]	299,965	$7.04	100,355
Equity compensation plans not approved by security holders[(2)]	663,509	$3.92	--
Total	963,474	$4.89	100,355

(1) Pursuant to the Merger Agreement approved at special meetings of the First National and Carolina National shareholders held in December of 2007, an additional 141,346 shares of common stock are reserved for issuance upon the exercise of options outstanding as of the effective date of the Merger that were converted into options to purchase shares of First National common stock.

(2) Each of our organizers received, for no additional consideration, a warrant to purchase two shares of common stock for $3.92 per share (adjusted for 3 for 2 stock splits distributed on January 18, 2006, and March 1, 2004, and 6% stock dividend distributed May 16, 2006 and the 7% stock dividend distributed on March 30, 2007) for every three shares purchased during our initial public offering completed in February 2000. The warrants are represented by separate warrant agreements. One-fifth of the warrants vested on each of the first five anniversaries of the completion of the offering and they are exercisable in whole or in part during the ten-year period following that date. The warrants may not be assigned, transferred, pledged or hypothecated in any way. The shares issued pursuant to the exercise of such warrants are transferable, subject to compliance with applicable securities laws. If the OCC or the FDIC issues a capital directive or other order requiring the bank to obtain additional capital, the warrants will be forfeited if not immediately exercised.

Shareholder Proposals for the 2008 Annual Meeting of Shareholders

If shareholders wish to include a proposal in our proxy statement relating to the 2009 annual meeting, they must deliver a written copy of their proposal to our principal executive offices no later than November 21, 2008. To ensure we have prompt receipt, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials.

Any shareholder proposal to be made at our annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered to our principal executive offices not less than 30 nor more than 60 days before the annual meeting provided, however, that if less than 31 days' notice of the meeting is given to shareholders, such written notice must be delivered no later than 10 days after notice of the annual meeting is mailed to shareholders.

April 16, 2008

Appendix A

First National Bancshares, Inc.
Charter of the Audit Committee of the Board of Directors

Audit Committee Charter

The Board of Directors of the Company has delegated to the Audit Committee the Board's responsibility for monitoring the audit function of the Company, which includes the selection of independent auditors, determination of the independence of the independent auditors, and internal auditing and internal accounting controls.

Members of the Audit Committee shall discharge their committee duties using their business judgment in accordance with standards prescribed for directors by applicable state corporate law and rules adopted from time to time by the Securities and Exchange Commission.

Membership of the Audit Committee

The Audit Committee is made up of three or more members of the Board of Directors who meet applicable independence standards and have the ability to read and understand basic financial statements.

Members of the Audit Committee are encouraged to make use of training opportunities and consultants to enhance their ability to perform their committee responsibilities.

Scope of Responsibilities

1. Recommend to the Board of Directors the selection of the Company's independent accountants, who shall be accountable to the Board of Directors and the Audit Committee, and, when appropriate, their dismissal.
2. Review with the independent accountants their independence under applicable standards of independence and report the results of the review to the Board of Directors.
3. On an annual basis, in conjunction with commencement of the annual audit, review the independent auditors' audit plan and consider its scope, staffing, reliance upon management and internal audit functions, general audit approach, and the methods, practices, and policies governing the audit work.
4. Review the budget, audit plans, changes in audit plans, activities, organizational structure, and qualifications of the internal audit department, as needed.
5. Approve all fees and other compensation (subject to de minimis exceptions as defined by law for non-audit services) to be paid to the independent auditors.
6. Pre-approve all audit and non-audit services (subject to de minimis exceptions as defined by law for non-audit services) provided by the independent auditors in accordance with applicable regulations. The Audit Committee may delegate its authority to pre-approve nonaudit services to one or more designated Audit Committee members. The decisions of the designated member(s) shall be presented to, and ratified by, the full Audit Committee at the next subsequent meeting.
7. In consultation with management, the independent auditors, and the internal auditors, review management's periodic evaluations of the Company's financial reporting processes and controls, including disclosure controls and procedures and internal controls, and all reports or attestations of the independent auditors on the Company's internal controls. Review significant financial risk exposures identified in such reports and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors and the internal audit department together with management's responses.
8. Meet with the independent accountants to review: (a) any problems encountered in the audit including any restrictions imposed by management; and (b) the adequacy and effectiveness of administrative, operating and accounting policies of the Company. Establish a communications channel for the independent accountants to be able to contact the Audit Committee directly without going through management.

9. Meet with the internal auditors to review: (a) any problems encountered in internal audits including any restrictions imposed by management; and (b) the adequacy and effectiveness of administrative, operating, and accounting policies of the Company. Establish a communications channel for the internal auditors to be able to contact the Audit Committee directly without going through management.

10. Review and approve all significant proposed accounting changes.

11. Review and discuss with management and the independent auditors the Company's annual audited financial statements prior to the filing of its Form 10-K, including disclosures made in the "Management's Discussion and Analysis or Plan of Operation." Report to the Board of Directors the Audit Committee's recommendation of whether to include the audited financial statements in the Company's Annual Report on Form 10-K.

12. Review and discuss with management and the independent auditor the Company's quarterly financial statements prior to the filing of its Form 10-QSB, including disclosures made in the "Management's Discussion and Analysis or Plan of Operation."

13. Investigate any matter which the Audit Committee deems to be in the interest of the Company and report its findings to the Board of Directors.

14. Review and approve any Audit Committee report to be included in the Company's proxy statement.

15. Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).

16. Discuss with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

17. Prior to releasing the annual audit report, discuss with the independent auditor the matters required to be discussed by Statement and Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

18. Review with the Chief Executive Officer, President, Chief Financial Officer, financial and other relevant management, and the independent auditors the Company's annual and quarterly certifications as required by applicable regulations. Discuss (1) any significant deficiencies identified to the Audit Committee in the design or operation of financial accounting, reporting, disclosure controls and procedures, and internal controls, (2) the process used by the officers to certify the annual and quarterly reports, (3) any material issues or risk exposures identified during the certification process, and (4) the steps management has taken to monitor, control, and report such exposures and control deficiencies.

19. Receive and review with the independent auditors quarterly reports, and other reports if requested by the Audit Committee from time to time, prepared by the independent auditors concerning (i) the critical accounting policies and practices of the Company and (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management and the ramifications and preferred treatment of such information. Direct the independent auditors to provide to the Audit Committee, at the time they are sent to management, all material written communications between the independent auditors and management.

20. At least annually, obtain and review a report by the independent auditors describing (1) the independent auditors' internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review or peer review of the independent auditors or by any

inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues, and (3) all relationships between the independent auditors and the Company, so that the Audit Committee can assess the auditors' independence.

21. Ensure the rotation of the audit partners as required by law. At least annually, review and discuss with the independent auditors all relationships they have with the Company, including the provision of non-audit services, and the necessity for rotation of independent auditor personnel.

22. Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters. Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

23. Establish policies concerning the employment of employees and former employees of the independent auditors, including policies addressing legal requirements.

24. Review related party transactions on a quarterly basis and approve only those which do not create or intensify existing conflicts.

Audit Committee Activities

1. The Audit Committee shall meet upon the call of its chairman and at such other times as it shall determine.

2. Meetings of the Audit Committee shall be open only to members of the Audit Committee and those invited to be present by the Audit Committee.

3. The Audit Committee is authorized to employ and consult with accountants, attorneys, and other professionals to assist it.

4. The Audit Committee may meet together with the audit committees of the Company's subsidiaries but no person who is not a member of the Company's audit committee shall be entitled to vote on any matter considered by the Audit Committee.

5. The Audit Committee shall have unlimited access to all employees, books, and records of the Company.

6. The Audit Committee shall report its activities and recommendations to the Board of Directors at any regular or special meeting of the Board of Directors.

7. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

8. Discuss with the Company's general counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies.

Amendment or Repeal of Charter

The Board of Directors may amend or repeal this Charter and the duties of the Audit Committee at any time.

Limitation of the Audit Committee's Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Ratified February 2007

Appendix B
First National Bancshares, Inc.
Restricted Stock Plan

TABLE OF CONTENTS

FIRST NATIONAL BANCSHARES, INC.
2008 RESTRICTED STOCK PLAN

ARTICLE I
DEFINITIONS

As used herein, the following terms have the following meanings unless the context clearly indicates to the contrary:

"Award" shall mean a grant of Restricted Stock.

"Board" shall mean the Board of Directors of the Company.

"Code" shall mean the United States Internal Revenue Code of 1986, including effective date and transition rules (whether or not codified). Any reference herein to a specific section of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Committee" shall mean a committee of at least two Directors appointed from time to time by the Board to serve as the Board's Compensation Committee, having the duties and authority set forth herein in addition to any other authority granted by the Board; provided, however, that with respect to any Awards granted to an individual who is also a Section 16 Insider, the Committee shall consist of either the entire Board or a committee of at least two Directors (who need not be members of the Committee with respect to Awards granted to any other individuals) who are Non-Employee Directors, and all authority and discretion shall be exercised by such Non-Employee Directors, and references herein to the "Committee" shall mean such Non-Employee Directors insofar as any actions or determinations of the Committee shall relate to or affect Awards made to or held by any Section 16 Insider. At any time that the Board shall not have appointed a committee as described above, any reference herein to the Committee shall mean a reference to the Board.

"Company" shall mean First National Bancshares, Inc., a South Carolina corporation.

"Director" shall mean a member of the Board.

"Employee" means any person who is an employee (as defined in accordance with Section 3401(c) of the Code) of the Company and non-employees to whom an offer of employment has been extended. An Officer or Director who meets the foregoing definition is an Employee. An Employee shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or any Subsidiary, as applicable, or (ii) transfers between locations of the Company or between the Company, any Subsidiary, or any successor.

"Exchange Act" shall mean the Securities Exchange Act of 1934. Any reference herein to a specific section of the Exchange Act shall be deemed to include a reference to any corresponding provision of future law.

"Grantee" shall mean a person who has received an Award of Restricted Stock.

"Non-Employee Director" shall have the meaning set forth in Rule 16b-3 under the Exchange Act, as the same may be in effect from time to time, or in any successor rule thereto, and shall be determined for all purposes under the Plan according to interpretative or "no-action" positions with respect thereto issued by the Securities and Exchange Commission.

"Officer" shall mean a person who constitutes an officer of the Company for the purposes of Section 16 of the Exchange Act, as determined by reference to such Section 16 and to the rules, regulations, judicial decisions, and interpretative or "no-action" positions with respect thereto of the Securities and Exchange Commission, as the same may be in effect or set forth from time to time.

"Plan" shall mean the First National Bancshares, Inc. 2008 Restricted Stock Plan, the terms of which are set forth herein.

"Qualified Domestic Relations Order" shall have the meaning set forth in the Code or in the Employee Retirement Income Security Act of 1974, or the rules and regulations promulgated under the Code or such Act.

"Restricted Stock" shall mean Stock issued, subject to restrictions, to a Grantee pursuant to Article VI hereof.

"Restriction Agreement" shall mean the agreement setting forth the terms of an Award, and executed by a Grantee as provided in Section 6.5 hereof.

"Section 16 Insider" shall mean any person who is subject to the provisions of Section 16 of the Exchange Act, as provided in Rule 16a-2 promulgated pursuant to the Exchange Act.

"Stock" shall mean the Common Stock, par value $0.01 per share, of the Company or, in the event that the outstanding shares of Stock are hereafter changed into or exchanged for shares of a different stock or securities of the Company or some other entity, such other stock or securities.

"Subsidiary" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the grant (or modification) of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

ARTICLE II
THE PLAN

2.1 Name. This Plan shall be known as "First National Bancshares, Inc. 2008 Restricted Stock Plan."

2.2 Purpose. The purpose of the Plan is to advance the interests of the Company, its Subsidiaries, and its shareholders by affording Employees and Directors of the Company and its Subsidiaries an opportunity to acquire or increase their proprietary interests in the Company, thereby strengthening their concern for the welfare of the Company and its Subsidiaries. A further purpose of the Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its Subsidiaries. Accordingly, the Plan provides for granting Awards that are best suited to the circumstances of the particular Employee or Director as provided herein.

2.3 Effective Date and Duration of the Plan. The Plan shall become effective upon the date of its adoption by the Board, provided the Plan is approved by the shareholders of the Company within 12 months thereafter. Notwithstanding any provision in the Plan or in any Restriction Agreement, no Award shall be granted prior to such shareholder approval. No further Awards may be granted under the Plan after 10 years from the date the Plan is adopted by the Board. The Plan shall remain in effect until all Awards granted under the Plan have vested or been forfeited.

ARTICLE III
PARTICIPANTS

The class of persons eligible to participate in the Plan shall consist of all Directors and Employees of the Company or any Subsidiary.

ARTICLE IV
ADMINISTRATION

4.1 Duties and Powers of the Committee. Subject to the express provisions of the Plan, the Committee shall have authority, in its sole discretion, to determine which Employees or Directors shall receive an Award, the time or times when such Award shall be made, the number of shares to be subject to each Award, and the Forfeiture Restrictions and related conditions of lapse applicable to each Award. In making such determinations, the Committee shall take into account the nature of the services rendered by the respective Employees or Directors, their present and potential contribution to the Company's success, and such other factors as the Committee in its discretion shall deem relevant.

4.2. Additional Powers. The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, this shall include the power to construe the Plan and the Restriction Agreements executed hereunder, to prescribe rules and regulations relating to the Plan, and to determine the terms, restrictions, and provisions of the Restriction Agreement relating to each Award, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Restriction Agreement relating to an Award in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Section 4.2 shall be conclusive.

4.3 No Liability. Neither any member of the Board nor any member of the Committee shall be liable to any person for any act or determination made in good faith with respect to the Plan or any Award granted hereunder.

4.4 Majority Rule. A majority of the members of the Committee shall constitute a quorum, and any action taken by a majority at a meeting at which a quorum is present, or any action taken without a meeting evidenced by a writing executed by all the members of the Committee, shall constitute the action of the Committee.

4.5 Company Assistance. The Company shall supply full and timely information to the Committee on all matters relating to eligible persons, their employment, death, retirement, disability, or other termination of employment, and such other pertinent facts as the Committee may require. The Company shall furnish the Committee with such clerical and other assistance as is necessary in the performance of its duties.

ARTICLE V
SHARES OF STOCK SUBJECT TO PLAN

5.1 Limitations. Subject to adjustment in the same manner as provided in Section 5.2 below, the aggregate number of shares of Stock that may be issued under the Plan shall not exceed 320,000 shares. Shares shall be deemed to have been issued under the Plan only to the extent actually issued and delivered pursuant to an Award. To the extent that an Award lapses or the rights of its holder terminate, any shares of Stock subject to such Award shall again be available for the grant of an Award under the Plan. If shares of Restricted Stock are repurchased by the Company at their original purchase price, those shares shall become available for future grant under this Plan.

5.2 Antidilution.

(a) If (x) the outstanding shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of merger, consolidation, reorganization, recapitalization, reclassification, combination or exchange of shares, or stock split or stock dividend, (y) any spin-off, spin-out or other distribution of assets materially affects the price of the Company's stock, or (z) there is any assumption and conversion to the Plan by the Company of an acquired company's outstanding restricted stock, then:

(i) the aggregate number and kind of shares of Stock for which Awards may be granted hereunder shall be adjusted proportionately by the Committee; and

(ii) the rights of the holders of Awards (concerning the terms and conditions of the lapse of any then-remaining restrictions) shall be adjusted proportionately by the Committee.

(b) If the Company shall be a party to any reorganization in which it does not survive, involving merger, consolidation, or acquisition of the stock or substantially all the assets of the Company, the Committee, in its sole discretion, may (but is not required to) notify all Grantees that (i) all then-remaining restrictions pertaining to Awards under the Plan shall immediately lapse and/or (ii) all Awards granted under the Plan shall be assumed by the successor corporation or substituted on an equitable basis with restricted stock issued by such successor corporation.

(c) If the Company is to be liquidated or dissolved in connection with a reorganization described in Section 5.2(b), the provisions of such Section shall apply. In all other instances, the adoption of a plan of dissolution or liquidation of the Company shall, notwithstanding other provisions hereof, cause all then-remaining restrictions pertaining to Awards to lapse.

(d) The adjustments described in paragraphs (a) through (c) of this Section 5.2, and the manner of their application, shall be determined solely by the Committee, and any such adjustment may provide for the elimination of fractional share interests. The adjustments required under this Article V shall apply to any successors of the Company and shall be made regardless of the number or type of successive events requiring such adjustments.

ARTICLE VI
RESTRICTED STOCK

6.1 Forfeiture Restrictions to be Established by the Committee. Shares of Stock that are the subject of a Restriction Agreement shall be subject to restrictions on disposition by the Grantee and an obligation of the Grantee to forfeit and surrender the shares to the Company under certain circumstances (the "Forfeiture Restrictions"). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse upon (i) the attainment of one or more performance targets established by the Committee that are based on (1) the price of a share of Stock, (2) the Company's earnings per share, (3) the Company's market share, (4) the market share of a business unit of the Company designated by the Committee, (5) the sales of a business unit of the Company designated by the Committee, (6) the net income (before or after taxes) of the Company or any business unit of the Company designated by the Committee, (7) the cash flow return on investment of the Company or any business unit of the Company designated by the Committee, (8) the earnings before or after interest, taxes, depreciation, and/or amortization of the Company or any business unit of the Company designated by the Committee, (9) the return on shareholders' equity achieved by the Company, or (10) the total shareholders' return achieved by the Company, (ii) the Grantee's continued employment with the Company or a Subsidiary or continued service as a Director for a specified period of time, (iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion, or (iv) a combination of any of the foregoing. The performance measures described in clause (i) of the preceding sentence may be subject to adjustment for specified significant extraordinary items or events, and may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon future performance of the Company or any Subsidiary, division, or department thereof. Each Award may have different Forfeiture Restrictions in the discretion of the Committee.

6.2 Other Terms and Conditions. Stock awarded pursuant to a Restriction Agreement shall be represented by a stock certificate registered in the name of the Grantee. Unless provided otherwise in a Restriction Agreement, the Grantee shall have the right to receive dividends with respect to Stock subject to an Award, to vote Stock subject an Award, and to enjoy all other shareholder rights, except that (i) the Grantee shall not be entitled to delivery of the stock certificate until the Forfeiture Restrictions have expired, (ii) the Company shall retain custody of the stock until the Forfeiture Restrictions have expired, (iii) the Grantee may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the stock until the Forfeiture Restrictions have expired, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restriction Agreement shall cause a forfeiture of the Award. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to the Award, including, but not limited to, rules pertaining to the termination of employment or service as a Director (by retirement, disability, death or otherwise) of a Grantee prior to expiration of the Forfeiture Restrictions. Such additional terms, conditions, or restrictions shall be set forth in a Restriction Agreement made in conjunction with the Award.

6.3 Payment for Restricted Stock. The Committee shall determine the amount and form of any payment for Stock received pursuant to an Award, provided that in the absence of such a determination, a Grantee shall not be required to make any payment for Stock received pursuant to an Award, except to the extent otherwise required by law.

6.4 Committee's Discretion to Accelerate Vesting of Awards. The Committee may, in its discretion and as of a date determined by the Committee, fully vest any or all Stock awarded to a Grantee pursuant to an Award and, upon such vesting, all restrictions applicable to such Award shall terminate as of such date. Any action by the Committee pursuant to this section may vary among individual Grantees and may vary among the Awards held by any individual Grantee.

6.5 Restriction Agreements. At the time any Award is made under this Article VI, the Company and the Grantee shall enter into a Restriction Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restriction Agreements need not be identical. Subject to the consent of the Grantee and the restriction set forth in the last sentence of Section 6.4 above, the Committee may, in its sole discretion, amend an outstanding Restriction Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan.

ARTICLE VII
STOCK CERTIFICATES

The Company shall not be required to deliver any certificate for shares of Restricted Stock granted hereunder, prior to fulfillment of all of the following conditions:

(a) The admission of such shares to listing on all stock exchanges on which the Stock is then listed;

(b) The completion of any registration or other qualification of such shares which the Committee shall deem necessary or advisable under any federal or state law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body; and

(c) The obtaining of any approval or other clearance from any federal or state governmental agency or body which the Committee shall determine to be necessary or advisable.

Within a reasonable period of time following the lapse of the restrictions on shares of Restricted Stock, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Stock and such Stock shall be free of all restrictions under this Plan. Stock certificates issued and delivered to Grantees shall bear such restrictive legends as the Company shall deem necessary or advisable pursuant to applicable federal and state securities laws.

ARTICLE VIII
TERMINATION AND AMENDMENT

The Board in its discretion may terminate the Plan at any time with respect to any shares of Stock for which Awards have not already been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided that no change in any Award already granted may be made which would impair the rights of the Grantee without the consent of the Grantee, and provided, further, that the Board may not, without approval of the shareholders of the Company amend the Plan to increase the maximum aggregate number of shares of Stock that may be issued under the Plan or change the class of individuals eligible to receive Awards under the Plan.

ARTICLE IX
RELATIONSHIP TO OTHER COMPENSATION PLANS

The adoption of the Plan shall not affect any other stock option, incentive, or other compensation plans in effect for the Company or any of its Subsidiaries; nor shall the adoption of the Plan preclude the Company or any of its Subsidiaries from establishing any other form of incentive or other compensation plan for Employees or Directors of the Company or any of its Subsidiaries.

ARTICLE X
MISCELLANEOUS

10.1 Replacement or Amended Grants. At the sole discretion of the Committee, and subject to the terms of the Plan, the Committee may modify outstanding Awards or accept the surrender of outstanding Awards and grant new Awards in substitution for them. However, no modification of an Award shall adversely affect a Grantee's rights under a Restriction Agreement without the consent of the Grantee or his legal representative.

10.2 Forfeiture for Competition. If a Grantee provides services to a competitor of the Company or any of its Subsidiaries, whether as an employee, officer, director, independent contractor, consultant, agent, or otherwise, such services being of a nature that can reasonably be expected to involve the skills and experience used or developed by the Grantee while an Employee, then any shares of Restricted Stock held by such Grantee subject to remaining restrictions shall be forfeited, subject in each case to a determination to the contrary by the Committee.

10.3 Plan Binding on Successors. The Plan shall be binding upon the successors and assigns of the Company.

10.4 Headings, etc., No Part of Plan. Headings of Articles and Sections hereof are inserted for convenience and reference; they do not constitute part of the Plan.

10.5 Section 16 Compliance. With respect to Section 16 Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed void to the extent permitted by law and deemed advisable by the Committee.

10.6 No Right to an Award. Neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give an Employee or Director any right to an Award, or any other rights hereunder except as may be evidenced by a Restriction Agreement duly executed on behalf of the Company, and then only to the extent and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the performance of its obligations under any Award.

10.7 No Employment/Membership Rights Conferred. Nothing contained in the Plan shall (i) confer upon any Employee any right with respect to continuation of employment with the Company or any Subsidiary or (ii) interfere in any way with the right of the Company or any Subsidiary to terminate his or her employment at any time. Nothing contained in the Plan shall confer upon any Director any right with respect to continuation of membership on the Board.

10.8 Restriction on Transfer. An Award shall not be transferable otherwise than (i) by will or the laws of descent and distribution, (ii) pursuant to a Qualified Domestic Relations Order, or (iii) with the consent of the Committee.

Raven Cliff Falls, Caesars Head State Park, South Carolina



Regional Boards

FIRST NATIONAL

[redacted]

Mission Statement

"Our mission is to be the premier bank in our markets that exceeds the expectations of our customers, employees, stockholders and the community and to provide quality, competitive products and services with a team of friendly and well-trained professionals."

END

FIRST NATIONAL®

P.O. Box 3508
Spartanburg, SC 29304

www.firstnational-online.com